UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Stealth BioTherapeutics Corp

(Name of the Issuer)

Stealth BioTherapeutics Corp

Stealth Parent Limited

Stealth Merger Sub Limited

Morningside Venture (I) Investments Limited

Equal Talent Investments Limited

Season Pioneer Investments Limited

Golwyn Capital Appreciation Limited

J. Wood Capital Advisors LLC

(Name of Person(s) Filing Statement)

Ordinary Shares, par value US$0.0003 per share*

American Depositary Shares, each representing twelve Ordinary Shares

(Title of Class of Securities)

85788D100**

(CUSIP Number of Class of Securities)

c/o Stealth BioTherapeutics Inc.

140 Kendrick Street

Needham, MA 02494

Tel: (617) 600-6888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Joshua M. Zachariah Gregg L. Katz Sean M. Donahue Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Rosemary G. Reilly Michael Gilligan Ryan S. Brewer Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 (617) 526-6000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

*

Not for trading, but mentioned in connection with the listing on the Nasdaq Global Market of the American depositary shares (“ADSs”), each representing twelve (12) ordinary shares, with a par value of US$0.0003 per share, of the Company.

**	CUSIP number of the ADSs.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

i

INTRODUCTION

This Amendment No. 2 amends and supplements the transaction statement filed pursuant to Rule 13e-3 (as amended, this “Transaction Statement” or this “Schedule 13E-3”) with the Securities and Exchange Commission (the “SEC”) on August 19, 2022, as amended by Amendment No. 1 filed on September 30, 2022, jointly by the following Persons (each separately, a “Filing Person,” and collectively, the “Filing Persons”):

a)

Stealth BioTherapeutics Corp, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”) and the issuer of ordinary shares, each with a par value of US$0.0003 per share (the “Ordinary Shares”), including the Ordinary Shares represented by ADSs, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act of 1934, as amended (the “Exchange Act”);

b)	Stealth Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”);

c)	Stealth Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”);

d)	Morningside Venture (I) Investments Limited, an exempted company incorporated under the laws of the British Virgin Islands with company number 165223 (“Morningside”);

e)	Equal Talent Investments Limited, an exempted company incorporated under the laws of the British Virgin Islands (“ETIL”);

f)	Season Pioneer Investments Limited, an exempted company incorporated under the laws of the British Virgin Islands (“SPIL”);

g)	Golwyn Capital Appreciation Limited, an exempted company incorporated under the laws of the British Virgin Islands (“Golwyn”); and

h)	J. Wood Capital Advisors LLC, (“J. Wood Capital,” together with Parent, Merger Sub, Morningside, ETIL, SPIL, and Golwyn, collectively, the “Buyer Group”).

On July 31, 2022, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Parent and Merger Sub, which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”), substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”). The Merger Agreement provides for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company after the Merger (the “Surviving Company”). The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing shareholders of the Company. At the effective time of the Merger (the “Effective Time”), the Company will be directly owned by Parent and the holders of the Continuing Shares (as defined below) and beneficially owned by the Buyer Group.

The Items specified by Schedule 13E-3, with references to the locations where the information required by such items can be found, are enumerated beginning on Page 80 of this statement.

SUMMARY TERM SHEET

This summary, together with the “Questions and Answers about the Merger” below, highlights selected information contained in the remainder of this Transaction Statement. This summary does not contain all of the information that may be important to an Unaffiliated Security Holder (as defined below) of the Company. Unaffiliated Security Holders should read this entire Transaction Statement and the other documents to which this Transaction Statement refers for a more complete understanding of the Merger and the related transactions and how they affect Unaffiliated Security Holders.

The terms “we,” “us,” “our,” and the “Company” as used in this Transaction Statement refer to Stealth BioTherapeutics Corp and/or its direct and indirect subsidiaries as the context may require. The term “Stealth Board” refers to the board of directors of the Company. The term “Special Committee” refers to a special committee of independent, disinterested directors of the Company that was formed by the Stealth Board. The term “Unaffiliated Security Holders” is used in this Transaction Statement as such term is defined in Rule 13e-3(a)(4) under the Exchange Act, and refers to holders of Ordinary Shares and ADSs that are not affiliates of the Company. The term “Person” refers to a natural person, a partnership, a corporation, a limited liability company, a business trust, a joint share company, a trust, an unincorporated association, a joint venture, a governmental entity or another entity or organization. References to “dollars” and “US$” in this Transaction Statement are to U.S. dollars.

The Parties Involved in the Merger

The Company

The Company is a clinical-stage biotechnology company focused on the discovery, development and commercialization of novel therapies for diseases involving mitochondrial dysfunction. Mitochondria, found in nearly every cell in the body, are the body’s main source of energy production and are critical for normal organ function. Dysfunctional mitochondria characterize a number of rare genetic diseases and many common age-related diseases, leading to devastating cardiac, ophthalmic and neurological symptoms. The Company believes its product candidates have significant potential to treat the cardiac, ophthalmic and neurological symptoms of both rare genetic and common age-related mitochondrial diseases. The Company’s mission is to be the leader in mitochondrial medicine, and the Company has assembled a highly experienced management team, board of directors and group of scientific advisors to help it achieve this mission.

The Company is an exempted company incorporated under the laws of the Cayman Islands. The Company’s principal executive office and registered office is c/o Intertrust Corporate Services (Cayman) Limited One Nexus Way, Camana Bay, Grand Cayman KY1-9005 Cayman Islands. The Company’s telephone number of its principal executive offices is (617) 600-6888. The Company has two wholly owned subsidiaries: Stealth BioTherapeutics, Inc., a Delaware company, which it refers to as Stealth Delaware and Stealth BioTherapeutics (HK) Limited, a company incorporated with limited liability under the laws of Hong Kong. The Company’s agent for service of process in the United States is Stealth Delaware, and the executive offices of Stealth Delaware are located at 140 Kendrick Street, Needham, MA 02494, and the telephone number there is (617) 600-6888. The principal business address, telephone number, principal business, citizenship and other information regarding the Company’s directors and officers are set forth in Schedule I, which is attached hereto and incorporated by reference.

The Company is the issuer of the Ordinary Shares, including the Ordinary Shares represented by ADSs, each representing twelve (12) Ordinary Shares. ADSs are traded on the Nasdaq Global Market (“Nasdaq”) under the symbol “MITO.” As of October 7, 2022, there were a total of 882,629,602 Ordinary Shares issued and outstanding (which, for the avoidance of doubt, excludes 2,947,704 Ordinary Shares held as ADSs in a custodial account for settlement of awards under the Company’s equity compensation plans, and excluding 75,581,362 Ordinary Shares issuable upon exercise of share options outstanding, 52,849,246 Ordinary Shares reserved for issuance under the 2019 Share Incentive Plan, as amended (the “2019 Plan”), and the 2019 Employee Share Purchase Plan (the “ESPP”), 30,995,316 Ordinary Shares reserved for issuance or issuable upon vesting of grants outstanding under the 2020 ADS Incentive Plan (the “2020 ADS Plan”) and 283,347,109 Ordinary Shares issuable upon exercise of outstanding warrants).

For a more complete description of the Company’s business, history, and organizational structure, please see the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 7, 2022 (the “Stealth 2021 Form 20-F”), which is incorporated by reference herein. See “Where You Can Find More Information” for instructions on obtaining a copy of the Stealth 2021 Form 20-F.

Parent

Parent is an exempted company with limited liability incorporated under the laws of the Cayman Islands. Parent was formed solely for the purpose of completing the transactions contemplated under the Merger Agreement (each as described below) (the “Transactions”).

Parent is wholly owned by Morningside. The principal business address and telephone number of Parent is c/o THC Management Services S.A.M., 2nd Floor, Le Prince De Galles, 3-5 Avenue des Citronniers, Monaco, MC 98000, 011-377-97-97-47-37. The registered office of Parent is located at c/o Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.

Frances Anne Elizabeth Richard, Jill Marie Franklin, and Cheung Ka Ho are directors of Parent. The principal business address, telephone number, principal business, citizenship and other information regarding Parent’s directors are set forth in Schedule I, which is attached hereto and incorporated by reference.

Merger Sub

Merger Sub is an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly owned by Parent. Merger Sub is a holding company formed solely for the purpose of completing the transactions contemplated under the Merger Agreement, including the Merger. The one issued Ordinary Share of Merger Sub is, and will be immediately prior to the closing of the Merger, held by Parent. Merger Sub does not hold, and will not hold immediately prior to the closing of the Merger, any shares in any other entity. The principal business address and telephone number of Merger Sub is c/o THC Management Services S.A.M., 2nd Floor, Le Prince De Galles, 3-5 Avenue des Citronniers, Monaco, MC 98000, 011-377-97-97-47-37. The registered office of Merger Sub is located at c/o Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.

The principal business address, telephone number, principal business, citizenship and other information regarding Merger Sub’s directors are set forth in Schedule I, which is attached hereto and incorporated by reference.

Morningside Venture (I) Investments Limited

Morningside is an exempted company with limited liability incorporated under the laws of the British Virgin Islands. Morningside’s principal business is focused on investments in private equity and venture capital.

Morningside is ultimately wholly beneficially owned by a family trust established by Madam Chan Tan Ching Fen. The principal business address of Morningside is c/o THC Management Services S.A.M., 2nd Floor, Le Prince De Galles, 3-5 Avenue des Citronniers, Monaco, MC 98000. The telephone number of Morningside is 011-377-97-97-47-37. The registered office of Morningside is Pasea Estate, Road Town, Tortola, British Virgin Islands. Morningside, SPIL, ETIL and Golwyn may act together with respect to the voting and disposition of the securities held by such entities.

Frances Anne Elizabeth Richard, Jill Marie Franklin, Peter Stuart Allenby Edwards and Cheung Ka Ho are directors of Morningside. Morningside does not have any executive officers. The principal business address, telephone number, principal business, citizenship and other information regarding Morningside’s directors are set forth in Schedule I, which is attached hereto and incorporated by reference.

Equal Talent Investments Limited

ETIL is an exempted company incorporated under the laws of the British Virgin Islands and is ultimately wholly beneficially owned by a trust over which Peter Stuart Allenby Edwards has sole authority to remove the trustee. ETIL’s principal business is focused on investments in private equity and venture capital. The principal business address and telephone number of ETIL is c/o THC Management Services S.A.M., 2nd Floor, Le Prince De Galles, 3-5 Avenue des Citronniers, Monaco, MC 98000, 011-377-97-97-47-37. Suk Ying Pauli Ng is the sole director of ETIL.

The principal business address, telephone number, principal business, citizenship and other information regarding Suk Ying Pauli Ng are set forth in Schedule I, which is attached hereto and incorporated by reference.

Season Pioneer Investments Limited

SPIL is an exempted company incorporated under the laws of the British Virgin Islands and ultimately wholly beneficially owned by a trust over which Peter Stuart Allenby Edwards has sole authority to remove the trustee. SPIL’s principal business is focused on investments in private equity and venture capital. The principal business address and telephone number of SPIL is c/o THC Management Services S.A.M., 2nd Floor, Le Prince De Galles, 3-5 Avenue des Citronniers, Monaco, MC 98000, 011-377-97-97-47-37. Suk Ying Pauli Ng is the sole director of SPIL.

The principal business address, telephone number, principal business, citizenship and other information regarding Suk Ying Pauli Ng are set forth in Schedule I, which is attached hereto and incorporated by reference.

Golwyn Capital Appreciation Limited

Golwyn is an exempted company incorporated under the laws of the British Virgin Islands and ultimately beneficially owned by a trust over which Chan Suet Ying and Adriel Chan have sole authority to remove the trustee. Golwyn’s principal business is focused on investments in private equity and venture capital. The principal business address and telephone number of Golwyn is c/o THC Management Services S.A.M., 2nd Floor, Le Prince De Galles, 3-5 Avenue des Citronniers, Monaco, MC 98000, 011-377-97-97-47-37. Frances Anne Elizabeth Richard and Jill Marie Franklin are the directors of Golwyn.

The principal business address, telephone number, principal business, citizenship and other information regarding Frances Anne Elizabeth Richard and Jill Marie Franklin are set forth in Schedule I, which is attached hereto and incorporated by reference.

J. Wood Capital Advisors LLC

J. Wood Capital is an advisory firm and registered broker dealer. J. Wood Capital’s principal business is providing capital structure advice and solutions to corporate clients. The principal business address and telephone number of J. Wood Capital are 1820 Calistoga Road, Santa Rosa, CA 95404, 415-577-5305.

Jason Wood is the managing member, chief executive officer and chief compliance officer of J. Wood Capital, and Gregory Batista is the chief legal officer of J. Wood Capital. The principal business address, telephone number, principal business, citizenship and other information regarding J. Wood Capital’s managing member and officers are set forth in Schedule I, which is attached hereto and incorporated by reference.

The Merger Agreement and the Plan of Merger

On July 31, 2022, the Company entered into the Merger Agreement with Parent and Merger Sub, which included the Plan of Merger in the form attached as Annex A to the Merger Agreement. The Merger Agreement provides for the Merger, with the Company continuing as the Surviving Company after the Merger. At the Effective Time, the Company will be directly owned by Parent and the holders of the Continuing Shares and beneficially owned by the Buyer Group.

The following summary describes the material terms of the Merger Agreement, including the Plan of Merger, but does not purport to describe all of the terms of the Merger Agreement and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Exhibit (d)(1) to this Transaction Statement. Unaffiliated Security Holders should read the Merger Agreement and the Plan of Merger in their entirety because they, and not this Transaction Statement, are the legal documents that govern the Merger.

The Merger

The Merger Agreement provides for the merger of Merger Sub with and into the Company upon the terms, and subject to the conditions, of the Merger Agreement and the Plan of Merger, with the Company as the Surviving Company. The Company expects the Merger to take place approximately forty (40) days following the date of the mailing of this Transaction Statement, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws, after all the closing conditions to the Merger have been satisfied or waived in accordance with the Merger Agreement. Following the Effective Time of the Merger, the ADSs will no longer be listed on Nasdaq, and the Company will cease to be a publicly-traded company and will be directly owned by Parent and the holders of the Continuing Shares and beneficially owned by the Buyer Group.

Merger Consideration

Each Ordinary Share, other than as described below, issued and outstanding immediately prior to the Effective Time will cease to exist and be cancelled for the right to receive an amount in cash per share and without interest and excluding applicable taxes equal to US$0.03125 (the “Per Share Merger Consideration”).

Each ADS issued and outstanding immediately prior to the Effective Time will cease to exist and will be cancelled for the right to receive an amount in cash per ADS equal to US$0.375 (less up to US$0.05 per ADS of cancellation fees payable pursuant to the terms of the deposit agreement, dated February 20, 2019, among the Company, Citibank, N.A. (the “ADS Depositary”) and the holders and beneficial owners of ADSs issued thereunder (the “Deposit Agreement”)), without interest and excluding applicable taxes (the “Per ADS Merger Consideration,” and together with the “Per Share Merger Consideration” the “Merger Consideration”). The ADS Depositary will distribute such consideration to the holders of ADSs pursuant to the terms and conditions set forth in the Merger Agreement and the Deposit Agreement.

Notwithstanding the foregoing, the following Ordinary Shares (including such Ordinary Shares represented by ADSs) will not be converted into the right to receive the consideration described in the immediately preceding sentences:

a)

Each of the Ordinary Shares held by Morningside or its affiliates (the “Continuing Shares”) issued and outstanding immediately prior to the Effective Time, which shall continue to exist without interruption and shall thereafter represent one validly issued, fully paid and non-assessable ordinary share, par value US$0.0003 each, of the Surviving Company.

b)

Each of the (i) Ordinary Shares held by the Company or any of its subsidiaries; and (ii) Ordinary Shares held by or Ordinary Shares represented by ADSs held by the ADS Depositary and reserved for issuance and/or allocation pursuant to the Company’s equity compensation plans (the “Excluded Shares”) and ADSs representing Excluded Shares, in each case issued and outstanding immediately prior to the Effective Time, each of which will be cancelled without payment of any consideration or distribution therefor.

c)

Each of the Ordinary Shares held by holders who have validly exercised and perfected and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Cayman Islands Companies Act (As Revised) (the “Cayman Islands Companies Act”), which will be cancelled and cease to exist at the Effective Time in exchange for the right to exercise the rights conferred by Section 238 of the Cayman Islands Companies Act (the “Dissenting Shares”).

At the Effective Time, each ordinary share, par value US$0.0003 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and non-assessable ordinary share, par value US$0.0003 per share, of the Surviving Company. These shares of the Surviving Company will (other than as otherwise provided in the memorandum and articles of association of the Surviving Company) rank pari passu with the Continuing Shares.

The Merger Consideration will not be paid to shareholders (including holders of ADSs) who are untraceable unless and until they notify the paying agent (described under the caption “—Exchange Procedures” below) or the ADS Depositary, as applicable, of their current contact details. A holder of Ordinary Shares or ADSs will be deemed to be untraceable if (a) such person has no registered address in the register of members (or branch register) maintained by the Company or the ADS Depositary or (b) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (i) has been sent to such person and has been returned undelivered or has not been cashed, (ii) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the ADS Depositary or (iii) notice of the extraordinary general meeting of the Company’s shareholders convened to vote on the Merger has been sent to such person and been returned undelivered. Monies due to dissenting shareholders and shareholders of the Company who are untraceable will be returned to the Surviving Company on demand for the benefit of dissenting shareholders and shareholders of the Company (including holders of ADSs) who are untraceable. Monies unclaimed after a period of seven years from the closing date will be forfeited and will revert to the Surviving Company.

Treatment of Company Options

At the Effective Time, (i) each option to purchase Ordinary Shares granted under the Company’s equity compensation plans (“Company Options”) that will have become vested and remain outstanding and unexercised as of the Effective Time will be cancelled and, if the per Ordinary Share exercise price of such vested option is less than the Per Share Merger Consideration, entitle the holders thereof to receive, as soon as practicable after the Effective Time, from the Surviving Company or one of its subsidiaries, without interest and net of any applicable withholding taxes, a cash amount equal to the product of (a) the excess, if any, of the Per Share Merger Consideration over the exercise price of such vested option and (b) the number of Ordinary Shares underlying such vested option; (ii) each option to purchase Ordinary Shares granted under the equity compensation plans that will not have become vested and remain outstanding and unexercised as of the Effective Time will be cancelled and, if the per Ordinary Share exercise price of such unvested option is less than the Per Share Merger Consideration, entitle the holders thereof to receive, as soon as practicable after the Effective Time, from the Surviving Company, without interest and net of any applicable withholding taxes, a restricted cash award equal to the product of (a) the excess, if any, of the Per Share Merger Consideration over the exercise price of such unvested option and (b) the number of Ordinary Shares underlying such unvested option (the “Option Consideration”). Any restricted cash award shall be subject to the same vesting conditions and schedules applicable to such unvested option without giving effect to the Merger.

Treatment of Company Restricted Share Units (“Company RSUs”)

Each vested Company RSU will be cancelled at the effective time of the Merger and entitle the holder thereof to receive as soon as practicable after the Effective Time, from the Surviving Company or one of its subsidiaries without interest and net of any applicable withholding taxes, a cash amount equal to the Per ADS Merger

Consideration times the number of ADSs underlying such Company RSU. Each Company RSU that will not have become vested and remain outstanding as of the Effective Time will be cancelled and entitle the holder thereof to receive, as soon as practicable after the Effective Time, from the Surviving Company, without interest and net of any applicable withholding taxes, a restricted cash award equal to the product of (a) the Per ADS Merger Consideration and (b) the number of ADSs underlying such unvested RSU (the “RSU Consideration”). Any restricted cash award shall be subject to the same vesting conditions and schedules applicable to such unvested RSU without giving effect to the Merger.

Treatment of Company Warrants

The Company issued warrants to purchase (i) 224,993,157 Ordinary Shares to Morningside (the “Morningside Warrants”), (ii) 13,636,364 Ordinary Shares to the lenders in connection with its entry into a venture loan facility (the “Venture Warrants”), (iii) 500,000 Ordinary Shares to Hercules Capital, Inc. in connection with a Loan and Security Agreement the Company entered into in June 2017 (the “Hercules Capital Warrants”) and (iv) 44,217,588 Ordinary Shares, represented by 3,684,799 ADSs to Armistice Capital Master Fund Ltd. in a private placement in April 2022 (the “Armistice Warrant”).

Under the terms of the Morningside Warrants, the warrantholder is entitled to receive, upon exercise of the Morningside Warrants, the amount of shares that the warrantholder would have received in connection with the Merger as if the warrantholder had exercised immediately prior to the Effective Time.

Under the terms of the Venture Warrants, the Company, or such successor or purchasing corporation, as the case may be, is required to execute and deliver to the warrantholders a new warrant so that the holders of the Venture Warrants have the right to receive upon exercise, in lieu of the Ordinary Shares theretofore issuable upon exercise of the Venture Warrants, (i) the Per Share Merger Consideration for the Ordinary Shares underlying each Venture Warrant or (ii) in the case of a transaction in which the consideration paid consists all or in part of assets other than securities of the successor or purchasing corporation, at the option of the warrantholders, the securities of the successor or purchasing corporation.

Under the terms of the Hercules Capital Warrants, the warrantholder is entitled to receive, upon exercise of the Hercules Capital Warrant, the amount that the warrantholder would have received in connection with the Merger as if the warrantholder had exercised immediately prior to the Effective Time.

Under the terms of the Armistice Warrants, the warrantholder is entitled to receive, upon exercise of the Armistice Warrants, the Per ADS Merger Consideration for the ADSs underlying each Armistice Warrant. In addition, the warrantholder has the right to require the Company or the Surviving Company to purchase the Armistice Warrants for cash in the amount of the Black-Scholes value (as such term is defined in the Armistice Warrants) of the unexercised portion of the Armistice Warrants on the date of the consummation of the Merger.

Exchange Procedures

Prior to the Effective Time, Parent and Merger Sub will jointly appoint a bank or trust company selected by them and reasonably acceptable to the Company to act as paying agent with respect to the Merger. At or prior to the Effective Time, Merger Sub will deposit or cause to be deposited with the paying agent for the benefit of the holders of Ordinary Shares and ADSs, the exchange fund, consisting of cash sufficient for the paying agent to pay the consideration described under the caption “—Merger Consideration” above.

As promptly as practicable after the Effective Time, the paying agent will deliver or mail to each registered holder of Ordinary Shares (other than the Continuing Shares, the Excluded Shares, the Dissenting Shares and Ordinary Shares represented by ADSs, as the case may be) (a) a letter of transmittal specifying the manner in which the delivery of the merger consideration to registered holders of the Ordinary Shares will be effected and (b) instructions for, if applicable, effecting the surrender of share certificates (or affidavits and indemnities of loss in lieu of the share certificates) and/or other documents that may be required according to the paying agent’s instructions, in exchange for the Per Share Merger Consideration. If any share certificate has been lost, stolen or destroyed, then the person claiming such share certificate to be lost, stolen or destroyed will have to make an affidavit of loss, theft or destruction, and, if required by the Surviving Company or the paying agent, post a bond in a reasonable amount as the Surviving Company or the paying agent may direct, as indemnity against any claim that may be made against it with respect to such share certificate before such person will be entitled to receive the Per Share Merger Consideration. Upon the surrender of, if applicable, any share certificates (or affidavits and indemnities of loss in lieu of the share certificates) and/or other documents that may be required according to the paying agent’s instructions, together with a duly completed and validly executed letter of transmittal, each registered holder of Ordinary Shares (other than the Continuing Shares, the Excluded Shares, the Dissenting Shares and Shares represented by ADSs, as the case may be) represented by such share certificates and each registered holder of non-certificated Ordinary Shares (other than the Continuing Shares, the Excluded Shares, the Dissenting Shares and Ordinary Shares represented by ADSs, as the case may be) represented by book entry, that is entitled to receive the merger consideration described under the caption “—Merger Consideration” above will receive a payment in an amount equal to (a) the number of such Ordinary Shares represented by such share certificate multiplied by (b) the Per Share Merger Consideration, without interest and net of any applicable withholding taxes. The share certificate so surrendered will be marked as cancelled.

As promptly as reasonably practicable after the Effective Time, the paying agent will transmit to the ADS Depositary an amount equal to (a) the number of Ordinary Shares held by the ADS Depositary immediately prior to the Effective Time (other than Excluded Shares) multiplied by (b) the Per Share Merger Consideration, in cash, without interest and net of any applicable withholding taxes. The ADS Depositary will distribute the Per ADS Merger Consideration to ADS holders pro rata to their holdings of ADSs (other than ADSs representing the Excluded Shares), without interest and net of any applicable withholding taxes, upon surrender by them of the ADSs. Pursuant to the Deposit Agreement, the ADS holders will pay any applicable taxes, registration fees, delivery expenses, conversion fees, regulatory fees and certain other fees in connection with the cancellation of the ADSs surrendered and the distribution of the Per ADS Merger Consideration to ADS holders.

Representations and Warranties

The Merger Agreement contains representations and warranties made by the Company to Parent and Merger Sub and representations and warranties made by Parent and Merger Sub to the Company. The statements embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to important qualifications and limitations agreed by the parties in connection with negotiating the terms of the Merger Agreement (including a disclosure schedule delivered by the Company in connection therewith but not reflected in the Merger Agreement). In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to shareholders, may have been made for the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement rather than establishing matters as facts. The representations and warranties made by the Company were qualified by its public disclosure with the SEC prior to the date of the Merger Agreement and a disclosure schedule delivered by the Company to Parent and Merger Sub contemporaneously with the execution of the Merger Agreement.

The representations and warranties made by the Company to Parent and Merger Sub include representations and warranties relating to, among other things:

•	due incorporation, valid existence, good standing of the Company and qualification, license or authority to carry on the Company’s business;

•	the memorandum and articles of association or other equivalent organizational documents of the Company being in full force and effect;

•

the Company’s capitalization, the absence of preemptive or other similar rights or any debt securities that give its holders the right to vote with the Company’s shareholders, the absence of encumbrances on the Company’s ownership of the equity interests of its subsidiaries;

•

the Company’s corporate power and authority to execute, deliver and perform its obligations under the Merger Agreement and to consummate the Transactions, including the Merger, and the enforceability of the Merger Agreement against the Company;

•	the required vote of the Company’s shareholders to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger;

•

the recommendation of the Special Committee, the determination of the fairness of the Merger by the Stealth Board, the approval of the Merger Agreement and the Transactions by the Stealth Board and the direction by the Stealth Board that the Merger Agreement, the Plan of Merger and the Transactions be submitted to the shareholders for authorization and approval;

•	the receipt of an opinion from Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) the Special Committee’s financial advisor;

•

the absence of (a) any conflict with or violation of the organizational documents of the Company and its subsidiaries, (b) any conflict with or violation of applicable law that would have a Company Material Adverse Effect (as defined below) or be reasonably expected to prevent or materially delay or materially impair the Company’s ability to consummate the Merger, or (c) any breach of, default under, or any right given to others of termination, amendment, acceleration or cancellation of, or creation of any lien on any property or asset of the Company or any of its subsidiaries pursuant to, any contract to which the Company or any of its subsidiaries is a party or by which any of their respective properties are bound, that would have a Company Material Adverse Effect or be reasonably expected to prevent or materially delay or materially impair the Company’s ability to consummate the Merger, in each case, as a result of the Company’s execution, delivery and performance of the Merger Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger;

•	governmental consents and approvals in connection with the Company’s execution, delivery and performance of the Merger Agreement and the consummation of the Transactions, including the Merger;

•	the information supplied by the Company for inclusion in this Schedule 13E-3 and the proxy statement;

•	the absence of a shareholder rights agreement and the inapplicability of any anti-takeover law to the Merger Agreement and the Transactions; and

•	the absence of any undisclosed broker, finder or other fees or commission; the Company’s tax treatment for U.S. federal income tax purposes and other tax related matters.

Some of the representations and warranties made by the Company in the Merger Agreement are qualified as to “materiality” or “Company Material Adverse Effect.” As used herein and for purposes of the Merger Agreement, a “Company Material Adverse Effect” means any event, fact, condition, development, result, circumstance, change or effect, individually or in the aggregate with all other events, facts, conditions, developments, results, circumstances, changes and effects, that (A) would, or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its subsidiaries taken as a whole or (B) would, or would reasonably be expected to prevent or materially impair or delay the consummation of the Merger by the Company prior to its expiration, provided that with respect to the foregoing clause (A) the determination of whether a Company Material Adverse Effect has or will have occurred will not take into account any of the following, either alone or in combination:

a)	changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, including changes in interest rates and foreign exchange rates, or in any of the industries in which the Company or any of its subsidiaries operate;

b)

any impact or effect resulting or arising from the public announcement of or the performance of the Merger Agreement by the Company, the pendency or consummation of the Transactions or the identity of any of the members of the Buyer Group as the acquiror of the Company, including the impact or effect of the foregoing on the relationships, contractual or otherwise, of the Company or any of its subsidiaries with any employees, customers, suppliers or partners;

c)	geopolitical conditions, natural disaster or any outbreak or escalation of hostilities or war or any act of terrorism or other force majeure events;

d)

changes in any applicable laws or applicable accounting regulations or principles (including U.S. generally accepted accounting principles), or the interpretation or enforcement of such laws, regulations or principles;

e)

any change in the price or trading volume of the ADSs or any failure to meet any internal or published financial projections, forecasts, estimates, budgets, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics or predictions or forward-looking statements (however, the facts or occurrences giving rise to or contributing to such change or failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect);

f)

any material litigation, suit, claim, action, proceeding or investigation in respect of the Merger Agreement or the Transactions, including the Merger, brought or commenced by any current or former shareholder of the Company (on their own behalf or on behalf of the Company); or

g)

any action taken, or failure to take action, by the Company or any of its subsidiaries that is expressly required by the Merger Agreement and/or that the Buyer Group has consented to or requested in writing;

provided that any change referred to in clause (a), (c) or (d) will be taken into account in determining whether there has been a Company Material Adverse Effect to the extent such changes affect the Company and its subsidiaries in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which the Company and its subsidiaries operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

The representations and warranties made by Parent and Merger Sub to the Company include representations and warranties relating to, among other things:

•	Parent’s and Merger Sub’s due incorporation, valid existence and good standing and power and authority to carry on its respective business;

•	Parent’s and Merger Sub’s memorandum and articles of association being in full force and effect;

•	the capitalization and business of Merger Sub;

•

Parent’s and Merger Sub’s corporate power and authority to execute, deliver and perform their respective obligations under and to consummate the Transactions, including the Merger, and the enforceability of the Merger Agreement against Parent and Merger Sub;

•

the absence of (a) any conflict with or violation of the organizational documents of Parent or Merger Sub, (b) any conflict with or violation of applicable law that would be reasonably expected to prevent or materially delay consummation of the Transactions, including the Merger, or the financing or be materially adverse to Parent’s or Merger Sub’s ability to perform its obligations under the Merger Agreement or the equity commitment letters, or (c) any breach of, default under, or any right given to others of termination, amendment, acceleration or cancellation of, or creation of any lien on any property or asset of Parent or Merger Sub pursuant to, any contract to which Parent or Merger Sub is a party or by which its properties are bound, that would be reasonably expected to prevent or materially delay consummation of the Transactions, including the Merger, or the financing or be materially adverse to Merger Sub’s ability to perform its obligations under the Merger Agreement, in each case, as a result of Parent’s or Merger Sub’s execution, delivery and performance of the Merger Agreement and the Plan of Merger;

•

governmental consents and approvals in connection with the execution, delivery and performance of the Merger Agreement and consummation of the Transactions, including the Merger, by Parent or Merger Sub;

•	the information supplied by Parent and Merger Sub for inclusion in this Schedule 13E-3 and the proxy statement;

•	the absence of any undisclosed brokerage, finders’ or other fees or commission;

•

the equity commitment letters are in full force and effect and (i) constitute legal, valid and binding obligations of Parent and, to the knowledge of Parent, Morningside and J. Wood Capital, as applicable, and (ii) are enforceable in accordance with their respective terms;

•

each limited guarantee is in full force and effect and constitutes a valid, binding and enforceable obligation of each of Morningside and J. Wood Capital in favor of the Company, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of Morningside or J. Wood Capital under their respective limited guarantees; and

•

the voting agreement is in full force and effect and constitutes a valid and binding obligation of Morningside and its affiliates party thereto and the absence of any undisclosed agreements between or among Morningside or its affiliates related to the Continuing Shares.

Conduct of Business Pending the Merger

Under the Merger Agreement, the Company has agreed that, subject to certain exceptions, from the date of the Merger Agreement until the Effective Time, (i) the businesses of the Company and its subsidiaries will only be conducted, and the Company and its subsidiaries will not take any action except, in a lawfully permitted manner in the ordinary course of business and consistent with past practice, and (ii) the Company will use its commercially reasonable efforts to preserve the assets (including any intellectual property) and the business organization of the Company and its subsidiaries in all material respects.

No Solicitation

The Company has agreed that neither it nor any of its subsidiaries will, and that the Company will direct its and its subsidiaries’ representatives (including any investment banker, attorney or accountant retained by any company in the Buyer Group), not to, in each case, directly or indirectly:

•

solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information in a manner designed to knowingly encourage), or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) with respect to any Competing Transaction (as defined below);

•

enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information relating to the Company or the Transactions to, any person or entity in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction;

•	agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or commitment contemplating or otherwise relating to any Competing Transaction; or

•

authorize or permit any of the representatives of the Company or any of the subsidiaries of the Company acting directly or indirectly under the direction of the Company or any of its subsidiaries, to do any of the foregoing.

As used herein and for purposes of the Merger Agreement, a “Competing Transaction” means any of the following (other than the Transactions): (a) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the net revenue or net income of the Company are attributable, (b) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 20% or more of the net revenue or net income or assets of the Company and its subsidiaries, taken as a whole, (c) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company, (d) the acquisition (whether by merger, consolidation, equity investment, share exchange, joint venture or otherwise) by any third party, directly or indirectly, of any equity interest in any entity that holds assets representing, directly or indirectly, 20% or more of the net revenue, net income or assets of the Company and its subsidiaries, taken as a whole, or (e) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities of the Company, or (f) any combination of the foregoing.

The Company has agreed to notify the Buyer Group as promptly as reasonably practicable (and in any event within 48 hours after the Company and/or the Special Committee attains knowledge thereof), orally and in writing, of any proposal or offer with respect to, or any request for non-public information concerning the Company or any of its subsidiaries in connection with a Competing Transaction, specifying the material terms and conditions thereof (including, if applicable, material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, and the identity of the party making such proposal, offer or request, unless the disclosure of such identity would be prohibited by a confidentiality agreement in effect on the date of the Merger Agreement. The Company must also keep Buyer Group informed, on a reasonably current basis (and in any event within 48 hours of the occurrence of any material change, development, discussion or negotiation) of the status and terms of any such proposal, offer or request and of any material changes in the status and terms of any such proposal, offer or request (including the material terms and conditions thereof). The Company must provide the Buyer Group with 48 hours’ prior notice (or such lesser prior notice as is provided to members of the Stealth Board or members of the Special Committee) of any meeting of the Stealth Board or Special Committee at which the Stealth Board or Special Committee, as applicable, will be requested to consider any Competing Transaction. The Company has agreed to immediately, upon the execution and delivery of the Merger Agreement cease and cause to be terminated all existing discussions or negotiations with any parties conducted as of or before such time with respect to any possible Competing Transaction.

No Change of Recommendation

The Special Committee has recommended to the Stealth Board and the Stealth Board has resolved to recommend that the Company’s shareholders authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. Under the terms of the Merger Agreement, neither the Stealth Board nor any committee of the Stealth Board may:

•

change, withhold, withdraw, qualify or modify, or publicly propose to change, withhold, withdraw, qualify or modify, in each case, in a manner adverse to Parent or Merger Sub, the Stealth Board’s recommendation (the “Company Recommendation”) to the holders of Ordinary Shares in favor of the proposal to approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger (a “Change in the Company Recommendation”);

•	authorize, approve or recommend, or publicly propose to authorize, approve or recommend to the shareholders of the Company, an offer or proposal with respect to a Competing Transaction;

•

if a tender offer or exchange offer for 20% or more of the outstanding share capital of the Company that constitutes a Competing Transaction is commenced, fail to recommend against acceptance of such tender offer or exchange offer by its shareholders within 10 business days after commencement, which will constitute a failure to recommend against acceptance of such tender offer or exchange offer; provided, that a customary “stop, look and listen” communication by the Stealth Board or the Special Committee to shareholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act will not be deemed to be a Change in the Company Recommendation; or

•

approve or recommend, cause or permit the Company to enter into, or submit to a vote by its shareholders, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar document or contract with respect to any Competing Transaction.

Shareholders’ Meeting

The Company has agreed to promptly, after the SEC confirms it has no further comments on this Schedule 13E-3, take all actions required to duly call, give notice of, convene and hold a shareholder meeting, prepare and mail or cause to be mailed or otherwise disseminate a proxy statement to the holders of Ordinary Shares, including Ordinary Shares represented by ADSs, as of the record date established for the shareholders’ meeting, for the purpose of voting upon the authorization of the Plan of Merger.

The Company may, after consultation in good faith with the Buyer Group, recommend the adjournment of the extraordinary general meeting to its shareholders (a) to the extent necessary to ensure that any required supplement or amendment to the proxy statement is provided to the holders of Ordinary Shares within a reasonable amount of time in advance of the extraordinary general meeting, (b) as otherwise required by applicable law, or (c) if as of the time for which the extraordinary general meeting is scheduled as set forth in this Schedule 13E-3 and the proxy statement, there are insufficient Ordinary Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the extraordinary general meeting. If the extraordinary general meeting is adjourned, unless the Merger Agreement is validly terminated in accordance with its terms, the Company will convene and hold the extraordinary general meeting as soon as reasonably practicable thereafter.

The Stealth Board is required to recommend to holders of Ordinary Shares that they authorize and approve the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger, and include such recommendation in this Schedule 13E-3 and the proxy statement. The Company has also agreed that, unless the Merger Agreement is validly terminated in accordance with its terms, its obligations described above with respect to the extraordinary general meeting (including its obligations to call, give notice of, convene and hold the extraordinary general meeting and to solicit from its shareholders proxies) will not be affected by the commencement, public proposal, public disclosure, announcement, communication or submission to the Company or any other person of any Competing Transaction, or by any Change in the Company Recommendation. The Company will also use its reasonable best efforts to solicit from its shareholders’ proxies in relation to the extraordinary general meeting.

Voting Agreement

Morningside, SPIL and ETIL have executed and delivered to the Company a Voting and Support Agreement, dated as of July 31, 2022 (the “Voting Agreement”) in connection with the execution of the Merger Agreement, providing that, amongst other things, Morningside, SPIL and ETIL, upon the terms and subject to the conditions in the Voting Agreement, (i) to vote all of the Ordinary Shares held directly or indirectly by it in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the

Merger, and against any Competing Transaction or any other action, agreement or transaction that is intended to or could prevent, impede, or, in any material respect, interfere with, delay or adversely affect the Merger or any other transactions contemplated by the Merger Agreement, (ii) to receive no cash consideration for its Continuing Shares and (iii) that all of the Continuing Shares shall not be cancelled in the Merger and shall continue as ordinary shares of the Surviving Company at the Effective Time.

Indemnification; Directors’ and Officers’ Insurance

Pursuant to the Merger Agreement, Parent and Merger Sub have agreed that:

•

The memorandum and articles of association of the Surviving Company will contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the memorandum and articles of association of the Company as in effect on the date of the Merger Agreement, which provisions cannot be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification is required by law.

•

The Surviving Company will maintain in effect for six years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with the Merger Agreement and the consummation of the Transactions, provided that the Surviving Company may substitute policies of at least the same coverage containing terms and conditions that are no less favorable than those provided under the Company’s current policies, and provided that in no event will the Surviving Company be required to expend for this purpose more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance. If the Company or Surviving Company is unable to obtain the directors’ and officers’ liability insurance required, Parent has agreed to cause the Surviving Company to obtain as much comparable insurance as possible during such six year period for a premium which shall not exceed 300% of current annual premiums paid by the Company for such insurance. Alternatively, the Company may and, at the joint request of Parent and Merger Sub, the Company will, purchase a six year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the indemnified parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company will maintain such policies in full force and effect, and continue to honor the respective obligations thereunder.

•

From and after the Effective Time, the Surviving Company will comply with all of the Company’s obligations, and will cause its subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) the present and former officers and directors thereof against various types of damages and liabilities arising out of, relating to or in connection with (a) the fact that such person is or was a director or officer of the Company or any of its subsidiaries or (b) any acts or omissions by such person in such capacity prior to or at the Effective Time (including acts or omissions with respect to the approval of the Merger Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce the provision described here or any other indemnification or advancement right of any indemnified party), to the extent provided under the Company’s or such subsidiaries’ respective organizational and governing documents or agreements in effect on the date of the Merger Agreement and to the fullest extent permitted by applicable law, provided that such indemnification will be subject to any limitation imposed from time to time under applicable law.

Other Covenants

Pursuant to the terms of the Merger Agreement, the Company, Parent and Merger Sub have agreed to certain additional covenants related to the following:

•	the filing of this Schedule 13E-3 with the SEC (with the proxy statement as an exhibit);

•

access by Parent and Merger Sub, and their authorized representatives, to the offices, properties, books and records of the Company and its subsidiaries and other information between the date of the Merger Agreement and the Effective Time (subject to all applicable legal or contractual obligations and restrictions);

•	notification of certain events;

•

delivery to the Company by Morningside and J. Wood Capital a copy of its respective executed equity commitment letters pursuant to which each has committed to purchase for cash the securities of Parent up to the aggregate amount set forth therein;

•	participation in the defense and settlement of any shareholder litigation relating to the Merger Agreement or the Transactions;

•	the prompt delivery to Parent and Merger Sub of the resignation of the directors of the Company or any of its subsidiaries requested jointly by Parent and Merger Sub;

•	subject to certain exceptions, consultation with respect to press releases and other public announcements relating to the Merger Agreement and the Transactions between the Company and Parent;

•

cooperation between the Company, Parent and Merger Sub and a requirement to use reasonable best efforts to enable the delisting by the Surviving Company from Nasdaq and the deregistration of the Ordinary Shares and ADSs under the Exchange Act as promptly as reasonably practicable after the Effective Time; and

•	elimination or minimization of the effects of certain takeover statutes.

Conditions to the Merger

The consummation of the Merger is subject to the satisfaction or waiver of the following conditions:

•

the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, being authorized and approved by a special resolution of the shareholders of the Company at the extraordinary general meeting; and

•

no governmental authority having enacted, issued, promulgated, enforced or entered any law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order, which is then in effect and has or would have the effect of making the Merger illegal or otherwise prohibiting the consummation of the Transactions.

The obligations of Parent and Merger Sub to consummate the Merger are also subject to the satisfaction or waiver of the following conditions:

•

the representations and warranties of the Company in the Merger Agreement (if not qualified by Company Material Adverse Effect or other materiality qualification) being true and correct in all material respects as of the date of the Merger Agreement and as of the closing date and representations and warranties that are qualified by Company Material Adverse Effect or other materiality qualification being true and correct in all respects as of the date of the Merger Agreement and as of the closing date; provided that for certain representations and warranties of the Company relating to the capitalization of the Company, such representations and warranties are true and correct in all respects, except for certain de minimis inaccuracies, as of the date of the Merger Agreement and as of the closing date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which are true and correct in all respects as of such time);

•

the Company having performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time;

•

the Company having delivered to Parent and Merger Sub a certificate dated the closing date, signed by a director or executive officer of the Company, certifying as to the satisfaction of the immediately preceding conditions;

•	there not having occurred and be continuing a Company Material Adverse Effect since the date of the Merger Agreement; and

•	holders of no more than 15% of the Ordinary Shares that are not Continuing Shares having validly served a notice of objection under Section 238(2) of the Cayman Islands Companies Act.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver of the following conditions:

•

the representations and warranties of Parent and Merger Sub in the Merger Agreement (disregarding for this purpose any limitation or qualification by materiality) being true and correct in all respects as of the date of the Merger Agreement and as of the closing date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which must be true and correct only as of such time), except to the extent such failures to be true and correct, individually or in the aggregate, have not and would not prevent or materially impair or delay the ability of Parent and Merger Sub to consummate the Transactions, including the Merger;

•

each of Parent and Merger Sub having performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the closing date; and

•

each of Parent and Merger Sub having delivered to the Company a certificate dated the closing date, signed by a director or executive officer of Parent and Merger Sub (as the case may be), certifying as to the satisfaction of the immediately preceding conditions.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual written consent of Parent and the Company, with the approval of their respective boards of directors (or in the case of the Company, acting only upon the recommendation of the Special Committee);

(b) by either the Company (acting only upon the recommendation of the Special Committee) or Parent (provided that this termination right is not available to any party whose failure to fulfill any of its obligations under the Merger Agreement has been the primary cause of, or resulted primarily in, the failure of the applicable condition to the Merger being satisfied), if:

•	the Merger is not consummated on or before January 31, 2023 (the “Outside Date”);

•

any governmental authority of competent jurisdiction having enacted, issued, promulgated, enforced or entered any final and nonappealable law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order, which is then in effect and has or would have the effect of making the Merger illegal or otherwise prohibiting the consummation of the Transactions, provided that prior to such termination each of the Company and Parent and Merger Sub must have used its commercially reasonable efforts to resist, appeal, obtain consent under, resolve or lift (as applicable) such law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order; or

•

holders of Ordinary Shares representing at least two-thirds of the votes attaching to the Ordinary Shares present and voting in person or by proxy as a single class at the extraordinary general meeting do not authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, at the extraordinary general meeting duly convened for such approval and authorization or any adjournment thereof;

(c) by the Company (acting only upon the recommendation of the Special Committee), if:

•

Parent or Merger Sub has breached any of their representations, warranties, agreements or covenants set forth in the Merger Agreement, (i) such that the conditions to the obligations of the Company to complete the Merger would not be satisfied and such condition would not be capable of being satisfied prior to the Outside Date and (ii) which breach is not curable or, if curable, is not cured within 60 days following receipt of written notice of such breach from the Company (or, if the Outside Date is less than 60 days from the date of receipt of such notice, by the Outside Date), provided that the Company is not in material breach of any representations, warranties, agreements or covenants under the Merger Agreement that would give rise to the failure of a condition to the obligations of Parent or Merger Sub to complete the Merger; or

(d) by Parent, if:

•

the Company has breached any of its representations, warranties, agreements or covenants under the Merger Agreement, (i) such that the conditions to the obligations of Parent and Merger Sub to complete the Merger would not be satisfied and (ii) which breach is not curable or, if curable, is not cured within 60 days following receipt of written notice of such breach from Parent (or, if the Outside Date is less than 60 days from the date of receipt of such notice, by the Outside Date), provided that Parent and Merger Sub are not in material breach of any representations, warranties, agreements or covenants that would give rise to the failure of a condition to the obligations of the Company to close; or

•	there has been a Change in the Company Recommendation.

Expenses

Whether or not the Merger is consummated, all expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expenses except as otherwise provided in the Merger Agreement.

Amendment

The Merger Agreement may be amended by an instrument in writing signed by the parties thereto at any time prior to the Effective Time, with the approval of their respective boards of directors (or in the case of the Company, by or on behalf of the Special Committee or by the Stealth Board acting upon the recommendation of the Special Committee); provided that after the approval of the Merger Agreement and Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Ordinary Share (including Ordinary Shares represented by ADSs) will be converted upon consummation of the Merger.

At any time prior to the Effective Time, each of the parties to the Merger Agreement (by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) with respect to the Company, by the Stealth Board acting upon the recommendation of the Special Committee) may, by an instrument in writing signed by the party or parties to be bound thereby, (i) extend the time for the performance of any obligation or other act of any other party to the Merger Agreement, (ii) waive any inaccuracy in the representations and warranties of any other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and (iii) waive compliance with any agreement of any other party or any condition to its obligations contained in the Merger Agreement.

Remedies and Limitations on Liability

The parties to the Merger Agreement may be entitled to specific performance of the terms of the Merger Agreement, including an injunction or injunctions to prevent breaches of the Merger Agreement, in addition to any other remedy at law or equity.

The parties to the Merger Agreement have agreed that the collective monetary damages payable by the Buyer Group for breaches under the Merger Agreement or the Equity Commitment Letters (as defined below) will in no event exceed an amount equal to $577,357 in the aggregate for all such breaches. Morningside and J. Wood Capital have delivered Limited Guarantees (as defined below) to guarantee their respective portions of any such monetary damages, subject to the cap referenced in the preceding sentence.

Dissenters’ Rights

The following is a brief summary of the rights of holders of Ordinary Shares to dissent from the Merger and receive cash equal to the fair value of their Ordinary Shares (“dissenters’ rights”). This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Cayman Islands Companies Act, which is filed as an exhibit to this Schedule 13E-3. If you are contemplating the possibility of objecting to the Merger, you should carefully review the text of the exhibit to this Schedule 13E-3, particularly the procedural steps required to exercise your dissenters’ rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Islands Companies Act, you will lose your dissenters’ rights.

Requirements for Exercising Dissenters’ Rights

A dissenting shareholder of the Company is entitled to payment of the fair value of its, his or her Ordinary Shares upon dissenting from the Merger in accordance with Section 238 of the Cayman Islands Companies Act.

The valid exercise of your dissenters’ rights will preclude the exercise of any other rights by virtue of holding Ordinary Shares in connection with the Merger, other than the right to participate fully in proceedings to determine the fair value of Ordinary Shares held by such persons and to seek relief on the grounds that the Merger is void or unlawful. To exercise your dissenters’ rights, the following procedures must be followed:

•

You must give written notice of objection (the “Notice of Objection”) to the Company prior to the shareholder vote to authorize and approve the Plan of Merger. The Notice of Objection must include a statement that you propose to demand payment for your Ordinary Shares if the Merger is authorized by the vote at the extraordinary general meeting.

•

Within 20 days immediately following the date on which the shareholder vote approving the Merger is made, the Company must give written notice of the authorization (“Approval Notice”) to all dissenting shareholders who have served a Notice of Objection.

•

Within 20 days immediately following the date on which the Approval Notice is given (the “Dissent Period”), any dissenting shareholder who elects to dissent must give a written notice of its, his or her decision to dissent (a “Notice of Dissent”) to the Company stating its, his or her name and address and the number and class of the Ordinary Shares with respect to which it, he or she dissents and demanding payment of the fair value of its, his or her Ordinary Shares. A dissenting shareholder must dissent in respect of all the Ordinary Shares which it, he or she holds. A dissenting shareholder will cease to have any rights as a shareholder upon the giving of such Notice of Dissent, except for (a) the right to be paid the fair value of its, his or her Ordinary Shares, (b) the right to participate in court proceedings to determine the fair value of its, his or her Ordinary Shares, and (c) the right to institute proceeding on the ground that the Merger is unlawful or void.

•

Within seven days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the Plan of Merger is filed with the Cayman Registrar, whichever is later, the Company, as the surviving company, must make a written offer (a “Fair Value Offer”) to each dissenting shareholder to purchase its, his or her Ordinary Shares at a price determined by the Company to be the fair value of such Ordinary Shares.

•

If, within 30 days immediately following the date of the Fair Value Offer, the Company and the dissenting shareholder fail to agree on a price at which the Company will purchase the dissenting shareholder’s Ordinary Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, the Company shall, and the dissenting shareholder may, file a petition with the Grand Court of the Cayman Islands (the “Grand Court”) for a determination of the fair value of the Ordinary Shares held by all dissenting shareholders who have served a Notice of Dissent and who have not agreed with the Company as to fair value, which petition by the Company must be accompanied by a verified list containing the names and addresses of all members who have filed a Notice of Dissent and who have not agreed with the Company as to the fair value of their Ordinary Shares with the Company and if a dissenting shareholder files a petition the Company must file such verified list within 10 days of service of such petition on the Company.

•

If a petition is timely filed and served, the Grand Court will determine at a hearing (a) which shareholders are entitled to dissenters’ rights, (b) the fair value of such Ordinary Shares held by those shareholders with a fair rate of interest, if any, to be paid by the Company upon the amount determined to be the fair value and (c) the costs of the proceeding and the allocation of such costs upon the parties.

All notices must be executed by or for the registered shareholder, fully and correctly, as such shareholder’s name appears on the register of members of the Company. If Ordinary Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If Ordinary Shares are owned by or for more than one person such notices must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices for a shareholder of record. The agent must, however, identify the registered shareholder and expressly disclose the fact that, in exercising the notice, he or she is acting as agent for the registered shareholder. A person having a beneficial interest in Ordinary Shares held of record in the name of another person, such as a broker or other nominee, must act promptly to cause the registered shareholder to follow the steps summarized above and in a timely manner to perfect whatever dissenters’ rights attached to such Ordinary Shares.

You must be a registered holder of Ordinary Shares in order to exercise your dissenters’ rights. A holder of ADSs who wishes to dissent must surrender his, her or its ADSs to the ADS Depositary and pay the fee of ADS Depositary to withdraw his, her or its Ordinary Shares and then become a record holder of such Ordinary Shares and comply with the procedures described above in order to exercise the dissenters’ rights with respect to the Ordinary Shares prior to the extraordinary general meeting. The ADS Depositary will not exercise dissenters’ rights on behalf of a holder of ADSs and any Notice of Dissent delivered by an ADS holder to the ADS Depositary will not be effective under the Cayman Islands Companies Act. If you wish to cancel your ADSs, please contact the ADS Depositary’s office at 388 Greenwich Street, New York, New York 10013, U.S.A.

If you do not satisfy each of these requirements, you cannot exercise dissenters’ rights and will be bound by the terms of the Merger Agreement and the Plan of Merger. Submitting a proxy card that does not direct how the Ordinary Shares represented by that proxy are to be voted will give the proxy discretion to vote as it determines appropriate. In addition, failure to vote your Ordinary Shares, or a vote against the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, will not alone satisfy the notice requirement referred to above. You must send all notices to the Company to c/o Intertrust Corporate Services (Cayman) Limited One Nexus Way, Camana Bay, Grand Cayman KY1-9005 Cayman Islands.

If you are considering dissenting, you should be aware that the fair value of your Ordinary Shares determined under Section 238 of the Cayman Islands Companies Act could be more than, the same as, or less than the Per Share Merger Consideration in cash, without interest, for each Ordinary Share of the Company that you would otherwise receive as consideration in the Merger. In addition, in any proceedings for determination of the fair value of the Ordinary Shares covered by a Notice of Dissent, the Company and the Buyer Group intend to assert that the Per Share Merger Consideration is equal to the fair value of each of your Ordinary Shares.

The provisions of Section 238 of the Cayman Islands Companies Act are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238, you will lose your dissenters’ rights. You should consult your Cayman Islands legal counsel if you wish to exercise dissenters’ rights.

Purposes and Effects of the Merger

The purpose of the Merger is to enable the Buyer Group to acquire 100% control of the Company in a transaction in which the holders of Ordinary Shares (other than the Continuing Shares, the Excluded Shares, the Dissenting Shares, and Ordinary Shares represented by ADSs) and ADSs (other than ADSs representing the Excluded Shares) will be cashed out in exchange for the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable. See “Special Factors—Reasons for the Merger and Position of the Special Committee and the Stealth Board,” “Special Factors—Buyer Group’s Reasons for the Merger,” and “Item 6—Purposes of the Transaction and Plans or Proposals” for additional information.

ADSs are currently listed on Nasdaq under the symbol “MITO.” Following the Effective Time, the Company will cease to be a publicly-traded company and will instead be directly owned by Parent and the holders of the Continuing Shares and beneficially owned by the Buyer Group. Following the completion of the Merger, the ADS program will terminate and ADSs will be de-listed from Nasdaq. In addition, registration of ADSs and the underlying Ordinary Shares under the Exchange Act will be terminated 90 days after the filing of Form 15 by the Company in connection with the completion of the Merger or such shorter period as may be determined by the SEC. Accordingly, the Company will no longer be required to file periodic reports with the SEC. The Company has estimated that no longer being a publicly-traded company will result in a saving of direct costs of approximately $4.9 million for the first year following the completion of the Merger, and commensurate cost savings thereafter. See “Special Factors—Effects of the Merger on the Company” for additional information.

Plans for the Company After the Merger

The Buyer Group anticipates that the Company’s operations will be conducted after the Merger substantially as they are currently being conducted, except that the Company will no longer be a publicly-traded company and will instead be directly owned by Parent and the holders of the Continuing Shares and beneficially owned by the Buyer Group. The Buyer Group currently expects to raise additional capital for the Company’s general working capital purposes.

Recommendation of the Special Committee to the Stealth Board

The Special Committee, after evaluating the proposed terms of the Merger and the related transactions with the assistance of independent financial and legal advisors, unanimously determined that the Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company, and unanimously recommended that the Stealth Board authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the transactions contemplated thereby, including the Merger. The Stealth Board, acting on the unanimous recommendation of the Special Committee, determined that Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and authorized and directed the execution, delivery, and performance of the Merger Agreement and the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger. The Stealth Board and the Company’s management have advised us that they intend to vote all of the Ordinary Shares owned directly or beneficially by them in favor of the authorization and approval of the Merger Agreement and the Transactions, including the Merger.

For a detailed discussion of the material factors considered (a) by the Special Committee in determining that the Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and in recommending that the Stealth Board authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the transactions contemplated thereby and (b) by the Stealth Board in determining that the Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and in authorizing and directing the execution, delivery, and performance of the Merger Agreement and the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger, please see “Special Factors—Reasons for the Merger and Position of the Special Committee and the Stealth Board” and “Special Factors—Primary Benefits and Detriments of the Merger.”

Position of the Buyer Group as to Fairness

Each member of the Buyer Group believes that the Merger is fair to holders of Ordinary Shares and ADSs (other than holders who are members of Buyer Group). The belief is based upon the factors discussed under the caption “Special Factors—Position of the Buyer Group as to the Fairness of the Merger.” Members of the Buyer Group are making this statement solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

Financing of the Merger

The Buyer Group estimates the total amount of funds necessary to complete the Merger and the related transactions at closing to be approximately $10.6 million in cash. In calculating this amount, the Buyer Group did not consider the value of the Continuing Shares and the Excluded Shares, which will not be entitled to receive any cash consideration pursuant to the Merger Agreement, and any payments that may become due on outstanding unvested equity awards. The amount of the Buyer Group’s estimate includes cash to be paid to the holders of Ordinary Shares (other than the Continuing Shares), cash to be paid to the ADS Depositary on behalf of holders of ADSs (other than the Continuing Shares), cash to be paid as Option Consideration to holders of vested options, cash to be paid as RSU Consideration to holders of vested RSUs, cash to be paid as consideration to the holders of Company warrants (the foregoing amounts, collectively, the “Merger Consideration”); and other costs and expenses in connection with the Merger and the related transactions.

Morningside and J. Wood Capital have delivered equity commitment letters to the Company, dated July 31, 2022 (each an “Equity Commitment Letter”), with an aggregate equity commitment of up to approximately $10.6 million in cash, which will be available to fund the Merger Consideration and, together with cash on hand of the Buyer Group, the Company and its subsidiaries, to pay other costs and expenses in connection with the Merger and the related transactions.

Morningside and J. Wood Capital have also delivered limited guarantees (the “Limited Guarantees”), pursuant to which each has guaranteed in favor of the Company their respective portions of any monetary damages payable by the Buyer Group for breaches under the Merger Agreement or the Equity Commitment Letters, which amount of damages will in no event exceed $577,357 in the aggregate.

Opinion of the Special Committee’s Financial Advisor

On July 31, 2022, Houlihan Lokey orally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated July 31, 2022) as to, as of such date, the fairness, from a financial point of view, to the holders of Ordinary

Shares and the holders of ADSs, other than Parent, Merger Sub and their respective affiliates, of the Per Share Merger Consideration and the Per ADS Merger Consideration, respectively, to be received by such holders (other than Parent, Merger Sub and their respective affiliates) in the Merger pursuant to the Merger Agreement.

Houlihan Lokey’s opinion was furnished for the use of the Special Committee (in its capacity as such), and only addressed the fairness, from a financial point of view, to the holders of Ordinary Shares and the holders of ADSs, other than Parent, Merger Sub and their respective affiliates, of the Per Share Merger Consideration and the Per ADS Merger Consideration, respectively, to be received by such holders (other than Parent, Merger Sub and their respective affiliates) in the Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this Transaction Statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex A to this Transaction Statement and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Transaction Statement are intended to be, and do not constitute, advice or a recommendation to the Special Committee, the Stealth Board, any security holder or any other person as to how to act or vote with respect to any matter relating to the Merger or otherwise.

Share Ownership of the Company’s Directors and Executive Officers

The directors and executive officers of the Company beneficially owned an aggregate of 34,096,888 Ordinary Shares (including the Ordinary Shares represented by ADSs) as of October 7, 2022. See “Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement and “Security Ownership of Certain Beneficial Owners and Management of the Company” of this Transaction Statement.

Interests of the Company’s Directors and Executive Officers in the Merger

The Company’s directors and executive officers have interests in the Merger and related transactions that are different from the interests of the Company’s shareholders generally. These interests include:

•	the beneficial ownership of equity interests in Morningside by the Company’s directors and executive officers;

•	the cash-out of the Company Options and Company RSUs held by directors and executive officers of the Company;

•

continued indemnification rights, rights to advancement of fees, and directors and officers liability insurance that are required by the Merger Agreement to be provided by the Surviving Company to the existing directors and officers of the Company following the Effective Time; and

•	the continuation of service of the executive officers of the Company in positions that are substantially similar to their current positions.

The Special Committee and the Stealth Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions with respect to the Merger Agreement, the Plan of Merger, and related matters. See “Special Factors—Interests of Certain Persons in the Merger.”

Material U.S. Federal Income Tax Consequences

The receipt of cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. See “Special Factors—Material U.S. Federal Income Tax Consequences”. The tax consequences of the Merger to a holder of the Ordinary Shares or ADSs will depend upon that holder’s particular circumstances. Holders of the Ordinary Shares or ADSs should consult their own tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the Merger to them.

Cayman Islands Tax Consequences

See “Special Factors—Cayman Islands Tax Consequences.”

Regulatory Matters

The Company and the Buyer Group do not believe that any material regulatory approvals, filings, or notices are required in connection with the Merger other than (i) the filings and notices required under the U.S. federal securities laws, (ii) the giving of the Plan of Merger to every registered shareholder of each of the Company and Merger Sub prior to the Effective Time, (iii) the registration of the Plan of Merger and supporting documentation as specified in the Cayman Islands Companies Act with the Cayman Registrar (iv) the giving of a copy of the certificate of merger to the shareholders and creditors of each of the Company and Merger Sub, and (v) notification of the Merger being published in the Cayman Islands Government Gazette.

Litigation Related to the Merger

As of the date hereof, the Company and the Buyer Group are not aware of any legal proceedings challenging the Merger Agreement, the Plan of Merger, the Merger, or any of the related transactions.

Accounting Treatment of the Merger

Upon the completion of the Merger, the Company will no longer be a publicly-traded company. The Merger is expected to be accounted for as a business combination in accordance with Accounting Standards Codification 805 “Business Combinations,” initially at the fair value of the Company as of the Effective Time.

Market Price of ADSs

On June 24, 2022, the last trading day prior to the Company’s announcement on June 27, 2022 that the Stealth Board had received the Initial Proposal (as defined below), the reported closing price of ADSs on Nasdaq was US$0.2790. The merger consideration of US$0.03125 per Ordinary Share, or US$0.375 per ADS, represents a premium of 34.4% over the closing price of US$0.2790 per ADS on June 24, 2022 and a premium of 43.9% over the average closing price of the Company’s ADSs during the 30 trading days through June 24, 2022, which was US$0.2606.

Fees and Expenses

All fees and expenses incurred in connection with the Merger Agreement, the Merger, and the related transactions will be paid by the party incurring such expenses whether or not the Merger is completed. See “Special Factors—Fees and Expenses.”

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following questions and answers address briefly some questions Unaffiliated Security Holders may have regarding the Merger. These questions and answers may not address all questions that may be important to Unaffiliated Security Holders as holders of the Ordinary Shares or ADSs. See the more detailed information contained elsewhere in this Transaction Statement and the documents referred to or incorporated by reference in this Transaction Statement.

Q:	What is the Merger?

A:

The Merger is a going-private transaction pursuant to which Merger Sub will merge with and into the Company. Once the Plan of Merger is authorized by a special resolution of the shareholders of the Company and the Merger Sub and the other closing conditions under the Merger Agreement have been satisfied or waived, and the Plan of Merger is registered with the Cayman Registrar, Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Company after the Merger. As a result of the Merger, ADSs will no longer be listed on Nasdaq, and the Company will cease to be a publicly-traded company.

Q:	What consideration will I be entitled to receive for Ordinary Shares or ADSs in the Merger?

A:

If the Merger is completed and you do not properly exercise dissenters’ rights under Section 238 of the Cayman Islands Companies Act with respect to the Merger, you will be entitled to receive the US$0.03125 per Ordinary Share and US$0.375 per ADS (less cancellation fees of up to US$0.05 per ADS payable pursuant to the terms of the Deposit Agreement) cash Merger Consideration, without interest and less any applicable withholding taxes, for each Ordinary Share or ADS, as applicable, that you own immediately prior to the Effective Time.

See “Special Factors—Material U.S. Federal Income Tax Consequences” and “Special Factors—Cayman Islands Tax Consequences” for a description of the tax consequences of the Merger. Unaffiliated Security Holders should consult their own tax advisors for a full understanding of how the Merger will affect their U.S. federal, state, and local and non-U.S. taxes.

Q:	When and where will the extraordinary general meeting be held?

A:	The extraordinary general meeting will take place on November 15, 2022, at 9:30 a.m. (New York City time) at Foley & Lardner LLP, 111 Huntington Ave Suite 2600, Boston, MA 02199.

Q:	What am I being asked to vote on?

A:	You will be asked to consider and vote on the following proposals:

(a) as special resolutions, to:

i)	authorize and approve the Merger Agreement;

ii)	authorize and approve the Plan of Merger;

iii)	authorize and approve the Merger and the completion of any and all transactions contemplated by the Merger Agreement and the Plan of Merger; and

(iv)

upon the Merger becoming effective, the amendment and restatement of the memorandum and articles of association of the Company (as the Surviving Company) in the form attached to the Plan of Merger, (together, “Proposal 1”); and

(b) as a special resolution, to authorize each director or officer of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger and, upon the Merger becoming effective, the amendment and restatement of the memorandum and articles of association of the Company (as the Surviving Company) in the form attached to the Plan of Merger (“Proposal 2”).

Q:	What vote of the Company’s shareholders is required to authorize the Merger Agreement, the Plan of Merger and the Transactions, including the Merger?

A:

In order for the Merger to be completed, the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, must be authorized and approved by a special resolution of the Company’s shareholders, which requires an affirmative vote of shareholders representing two-thirds or more of the votes attaching to the Ordinary Shares (including Ordinary Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting.

At the close of business in the Cayman Islands on October 7, 2022, the Share Record Date for voting Ordinary Shares at the extraordinary general meeting, 882,629,602 Ordinary Shares are expected to be issued and outstanding and entitled to vote at the extraordinary general meeting.

Pursuant to the Voting Agreement, Morningside, SPIL and ETIL (collectively, the “Voting Agreement Parties”), which as of the date of this Schedule 13E-3 collectively with Golwyn own in the aggregate 574,659,307 Ordinary Shares (including Ordinary Share represented by ADSs) representing approximately 65.1% of the voting power of the issued and outstanding Ordinary Shares of the Company, have agreed, among other things, to vote all of the Ordinary Shares held directly or indirectly by them in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. The Company’s directors and officers own in the aggregate 4,068,060 Ordinary Shares (including Ordinary Shares represented by ADSs) representing approximately 0.5% of the voting power of the issued and outstanding Ordinary Shares of the Company. Although not obligated to do so, each of the Company’s directors and officers has informed the Company that they intend to vote their shares in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger; assuming as much, based on the number of Ordinary Shares issued and outstanding and entitled to vote as of the Share Record Date, the Voting Agreement Parties’ compliance with its voting undertaking in the Voting Agreement assures that a quorum will be present at the extraordinary general meeting and, assuming less than 868,178,000 Ordinary Shares are represented at the extraordinary general meeting, approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, without the support of any Unaffiliated Security Holders. Assuming all of Ordinary Shares issued and outstanding and entitled to vote as of the Share Record Date are present either in person or by proxy at the extraordinary general meeting, 9,633,526 Ordinary Shares held by Unaffiliated Security Holders (i.e. after taking into account the shares held by the Voting Agreement Parties’ and the shares held by the Company’s directors and executive officers) would need to be cast in favor of Proposal 1 and Proposal 2 to approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

Q:	How does the Stealth Board recommend that I vote on the proposals?

A:	After careful consideration and upon the unanimous recommendation of the Special Committee, the Stealth Board recommends that you vote:

•	FOR Proposal 1; and

•	FOR Proposal 2.

You should read “Special Factors—Reasons for the Merger and Position of the Special Committee and the Stealth Board” beginning on page 39 for a discussion of the factors that the Special Committee and the Stealth Board considered in deciding to recommend the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. In addition, in considering the recommendation of the Special Committee and the Stealth Board with respect to the Merger Agreement and the Plan of Merger, you should be aware that some of the Company’s directors and executive officers have interests in the Merger that are different from, and/or in addition to, the interests of the Company’s shareholders generally. See “Interests of the Company’s Directors and Executive Officers in the Merger” beginning on page 22.

Q:	Who is entitled to vote at the extraordinary general meeting?

A:

The Share Record Date is October 7, 2022. Only shareholders entered in the register of members of the Company at 4:30 p.m. (New York City time) on the Share Record Date or their proxy holders are entitled to vote at the extraordinary general meeting. If you own Ordinary Shares at the close of business in the Cayman Islands on the Share Record Date, the deadline for you to lodge your proxy card and vote is no later than the time for holding the meeting.

The ADSs record date is October 7, 2022 (the “ADS Record Date”). Only ADS holders of the Company at 4:30 p.m. (New York City time) on the ADS Record Date are entitled to instruct the ADS Depositary to vote at the extraordinary general meeting. The ADS Depositary must receive your instructions no later than 10:00 a.m. (New York City time) on November 8, 2022 in order to ensure the Ordinary Shares underlying your ADSs are properly voted at the extraordinary general meeting.

Q:	What constitutes a quorum for the extraordinary general meeting?

A:

The presence, in person, by proxy or by corporate representative, of one or more shareholders together holding (or representing by proxy) no less than an aggregate of a majority of the total voting power of all paid up Ordinary Shares in issue and entitled to vote will constitute a quorum for the extraordinary general meeting.

Q:	What do I need to do now?

A:

We urge you to read this Transaction Document carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the Merger affects you as a shareholder. After you have done so, please vote as soon as possible.

Q:	How do I vote if my Ordinary Shares are registered in my name?

A:

If Ordinary Shares are registered in your name (that is, you do not hold ADSs) as of the Share Record Date for shareholder voting, you should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the accompanying return envelope as soon as possible. The deadline to lodge your proxy card so that your Ordinary Shares may be represented and voted at the extraordinary general meeting is no later than the time for holding the extraordinary general meeting.

If your Ordinary Shares are held by your broker, bank or other nominee, please see below for additional information.

Q:	How do I vote if I own ADSs?

A:

If you own ADSs as of the close of business in New York City on the ADS Record Date, you cannot vote at the extraordinary general meeting directly. The Company will instruct the ADS Depositary to deliver to ADS holders as of the close of business in New York City on the ADS Record Date a Depositary Notice and an ADS Voting Instruction Card, and ADS holders as of the ADS Record Date will have the right to instruct the ADS Depositary how to vote the Ordinary Shares underlying their ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the Deposit Agreement. A copy of the Deposit Agreement is available free of charge at the SEC’s website at www.sec.gov. The ADS Depositary must receive such instructions no later than 10:00 a.m. (New York City time) on November 8, 2022 (the “ADS

Voting Instruction Deadline”) in order to ensure the Ordinary Shares underlying your ADSs are properly voted at the extraordinary general meeting. The ADS Depositary will endeavor to vote (or will endeavor to cause the vote of) (in person or by proxy), in so far as practicable and permitted under applicable law, the provisions of the Deposit Agreement and the memorandum and articles of association of the Company, the Ordinary Shares represented by the ADSs at the extraordinary general meeting in accordance with the voting instructions timely received (or deemed received) from holders of ADSs. The ADS Depositary has advised us that, pursuant to Section 4.10 of the Deposit Agreement, it will not itself exercise any voting discretion in respect of any Ordinary Shares represented by ADSs and it will not vote any Ordinary Shares represented by ADSs other than in accordance with signed voting instructions from the relevant ADS holder, except as discussed below. If the ADS Depositary does not receive timely voting instructions from an ADS holder as of the ADS Record Date on or before the ADS Voting Instruction Deadline, such ADS holder shall be deemed, and the ADS Depositary shall deem such ADS holder, to have instructed the ADS Depositary to give a discretionary proxy to a person designated by the Company to vote the Ordinary Shares represented by the relevant ADSs, in each case pursuant to the terms of the Deposit Agreement; provided, however, that no such discretionary proxy shall be given by the ADS Depositary with respect to any matter to be voted upon at the extraordinary general meeting as to which the Company informs the ADS Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists as to such matter, or (C) the rights of holders of Ordinary Shares may be adversely affected. If the ADS Depositary timely receives voting instructions from an ADS holder which fail to specify the manner in which the ADS Depositary is to vote the Ordinary Shares represented by the holder’s ADS, the ADS Depositary will deem such ADS holder to have instructed the ADS Depositary to vote in favor of the items set forth in such voting instruction. Additionally, if you hold your ADSs in a brokerage, bank or other nominee account, you must rely on the procedures of the broker, bank or other nominee through which you hold your ADSs if you wish to vote.

Q:	If my Ordinary Shares or ADSs are held in a brokerage, bank or other nominee account, will my broker, bank or other nominee vote my Ordinary Shares or ADSs on my behalf?

A:

Your broker, bank or other nominee will only vote your Ordinary Shares on your behalf or give voting instructions with respect to the Ordinary Shares underlying your ADSs if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or other nominee regarding how to instruct it to vote your Ordinary Shares or ADSs. If you do not instruct your broker, bank or other nominee how to vote your Ordinary Shares that it holds, those Ordinary Shares or ADSs may not be voted. You should contact that broker or intermediary to determine the date by which you must instruct them to act in order that the necessary processing can be completed in time.

Q:	May I change my vote?

A:	Yes. If you are a holder of Ordinary Shares, you may change your vote in one of the following three ways:

•

First, you may revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting at least two hours before the extraordinary general meeting commences. Any written notice revoking a proxy should be sent to:

Intertrust Corporate Services (Cayman)

Limited, One Nexus Way, Grand Cayman

KY1-9005, Cayman Islands

cc: Legal@stealthbt.com.

•

Second, you may complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no later than the time for holding the extraordinary general meeting, which is the deadline to lodge your proxy card.

•

Third, you may attend the extraordinary general meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually notifies the Chair at the meeting of the revocation of the proxy and votes at the extraordinary general meeting.

If you hold Ordinary Shares through a broker, bank or other nominee and have instructed the broker, bank or other nominee to vote your Ordinary Shares, you must follow directions received from the broker, bank or other nominee to change your instructions.

Holders of ADSs may revoke their voting instructions by notification to the ADS Depositary in writing at any time prior to 10:00 a.m. (New York City time) on November 8, 2022. A holder of ADSs can do this in one of two ways:

•	First, a holder of ADSs can revoke its voting instructions by written notice of revocation timely delivered to the ADS Depositary.

•	Second, a holder of ADSs can complete, date and submit a new ADS voting instruction card to the ADS Depositary bearing a later date than the ADS voting instruction card sought to be revoked.

If you hold your ADSs through a broker, bank or other nominee and you have instructed your broker, bank or other nominee to give ADS voting instructions to the ADS Depositary, you must follow the directions of your broker, bank or other nominee to change those instructions.

Q:	How will a holder of ADSs receive the net Per ADS Merger Consideration to which the holder is entitled after the Merger is completed?

A:

If ADSs are not held in a securities account with a broker, bank, or other intermediary and are held directly by the beneficial holder in uncertificated form (that is, without an American Depositary Receipt or “ADR”), after the completion of the Merger, the ADS Depositary will automatically send the holder a check for the Per ADS Merger Consideration (net of the cancellation fee of up to $0.05 per ADS payable pursuant to the terms of the Deposit Agreement and applicable taxes) in exchange for the cancellation of each of the beneficial holder’s ADSs.

If ADSs are evidenced by ADRs, upon the holder’s surrender of the ADRs (or an affidavit and indemnity of loss in lieu of the ADRs) together with a duly completed letter of transmittal (which will be supplied to the holder by the ADS Depositary after the Effective Time), after the completion of the Merger, the ADS Depositary will send the holder a check for the net Per ADS Merger Consideration (net of the cancellation fee of up to $0.05 per ADS payable pursuant to the terms of the Deposit Agreement and applicable taxes), for each ADS represented by the ADRs in exchange for the cancellation of the ADRs.

The Per ADS Merger Consideration may be subject to U.S. federal income tax backup withholding taxes if the Depositary has not received from the holder a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9, as applicable.

If ADSs are held in a securities account with a broker, bank, or other intermediary, the beneficial holder will not be required to take any action to receive the net Per ADS Merger Consideration, because the Depositary will arrange for the surrender of ADSs and the remittance of the Per ADS Merger Consideration (net of the cancellation fee of up to $0.05 per ADS payable pursuant to the terms of the Deposit Agreement and applicable taxes) to The Depository Trust Company (the clearance and settlement system for ADSs) for distribution to the beneficial holder’s broker, bank or other intermediary on the holder’s behalf. Such beneficial holders of ADSs with questions concerning receipt of the net Per ADS Merger Consideration should contact their brokers, banks, or other intermediaries.

For the avoidance of doubt, payments received by ADS holders will be net of up to $0.05 cancellation fee payable by the ADS holders to the ADS Depositary under the terms of the Deposit Agreement.

Q:	How will a holder of the Ordinary Shares receive the net Per Share Merger Consideration to which the holder is entitled after the Merger is completed?

A:

If the Ordinary Shares are held directly by a registered holder, promptly after the Effective Time a bank or trust company appointed by Parent and Merger Sub, which will act as paying agent (the “Paying Agent”), will mail to the holder (i) a form of letter of transmittal specifying how the delivery of the net Per Share Merger Consideration to the holder will be made and (ii) instructions for, if applicable, surrendering share certificates in exchange for the net Per Share Merger Consideration. Subject to complying with these instructions, the holder will receive cash for the holder’s Ordinary Shares from the Paying Agent. Upon surrender of, if applicable, the share certificates or a declaration of loss or non-receipt, the holder will receive an amount in cash equal to the number of the holder’s Ordinary Shares multiplied by the net Per Share Merger Consideration, in exchange for cancellation of the holder’s Ordinary Shares. The Per Share Merger Consideration may be subject to U.S. federal income tax backup withholding taxes if the Paying Agent has not received from the holder a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9, as applicable.

Q:	How will the Company Options and Company RSUs be treated in the Merger?

A:

At or immediately prior to the Effective Time, the Company will (i) terminate the Company’s 2006 Share Incentive Plan, as amended, 2019 Plan, ESPP and 2020 ADS Plan, and any relevant award agreements thereunder, (ii) cancel each Company Option that is then outstanding and unexercised, whether or not vested or exercisable, in exchange for the Option Consideration and (iii) cancel each Company RSU in exchange for the RSU Consideration.

Q:	How will Company warrants be treated in the Merger?

A:

Under the terms of the Morningside Warrants, the warrantholder is entitled to receive, upon exercise of the Morningside Warrants, the amount of shares that the warrantholder would have received in connection with the Merger as if the warrantholder had exercised immediately prior to the Effective Time.

Under the terms of the Venture Warrants, the Company, or such successor or purchasing corporation, as the case may be, is required to execute and deliver to the warrantholders a new warrant so that the holders of the Venture Warrants have the right to receive upon exercise, in lieu of the Ordinary Shares theretofore issuable upon exercise of the Venture Warrants, (i) the Per Share Merger Consideration for the Ordinary Shares underlying each Venture Warrant or (ii) in the case of a transaction in which the consideration paid consists all or in part of assets other than securities of the successor or purchasing corporation, at the option of the warrantholders, the securities of the successor or purchasing corporation.

Under the terms of the Hercules Capital Warrants, the warrantholder is entitled to receive, upon exercise of the Hercules Capital Warrant, the amount that the warrantholder would have received in connection with the Merger as if the warrantholder had exercised immediately prior to the Effective Time.

Under the terms of the Armistice Warrants, the warrantholder is entitled to receive, upon exercise of the Armistice Warrants, the Per ADS Merger Consideration for the ADSs underlying each Armistice Warrant. In addition, the warrantholder has the right to require the Company or the Surviving Company to purchase the Armistice Warrants for cash in the amount of the Black-Scholes value (as such term is defined in the Armistice Warrants) of the unexercised portion of the Armistice Warrants on the date of the consummation of the Merger.

Q:	When do you expect the Merger to be completed?

A:

The Company and the Buyer Group currently expect the Merger to be completed in the fourth quarter of 2022. In order for the Merger to be completed, the closing conditions under the Merger Agreement must be satisfied or waived.

Q:	What will be the result if the Merger is not completed?

A:

If the Merger is not completed for any reason, holders of Ordinary Shares and ADSs will not receive any payment for their Ordinary Shares or ADSs pursuant to the Merger Agreement, the Company will remain a publicly-traded company, and ADSs will continue to be listed and traded on Nasdaq for so long as the Company continues to meet Nasdaq’s listing requirements. The Company’s ADSs are currently listed for quotation on the Nasdaq Global Market and the Company is required to meet specified financial requirements in order to maintain its listing on the Nasdaq Global Market. These requirements include maintaining a minimum bid price of at least $1.00 per share for the ADSs (the “Bid Price Rule”), maintaining a minimum market value of listed securities (the “MVLS”), of $50,000,000 and maintaining a minimum market value of publicly held shares (the “MVPHS”), of $15,000,000. On January 4 and 5, 2022, and on February 14, 2022, the Company received deficiency letters from the Listings Qualifications Department of Nasdaq notifying that it was not in compliance with the Bid Price Rule, the MVLS and the MVPHS, respectively.

The Company had been provided an initial period of 180 calendar days for each such deficiency that expired on July 5, 2022 (other than with respect to the MVPHS requirement for which the Company had until August 10, 2022 to regain compliance). On July 7, 2022, the Company received another letter from Nasdaq notifying the Company that, based upon the Company’s continued non-compliance with the Bid Price Rule and MVLS requirements, the Company’s securities would be delisted from Nasdaq unless the Company timely requests a hearing before the Nasdaq Panel (the “Panel”). The Company requested and was granted a hearing before the Panel, which occurred on August 11, 2022. On August 18, 2022, the Company was advised by Nasdaq that it has been granted an exception until November 30, 2022, subject to the completion of a going-private transaction and simultaneous voluntary delisting of its securities from Nasdaq. Any potential delisting of the ADSs from the Nasdaq Global Market and/or the Nasdaq Capital Market would make it more difficult for the holders of the Company’s ADSs to sell the Company’s securities in the public market and would likely result in decreased liquidity and increased volatility for the ADSs.

If the Merger is not completed, Morningside is expected to continue to have a controlling interest in the Company and will therefore have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including any merger, consolidation or sale of all or substantially all of the Company’s assets, the election of directors and other significant corporate actions. Morningside and its affiliates will also have the ability to prevent or cause a change in control.

Q:	Will shareholders be able to assert dissenters’ rights (also referred to as “appraisal rights”) in connection with the Merger?

A:

Shareholders who dissent from the Merger in accordance with Section 238 of the Cayman Islands Companies Act will have the right to receive payment of the fair value of their Ordinary Shares if the Merger is completed, but only if they deliver to the Company, before the shareholder vote to authorize the Plan of Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of dissenters’ rights, which is attached as Annex B to the proxy statement that is filed as an exhibit to this Schedule 13E-3. The fair value of their Ordinary Shares as determined under the Cayman Islands Companies Act could be more than, the same as or less than the Merger Consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Ordinary Shares.

ADS holders will not have the right to exercise dissenters’ rights and receive payment of the fair value of the Ordinary Shares underlying their ADSs. The ADS Depositary will not exercise or attempt to exercise any dissenters’ rights with respect to any of the Ordinary Shares that it holds, even if an ADS holder requests the ADS Depositary to do so. ADS holders wishing to exercise dissenters’ rights must surrender their ADSs to the ADS Depositary, pay the ADS Depositary’s fees required for the cancellation of their

ADSs and provide instructions for the registration of the corresponding Ordinary Shares in the Company’s register of members before 5:00 p.m (New York City time) on November 4, 2022, and become registered holders of Ordinary Shares before the vote is taken on the Merger at the extraordinary general meeting. Thereafter, such former ADS holders must comply with the procedures and requirements for exercising dissenters’ rights with respect to the Ordinary Shares under Section 238 of the Cayman Islands Companies Act.

Ordinary Shares are not listed and cannot be traded on any stock exchange other than Nasdaq, and in such case only in the form of ADSs. As a result, if a former ADS holder has cancelled his, her or its ADSs to exercise dissenters’ rights and the Merger is not completed and such former ADS holder wishes to be able to sell his, her or its Ordinary Shares on a stock exchange, such former ADS holder will need to deposit his, her or its Ordinary Shares into the Company’s ADS program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the Deposit Agreement, including, among other things, payment of relevant fees of the ADS Depositary for the issuance of ADSs and applicable Ordinary Share transfer taxes (if any) and related charges pursuant to the Deposit Agreement.

We encourage you to read the section of this Schedule 13E-3 entitled “Dissenters’ Rights” beginning on page 66 as well as “Annex B— Cayman Islands Companies Act (as Revised) —Section 238” to this Schedule 13E-3 carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your dissenters’ rights.

Q:	Who can answer Unaffiliated Security Holders’ questions?

A:	Unaffiliated Security Holders with questions about the Merger may contact the Company by email at ir@stealthbt.com or by telephone at (617) 600-6888.

SPECIAL FACTORS

Background of the Merger

The Company was formed in 2006 with funding from Morningside. The Company has entered into numerous debt and equity issuances with Morningside, including the issuance by the Company in April 2022 of 95,712,096 Ordinary Shares and a warrant to purchase up to 63,169,980 Ordinary Shares, at an exercise price of $0.05224 per share, for an aggregate purchase price of $5.0 million (the “Morningside Financing”) and the Development Funding Agreement, dated as of October 30, 2020, by and between the Company and Morningside, as amended (the “DFA”), pursuant to which Morningside funded $65.0 million to the Company and in connection therewith received warrants to purchase an aggregate of 161,823,177 Ordinary Shares.

On January 4, 2022, the Company received a deficiency letter from the Listings Qualifications Department of Nasdaq notifying that it was not in compliance with the Bid Price Rule set forth in Nasdaq Listing Rule 5450(a)(1) for inclusion on the Nasdaq Global Market. On January 5, 2022, the Company received a second deficiency letter from the Staff of Nasdaq notifying the Company that its listed securities had not maintained MVLS of $50,000,000 for a period of 30 consecutive business days and that the Company therefore did not meet the MVLS requirement set forth in Nasdaq Listing Rule 5450(b)(2)(A) for inclusion on the Nasdaq Global Market. On February 11, 2022, the Company received a third deficiency letter from the Staff of Nasdaq notifying the Company that its listed securities did not maintain a MVPHS of $15,000,000 for a period of 30 consecutive business days and that the Registrant therefore did not meet the MVPHS requirement set forth in Nasdaq Listing Rule 5450(b)(2)(C) for inclusion on the Nasdaq Global Market.

On April 10, 2022, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Armistice Capital Master Fund Ltd. (the “Purchaser”) pursuant to which the Company issued and sold in a registered direct offering (the “Registered Offering”) an aggregate of 5,583,028 ADSs at a purchase price of $0.6269 per ADS. Pursuant to the Securities Purchase Agreement, in a concurrent private placement, the Company also issued and sold to the Purchaser the Armistice Warrant (to purchase up to 44,217,588 Ordinary Shares in the form of 3,684,799 ADSs (together with the Registered Offering, the “Offerings”) at an exercise price of $0.6269 per ADS). Concurrently with the Offerings, on April 10, 2022, the Company entered into an ordinary share purchase agreement (the “Morningside Purchase Agreement”), pursuant to which the Company consummated the Morningside Financing.

On May 2, 2022, the Company announced top-line data from its Phase 2 ReCLAIM-2 trial evaluating elamipretide in patients with geographic atrophy (GA) secondary to dry age-related macular degeneration. The trial did not meet its primary endpoints. On May 6, 2022, following the announcement of the ReCLAIM-2 clinical data, the closing price of the Company’s ADSs on Nasdaq was $0.1825. For reference, the closing price of the Company’s ADSs on Nasdaq had been $0.6269 on the trading day prior to the announcement of the Offerings and the Morningside Financing and $0.4078 on the trading day prior to the announcement of the ReCLAIM-2 clinical data.

On May 11, 2022, at its regularly scheduled meeting, the Stealth Board discussed the Company’s financing needs and alternatives for raising additional capital and addressing the Nasdaq deficiency letters, noting the limited opportunities and high cost of financing via the public capital markets, and noting the challenging market environment for biotechnology companies. In addition, the Stealth Board discussed the potential effects of a Nasdaq delisting on the Company’s ability to access capital, the potential consequences for the Company’s existing venture loan, and for current shareholders and investors. The Stealth Board discussed the timeline for potential development milestones and approvals, the funds needed to achieve those milestones, and the potential for reducing the Company’s planned spending, as well as the anticipated budget for 2023, the expected costs for research and development, general and administrative expenses, and anticipated legal, accounting and director and officer insurance costs. Finally, the Stealth Board discussed potential business development opportunities and potential transactions to address the Company’s need for additional funding and whether upcoming milestones might facilitate a partnership, collaboration or other transactions, as well as the potential for other alternatives such as a going private transaction or “going dark” (i.e. voluntarily delisting the Company’s shares from the Nasdaq and deregistering those shares under the Securities and Exchange Act of 1934). At the request of the Stealth Board, the Company’s management agreed to analyze the cost and timeline for various transactions and financing scenarios, and to explore the retention of a financial advisory firm to assist with such analyses. During the following weeks, the Company’s management commenced discussions with potential financial advisors.

On May 31, 2022, at a special meeting of the Stealth Board, the Stealth Board was provided with an update on the Company’s noncompliance with certain of Nasdaq’s continued listing requirements, the timeline and likely next steps for returning to compliance, the potential consequences in the event the Company would be unable to maintain its listing and a summary of recent discussions with the Company’s lender. Members of management outlined a potential path to Nasdaq compliance that would involve the Company transferring its listing from the Nasdaq Global Market to the Nasdaq Capital Market and amending the DFA (the “DFA Amendment”) to address the Company’s negative stockholders’ equity, and effecting a ratio change with respect to the Company’s ADS program with Citi. Management was authorized to explore the potential paths to regain compliance, including the potential DFA Amendment. In light of the potential pathway to regain compliance with the Nasdaq listing requirements, the Stealth Board determined not to initiate a process for the sale of the Company at this time.

During the first week of June 2022, members of management commenced discussions with Morningside regarding the potential DFA Amendment. Between June 1 and June 7, the Company and Wilmer, Cutler, Pickering, Hale and Dorr, LLP, outside U.S. legal counsel (“WilmerHale”), prepared a draft of the DFA Amendment. On June 7, 2022, at a special meeting of the Stealth Board, the Stealth Board discussed the establishment of a special committee in light of the potential for the DFA Amendment, which would have constituted a related party transaction, as well as the potential strategic alternatives that might be available to the Company, including an acquisition of the Company or a going private transaction, or a going dark approach. Following that meeting, and on the advice of Walkers, the Company’s outside Cayman counsel (“Walkers”), and WilmerHale, on June 9, 2022, acting by unanimous written resolution of the directors, the Stealth Board established the Special Committee, composed solely of directors who are unaffiliated with Morningside or any member of the management of the Company, Kevin McLaughlin, Francis Chen and Lou Lange. None of the Special Committee members is or ever was an employee of the Company or any of its subsidiaries or affiliates and none has any financial interest in the Merger that is different from that of the security holders that do not form part of the Buyer Group other than the Special Committee members’ receipt of Stealth Board and Special Committee compensation (which is not contingent upon the completion of the Merger or the Special Committee’s or the Stealth Board’s recommendation of the Merger) and their indemnification and liability insurance rights under the Merger Agreement. Mr. McLaughlin was named chair of the Special Committee. The Stealth Board delegated to the Special Committee the power to, among other things: (i) examine, evaluate and/or investigate any potential transaction (including, without limitation, evaluation as to feasibility, compliance with applicable laws and regulations, structuring and protection of the interests of both the Company and shareholders) and any matters relating thereto as the Special Committee, in its sole discretion, deemed appropriate; (ii) evaluate the terms of any potential transaction; (iii) discuss and negotiate with any purchaser and its representatives the proposed terms of a potential transaction; (iv) explore and pursue any alternatives to a potential transaction, including, without limitation, rejecting any potential transaction and maintaining the Company’s current status as a public company, a potential change of control transaction or any other alternative strategic transaction by the Company, and discuss and negotiate with any party to an such alternative transaction and its representatives the proposed terms of such alternative transaction; (v) if and when appropriate as determined by the Special Committee in its sole discretion, negotiate definitive agreements with respect to a potential transaction; (vi) report to the Stealth Board the recommendations and conclusions of the Special Committee with respect to any transaction and any recommendation as to whether the final terms of any transaction are fair to and in the best interests of the shareholders of the Company and should be approved or rejected by the Stealth Board and, if applicable, by the Company’s shareholders; (vii) determine to elect not to pursue any transaction; (viii) retain, in its sole discretion, and on terms and conditions acceptable to the Special

Committee, such advisors, including legal counsel, financial advisors and outside consultants, as the Special Committee in its sole discretion deemed appropriate to assist the Special Committee in discharging its responsibilities; and (ix) take such further action as the Special Committee, in its sole discretion, deemed necessary, proper or advisable in order to carry out fully the intent and purposes of the powers delegated to it.

Upon formation of the Special Committee, the Special Committee took responsibility for the discussions with potential financial advisors, with the intent of engaging a financial advisor to the Special Committee. Between June 10, 2022 and June 16, 2022, Kevin McLaughlin, acting on behalf of the Special Committee, conducted discussions with potential financial advisors. On June 16, 2022, the Special Committee met to discuss alternatives for engagement of a financial advisor. After reviewing the qualifications, experience and other characteristics of the potential financial advisor candidates, including experience with Cayman companies, the Special Committee decided to retain Houlihan Lokey as its financial advisor and entered into an engagement letter effective as of June 25, 2022.

On June 24, 2022, the Company received a non-binding proposal from Morningside to acquire all of the outstanding ADSs and Ordinary Shares of the Company that Morningside and its affiliates did not already beneficially own for $0.026 in cash per Ordinary Share and US$0.313 in cash per ADS (the “Initial Proposal”).

On June 26, 2022, the Special Committee convened a meeting to discuss the Initial Proposal with representatives of Walkers engaged to advise the Special Committee, WilmerHale, and Houlihan Lokey. During the meeting, representatives of Houlihan Lokey discussed with the Special Committee the principal areas of work that they planned to undertake and explained to the Special Committee the review of the Company that Houlihan Lokey would need to undertake to complete its financial analyses of the Company and any transaction with Morningside. The Special Committee then discussed the process, timing and scope of such review. Thereafter, representatives of Walkers and WilmerHale provided a summary of the purposes and roles of the Special Committee and its members’ fiduciary duties in the context of a go-private transaction. The Special Committee raised questions and discussed key issues relating to its fiduciary duties and the timing considerations of a going private transaction and negotiation strategy. Houlihan Lokey, Walkers and WilmerHale also provided the Special Committee with a summary of the general process of a going-private transaction, the timeline of such a transaction, and the advisors’ roles in assisting the Special Committee in its work.

On June 27, 2022, Goodwin Procter LLP, counsel to the Buyer Group (“Goodwin”) delivered to WilmerHale an initial draft of the Merger Agreement reflecting the Initial Proposal, and an initial draft of the Plan of Merger, for Walkers’ and WilmerHale’s review. On June 27, 2022, a Schedule 13D/A disclosing the Initial Proposal was publicly filed by Morningside.

On July 2, 2022, the Company’s management sent to Houlihan Lokey the Company’s financial projections for the fiscal years ended December 31, 2022 through December 31, 2043 (the “Management Projections”). See “Special Factors—Certain Financial Projections” beginning on page 47.

On July 7, 2022, the Special Committee convened a meeting with representatives of Houlihan Lokey, Walkers and WilmerHale. During the meeting, representatives of Houlihan Lokey discussed management’s work on financial projections and reviewed with the Special Committee the Company’s financial condition, performance and the challenges that the Company is facing, and outlined a timeline for preparation of its preliminary financial analyses. Representatives of WilmerHale discussed with the Special Committee the principal areas of work that they had undertaken and would continue to perform. WilmerHale also noted that a draft of the Merger Agreement had been provided by the counsel to the Buyer and discussed with the Special Committee the process for reviewing and negotiating the draft Merger Agreement. In addition, the Special Committee discussed with Walkers. WilmerHale and Houlihan Lokey the potential implication of certain terms, including the possibility of requesting that the Merger be subject to a “majority of the minority” vote condition, and noted such condition was not a mandatory requirement under the Cayman Islands Companies Act and had not been included in many precedent going private transactions.

The Special Committee noted that (i) Morningside and its affiliates, who beneficially own approximately 72.2% of the combined total of the Company’s outstanding Ordinary Shares, on a fully-diluted basis, and control approximately 65.1% of the total voting power in the Company, indicated to the Stealth Board that they were interested only in pursuing the transaction outlined in the Initial Proposal and was not interested in selling their Ordinary Shares in the Company or in participating in any other transaction involving the Company and a third party and (ii) the Initial Proposal had been publicly announced on June 27, 2022 and was therefore known to the market in general, and would continue to be known to the market through and after the execution of the Merger Agreement. Taking these considerations into account, the Special Committee decided that reaching out to third parties to assess their interest in an alternative transaction would be futile and would not be in the best interests of the Company. Since the Company’s receipt of the Initial Proposal on June 24, 2022, the Company has not received any offer from any third party for a merger or consolidation of the Company with another company, the sale or transfer of all or substantially all of the Company’s assets, or the purchase of all of the Company’s Ordinary Shares, or a sufficient number of Ordinary Shares to enable such third party to exercise control of or significant influence over the Company.

The Company had been provided an initial period of 180 calendar days for each Nasdaq deficiency that expired on July 5, 2022 (other than with respect to the MVPHS requirement for which the Company had until August 10, 2022 to regain compliance). On July 7, 2022, the Company received another letter from Nasdaq notifying the Company that, based upon the Company’s continued non-compliance with the minimum bid price and market value of listed securities requirements, the Company’s securities would be delisted from Nasdaq unless the Company timely requested a hearing before the Panel. The Company requested a hearing before the Panel, and the hearing was scheduled to be held on August 11, 2022. On August 18, 2022, the Company was advised by Nasdaq that it has been granted an exception until November 30, 2022, subject to the completion of a going-private transaction and simultaneous voluntary delisting of its securities from Nasdaq.

On July 14, 2022, the Special Committee convened a meeting with representatives of Houlihan Lokey, Walkers and WilmerHale. Employees of the Company, including Ms. McCarthy, outlined key assumptions and methodology relating to the Management Projections. After questions from members of the Special Committee, the employees of the Company left the meeting. The members of the Special Committee discussed the Management Projections and determined that the Management Projections, which were prepared by Company management assuming the Company would be able to obtain financing in an amount sufficient to fund the Company’s operations, were illustrative only, due to the Company’s current financial condition and prospects. During the remainder of the meeting, representatives of Houlihan Lokey discussed with the Special Committee the principal areas of work that it had undertaken, and would continue to perform, for purposes of its financial analyses of the Company and any transaction with Morningside. Houlihan Lokey also discussed with the Special Committee its preliminary financial analyses based on its review of information provided by the Company to date, noting the Company’s limited cash balance of $28.8 million as of June 30, 2022, the Company’s expected monthly cash burn and cash-out date, the terms of the Company’s debt agreement with Horizon ($15 million principal amount outstanding), including a negative covenant for a minimum cash balance of $7.5 million, management’s estimated financing needs to commercialize its first indication (Barth), the Company’s substantial doubt about its ability to continue as a going concern due to recurring losses from operations since inception, the Company’s expectation of continuing operating losses for the foreseeable future, the potential inability to remain in compliance with certain financing covenants required under the venture loan and security agreement, and the Company’s limited success in raising financing from parties other than Morningside, and the potential delisting from Nasdaq. Please refer to “Special Factors—Other Presentations by Financial Advisor to the Special Committee” on page 57 for additional information regarding the preliminary financial analysis. Houlihan Lokey reviewed with the Special Committee the Management Projections which had been prepared by the management of the Company and made available to the Special Committee and Houlihan Lokey, and outlined Company management’s assumptions underlying the Management Projections, including, among others, that the Company would be able to obtain financing in an amount sufficient to fund the Company’s operations in accordance with the Company business plan underlying such projections. The Special Committee discussed with Houlihan Lokey additional information that would be useful to its assessment of the Initial Proposal, including a liquidation analysis of the Company, and a timeline for obtaining that analysis from Company management.

Representatives of WilmerHale provided a summary of the material terms of the draft Merger Agreement, and highlighted potential implications of various positions with respect to these material terms, including (i) the structure of the transaction; (ii) the form and amount of the Merger consideration, including the treatment of outstanding equity compensation awards; (iii) the limited scope of the representations and warranties to be made by the Company in the Merger Agreement; (iv) the shareholder approval requirement with respect to the Transactions; (v) other customary closing conditions for the Merger; (vi) restrictions on the Company’s right to solicit competing acquisition proposals after the signing of the Merger Agreement and the absence of any “fiduciary out” with respect to an alternative proposal; (vii) the remedies available to the Company in the event of a breach of the Merger Agreement by the Buyer Group; and (viii) the trigger events for the payment of a Company termination fee.

The Special Committee also considered the advisability of rejecting the Initial Proposal and allowing the Company to remain as a public-traded company. However, based on the considerations set forth in “Special Factors—Reasons for the Merger and Position of the Special Committee and the Stealth Board,” the Special Committee concluded that remaining as a public company would be less favorable than the Merger as a means to enhance the value of Unaffiliated Security Holders’ interests in the Company.

On July 17, 2022, the Special Committee convened a meeting with representatives of Houlihan Lokey, Walkers and WilmerHale. During the meeting, representatives of Houlihan Lokey discussed with the Special Committee the liquidation analysis provided by Company management that the Special Committee had requested at the prior meeting. Please refer to “Special Factors—Other Presentations by Financial Advisor to the Special Committee” on page 57 for additional information regarding the preliminary financial analysis. The Special Committee discussed the Initial Proposal and, taking into account the advice of its legal and financial advisors, instructed WilmerHale to convey to Goodwin a proposed price of $0.475 per ADS.

On July 18, 2022, representatives of WilmerHale conveyed the Special Committee’s proposal to Goodwin.

On July 18, 2022, Goodwin sent a draft of the Equity Commitment Letter to WilmerHale and on July 19, 2022, Goodwin set a draft Voting Agreement to WilmerHale.

On July 19, 2022, representatives of the Buyer Group had a telephone conversation with Mr. McLaughlin regarding the revised proposal from the Special Committee.

On July 19, 2022, representatives of WilmerHale delivered markups of the Merger Agreement (inclusive of comments from Walkers) to Goodwin, subject to the Special Committee’s continued review and comment. The markups included, among other things (i) the removal of the termination fee payable by the Company to the Buyer Group, (ii) additional representations of the Parent, Merger Sub, Morningside and J. Wood Capital regarding financial solvency and the equity commitments, and (iii) edits to the covenants related to the equity commitment letters applicable to Morningside and J. Wood Capital.

On July 20, 2022, representatives of Goodwin conveyed a revised Proposal from the Buyer Group, increasing the price to $0.34 per ADS (the “Revised Proposal”).

On July 20, 2022, at a regularly scheduled meeting of the Stealth Board, Mr. McLaughlin provided an update to the Stealth Board (other than Mr. Chan and Ms. McCarthy who left the meeting before Mr. McLaughlin’s presentation) regarding the process undertaken by the Special Committee, the preliminary financial analyses prepared by Houlihan Lokey to date, and the status of negotiations with Morningside, including the information regarding the Revised Proposal that had been received that morning. Members of the Stealth Board discussed the Revised Proposal and asked questions regarding the process and the Stealth Board’s fiduciary duties. Following the Stealth Board meeting, the Special Committee convened a meeting with representatives of Houlihan Lokey, Walkers and WilmerHale present to discuss the status of the negotiations with Morningside and certain of the key terms of the Merger Agreement, as well as the Special Committee’s reaction to the Revised Proposal from Morningside. After discussion, the Special Committee instructed WilmerHale to convey to Goodwin a proposed price of $0.375 per ADS.

On July 20, 2022, in addition to conveying the Special Committee’s proposal, Goodwin and WilmerHale had a telephonic meeting to discuss the key outstanding issues in the Merger Agreement, as well as certain mechanics related to the Deposit Agreement and cancellation of the ADSs and the terms of the Armistice Warrant.

Between July 20, 2022 and July 24, 2022, Buyer Group discussed the Special Committee’s revised proposal and representatives of Goodwin engaged with WilmerHale regarding diligence related to outstanding equity securities of the Company. In addition, the Buyer Group discussed with representatives of Goodwin the revised draft of the Merger Agreement received from WilmerHale on July 19, 2022.

On July 22, 2022, representatives of WilmerHale delivered markups of the Equity Commitment Letter, and Voting Agreement to Goodwin, subject to the Special Committee’s continued review and comment.

On July 24, 2022, representatives of Goodwin conveyed to WilmerHale a further revised proposal, increasing the price to $0.36 per ADS, and in doing so confirmed Buyer Groups’ view that the ADS holders would, in accordance with the Deposit Agreement, cover applicable cancellation fees of up to $0.05 per ADS payable pursuant to the terms of the Deposit Agreement, proposed a monetary cap on damages of 6% of the consideration to be received by non-Buyer Group shareholders and noted Morningside and J. Wood Capital would each deliver a limited guarantee to guarantee their respective portions of such obligations, if payable.

On July 25, 2022, the Special Committee convened a meeting to discuss the further revised proposal. During the meeting, representatives of Houlihan Lokey and WilmerHale provided information regarding precedent transactions’ treatment of ADS cancellation fees and discussed the terms of the Merger Agreement, including, among other things, that cancellation fees were payable by the ADS holders in recent precedent transactions and provided an update on the status of the negotiations on the Merger Agreement noting that substantially all open points had been resolved. Houlihan Lokey also discussed certain of the preliminary financial analyses contained in the presentation previously reviewed with the Special Committee on July 17, 2022. Members of the Special Committee discussed the precedents as well as the significance of the fee as a portion of the proposed ADS merger consideration. Representatives of WilmerHale advised the Special Committee that, other than the price issue, the Merger Agreement negotiations had progressed such that there were no major issues remaining. The Special Committee instructed representatives of WilmerHale to advise Goodwin that the Special Committee believed a per ADS price of $0.375 was warranted and to press on the payment of the ADS cancellation fee.

Later that day, representatives of WilmerHale conveyed the Special Committee’s message to Goodwin and raised the issue of whether the Buyer Group would pay the applicable ADS cancellation fees.

On July 26, 2022, representatives of Goodwin informed WilmerHale that Morningside had agreed to the $0.375 per ADS price, and that the ADS cancellation fees would be borne by the ADS holders and that was a best and final offer. WilmerHale informed the members of the Special Committee.

In addition, on July 26, 2022, Goodwin delivered to WilmerHale the revised draft of the Merger Agreement for WilmerHale’s and Walkers’ review.

On July 26, 2022, Goodwin delivered to WilmerHale a draft of the Limited Guarantee for WilmerHale’s and Walkers’ review, as well as a revised version of the Equity Commitment Letter.

On July 29, 2022, WilmerHale distributed to Goodwin a draft of the Company Disclosure Schedules. Between this date and the execution of the Merger Agreement, Equity Commitment Letter, the Voting Agreement and Limited Guarantee on July 31, 2022, representatives of WilmerHale and Goodwin exchanged and negotiated additional drafts of these documents.

On July 31, 2022, the Special Committee convened a meeting with representatives of Houlihan Lokey, Walkers and WilmerHale. During the meeting, representatives from WilmerHale and Walkers reviewed with the Special Committee members their fiduciary duties and gave the Special Committee an overview of the material terms reflected in the most recent drafts of the Merger Agreement, Equity Commitment Letter, Voting Agreement and Limited Guarantee. Representatives from Houlihan Lokey then reviewed with the Special Committee its final financial analyses with respect to the Company and the transaction proposed by the Buyer Group to acquire (i) the Ordinary Shares (other than the Excluded Shares) at the Per Share Merger Consideration and (ii) the ADSs (other than ADSs representing the Excluded Shares) at the Per ADS Merger Consideration, and then, at the request of the Special Committee, rendered its oral opinion, later confirmed in writing, to the effect that as of July 31, 2022, the Merger Consideration to be received by the holders of the Ordinary Shares and ADSs (other than Parent, Merger Sub and their respective affiliates) in the Merger pursuant to the Merger Agreement was fair to such holders (other than Parent, Merger Sub and their respective affiliates) from a financial point of view, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered in preparing its opinion. Such opinion was confirmed in writing later the same day, a copy of which is attached to this Transaction Statement as Annex A. Thereafter, the Special Committee members had a discussion regarding the terms of the Merger Agreement and other transaction documents and confirming their belief that the Transactions are fair to the Unaffiliated Security Holders, as well as the advice of its legal advisors and Houlihan Lokey’s financial analyses and opinion, following which the Special Committee unanimously (a) determined that the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, are advisable, fair to, and in the best interests of, the Company, (b) approved for the Company to enter into the Merger Agreement, the Plan of Merger, other transaction documents and the Transactions, and (c) recommended that the Stealth Board approve the Merger Agreement, the Plan of Merger, other transaction documents and the Transactions. See “Special Factors—Reasons for the Merger and Position of the Special Committee and the Stealth Board” beginning on page 39 for a description of the resolutions of the Special Committee at this meeting.

On the same day after the meeting of the Special Committee, the Stealth Board held a meeting. Members of the Stealth Board (excluding Gerald L. Chan, Sc.D.), at a duly held meeting, held a discussion regarding the terms of the Transaction and confirmed their belief, on behalf of the Company, that the Transactions are fair to the Unaffiliated Security Holders. Following such discussion and acting upon the unanimous recommendation of the Special Committee, the Stealth Board: (a) determined that it is in the best interests of the Company, and therefore declared it advisable, to enter into the Merger Agreement, (b) approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger and (c) resolved to recommend in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, by the shareholders of the Company at a Company shareholders’ meeting in accordance with Cayman Islands Companies Act. See “Special Factors—Reasons for the Merger and Position of the Special Committee and the Stealth Board” beginning on page 39 for a description of the resolutions of the Stealth Board at this meeting.

On the evening of July 31, 2022, the Company, Parent and Merger Sub executed the Merger Agreement, Parent and each of Morningside and J. Wood Capital executed Equity Commitment Letters, Parent and Morningside, SPIL and ETIL executed the Voting Agreement, and the Company and each of Morningside and J. Wood Capital executed a Limited Guarantee. On August 1, 2022, the Company issued a press release announcing the execution of the Merger Agreement and then furnished the press release and the executed Merger Agreement to the SEC as exhibits to its current report on Form 6-K.

On each of August 1, 2022 and September 23, 2022, certain members of the Buyer Group filed an amended Schedule 13D as a “group” with respect to the execution of the Merger Agreement, the Equity Commitment Letter, the Voting Agreement and the Limited Guarantee.

Reasons for the Merger and Position of the Special Committee and the Stealth Board

In the course of reaching their respective determinations, the Special Committee and the Stealth Board considered the following substantive factors and potential benefits of the Merger, including the following, which are not listed in any relative order of importance:

•

the Special Committee’s knowledge of the Company’s business, financial condition, results of operations, prospects and competitive position and its belief that the Merger is financially more favorable to the holders of Ordinary Shares and ADSs (other than the Continuing Shares) than any other alternative reasonably available to the Company and the holders of Ordinary Shares and ADSs (other than the Continuing Shares);

•	managements’ view of the Company’s financial condition, results of operations, business, prospects and competitive position;

•	relatively low trading volume of ADSs of the Company and the fact that there is limited US research analyst coverage on the Company;

•

the consideration payable in the Merger is entirely in cash, which will allow the holders of Ordinary Shares and ADSs (other than the Continuing Shares) to immediately realize liquidity for their investment and provide them with certainty of the value of their Ordinary Shares or ADSs;

•

the current and historical market prices of ADSs and the fact that the Per Share Merger Consideration and the Per ADS Merger Consideration (before taking into account any ADS cancellation fees) represents a 34.4% premium over the closing price of US$0.2790 per ADS on June 24, 2022, and a premium of 43.9% to the 30 trading day average closing price prior to June 24, 2022, which was US$0.2606;

•

the fact that the Per Share Merger Consideration and the Per ADS Merger Consideration represent an increase of approximately 20% from the original US$0.026 per Ordinary Share and US$0.313 per ADS offer price in the Initial Proposal;

•

the relative likelihood that the trading price of ADS would at any time in the foreseeable future, or ever, reach and sustain a level equal to or greater than the Per ADS Merger Consideration of US$0.375, as adjusted for present value;

•

the negotiations with respect to the Per Share Merger Consideration and Per ADS Merger Consideration and the Special Committee’s determination that, following extensive negotiations with the Buyer Group, US$0.03125 and US$0.375, respectively, were the highest price per Share and per ADS, respectively, that the Buyer Group would agree to pay, with the Special Committee basing its belief on a number of factors, including the duration and tenor of negotiations and the experience of the Special Committee and its advisors;

•	the likelihood that the Merger would be completed based on, among other things (not in any relative order of importance):

•	the absence of a financing condition in the Merger Agreement; and

•	the likelihood and anticipated timing of completing the Merger in light of the scope of the conditions to closing;

•

the low probability of any transaction with a third party in view of the Morningside’s ownership in the Company, which was sufficient by itself to prevent the consummation of any transaction with a third party that required shareholder approval;

•	the Company’s prior challenges in raising equity or debt capital in the past and the fact that such challenges were likely to persist;

•	the value that would be available to Company shareholders in the event of a liquidation and winding up of the Company;

•

following its formation, the Special Committee’s independent control of the sale process with the advice and assistance of Houlihan Lokey as its financial advisor and WilmerHale and Walkers as its legal advisors, reporting solely to the Special Committee; and

•

the financial analysis reviewed and discussed with the Special Committee by representatives of Houlihan Lokey, as well as the opinion of Houlihan Lokey rendered to the Special Committee on July 31, 2022 as to, as of such date, the fairness, from a financial point of view, of the Per Share Merger Consideration and the Per ADS Merger Consideration to be received by the holders of Ordinary Shares and ADSs (other than Parent, Merger Sub and their respective affiliates) in the Merger, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion.

The Special Committee did not conduct a market check of parties deemed to be potentially interested in and capable of acquiring the Company for reasons as below:

•

since the announcement of the Transactions on June 27, 2022, no party other than Morningside has contacted the Company, the Special Committee or Houlihan Lokey expressing an interest in exploring an alternative transaction with the Company; and

•

the Special Committee’s belief that it was unlikely that any transaction with a third party could be completed at this time given that Morningside and its affiliates, who form part of the Buyer Group, hold approximately 65.1% of the total voting power in the Company, would only vote in favor of the Merger and will vote against any transaction involving a third party.

In addition, the Special Committee and the Stealth Board believed that sufficient procedural safeguards were and are present to ensure that the Merger is procedurally fair to the holders of Ordinary Shares and ADSs (other than the Continuing Shares) and to permit the Special Committee and the Stealth Board to represent effectively the interests of such Unaffiliated Security Holders, which procedural safeguards include the following, which are not listed in any relative order of importance:

•

the consideration and negotiation of the Merger Agreement was conducted entirely under the control and supervision of the Special Committee, which consists of three independent directors, each of whom is an outside, non-employee director, and that no limitations were placed on the Special Committee’s authority;

•

in considering the transaction with the Buyer Group, the Special Committee acted solely to represent the interests of the Unaffiliated Security Holders, and the Special Committee had independent control of the extensive negotiations with Morningside and its legal and financial advisor on behalf of the Unaffiliated Security Holders;

•

the Special Committee members during the entire process were and are independent directors and free from any affiliation with the Buyer Group; in addition, none of such Special Committee members is or ever was an employee of the Company or any of its subsidiaries or affiliates and none of such directors has any financial interest in the Merger that is different from that of the Unaffiliated Security Holders other than the Special Committee members’ receipt of Board compensation (which is not contingent upon the completion of the Merger or the Special Committee’s or the Stealth Board’s recommendation of the Merger) and their indemnification and liability insurance rights under the Merger Agreement;

•	the Special Committee was assisted in negotiations with Morningside and in its evaluation of the Merger by Houlihan Lokey as its financial advisor and Walkers and WilmerHale, as its legal advisors;

•

the Special Committee was empowered to consider, attend to and take any and all actions in connection with the written proposal from the Buyer Group in connection with the Transactions from the date the Special Committee was established, and no evaluation, negotiation or response regarding the Transactions in connection therewith from that date forward was considered by the Stealth Board for approval until the Special Committee had recommended such action to the Stealth Board;

•

the terms and conditions of the Merger Agreement were the product of meaningful negotiations between the Special Committee and its advisors, on the one hand, and Morningside and its advisors, on the other hand;

•	the Special Committee was empowered to exercise the full power and authority of the Stealth Board in connection with the Transactions and related process;

•	the Special Committee met on multiple occasions to consider and review the terms of the Merger Agreement and the Transactions;

•	the recognition by the Special Committee and the Stealth Board that it had no obligation to recommend the Merger or any other transaction;

•

the Special Committee’s ability, under certain circumstances, to change, withhold, withdraw, qualify or modify the Company Recommendation that the Company’s shareholders vote to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger; and

•

the availability of dissenters’ rights to shareholders who comply with all of the required procedures under the Cayman Islands Companies Act for exercising dissenters’ rights, which allow such shareholders to receive payment of the fair value of their Ordinary Shares as determined by the Grand Court of the Cayman Islands.

The Special Committee and the Stealth Board also considered a variety of potentially negative factors concerning the Merger Agreement and the Merger, including the following, which are not listed in any relative order of importance:

•

the fact that authorization and approval of the Merger Agreement is not subject to the authorization and approval of a majority of the Ordinary Shares held by Unaffiliated Security Holders and, given that Morningside and its affiliates hold approximately 65.1% of the voting power of the outstanding Ordinary Shares as of the date of this Schedule 13E-3, Morningside and its affiliates controlled almost all of the shares needed to authorize and approve the Merger Agreement at the extraordinary general meeting even if a substantial majority of the Unaffiliated Security Holders vote against the proposal to authorize and approve the Merger Agreement;

•

the security holders of the Company other than the holders of the Continuing Shares will have no on-going equity participation in the Company following the Merger, and they will cease to participate in the Company’s future earnings or growth, if any, or to benefit from increases, if any, in the value of Ordinary Shares, and will not participate in any potential future sale of the Company to a third party;

•

the restrictions on the conduct of the Company’s business prior to the completion of the Merger, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending completion of the Merger;

•

the risks and costs to the Company if the Merger does not close, including possible delisting if the Company fails to meeting Nasdaq listing requirements, the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on the Company’s business and customer relationships;

•

the terms of the Buyer Group’s participation in the Merger and the fact that the Buyer Group may have interests in the Merger that are different from, or in addition to, those of the Unaffiliated Security Holders;

•

the fact that certain key management members, though not members of the Buyer Group, may have interests in the Merger that are different from, or in addition to, those of the Unaffiliated Security Holders;

•

that while the Merger is expected to be completed, there can be no assurance that all conditions to the parties’ obligations to complete the Merger under the Merger Agreement will be satisfied and, as a result, it is possible that the Merger may not be completed even if the Company’s shareholders authorize and approve it; and

•

if the Merger is not completed, the disruption to businesses of the Company that may result from the announcement of the Merger (including loss of demand for services and negative impacts on operating results, ADS prices and ability to retain key personnel), the fact that officers and other employees of the Company will have expended extensive efforts and have experienced significant distractions from their work in attempting to complete the transaction, the fact that substantial transaction costs will have been incurred in connection with the transaction and other potential consequences to the Company related to an announced transaction not being consummated.

The foregoing discussion of information and factors considered by the Special Committee and the Stealth Board is not intended to be exhaustive, but includes a number of the factors considered by the Special Committee and the Stealth Board. In view of the wide variety of factors considered by the Special Committee and the Stealth Board, neither the Special Committee nor the Stealth Board found it practicable to quantify or otherwise assign relative weights to the foregoing factors in reaching its conclusions. In addition, individual members of the Special Committee and the Stealth Board may have given different weights to different factors and may have viewed some factors more positively or negatively than others. The Special Committee unanimously recommended that the Stealth Board authorize and approve, and the Stealth Board authorized and approved, the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, based upon the totality of the information presented to and considered by it.

In reaching its conclusion regarding the fairness of the Merger to the Company’s Unaffiliated Security Holders and its decision to recommend the authorization and approval of the Merger Agreement, the Plan of Merger and the transactions, including the Merger, the Special Committee considered financial analyses presented by Houlihan Lokey. The Special Committee believes that it is reasonable and appropriate to consider the opinion from Houlihan Lokey in its determination as to the fairness, from a financial point of view, of the consideration payable in the transaction to the Unaffiliated Security Holders of the Company, because the opinion addressed the fairness, from a financial point of view, of such consideration to holders of Ordinary Shares and ADSs (other than Parent, Merger Sub and their respective affiliates), which includes all security holders unaffiliated with the Company. To the extent that an affiliated security holder may exist other than Parent and its affiliates, the consideration to be received by such affiliated security holder is identical in all respects as the consideration to be received by Unaffiliated Security Holders. The Special Committee expressly adopted these analyses and opinions, among other factors considered, in reaching its determination as to the fairness of the Transactions, including the Merger.

Further, the Special Committee and the Stealth Board considered the liquidation value of the Company’s assets and believe that the value of the Company’s assets that might be realized in a liquidation would be significantly less than its going-concern value. Each of the Special Committee and the Stealth Board believes the analyses and additional factors it reviewed provided an indication of the Company’s going-concern value.

Each of the Special Committee and the Stealth Board also considered the historical market prices of the Company’s ADSs as described under the section entitled “Market Price of ADSs; Dividends—Market Price of ADSs” beginning on page 72. Each of the Special Committee and the Stealth Board considered the purchase prices paid in previous purchases as described under “Transactions in the Ordinary Shares and ADSs” beginning on page 75. All of the historical market closing prices of ADSs since May 2, 2022 were lower than the Per ADS Merger Consideration of US$0.375. The Special Committee and the Stealth Board therefore considered these to be positive factors and potential benefits of the Merger. The Company is not aware of any firm offers made by any unaffiliated person, other than the Buyer Group, during the past three years for (i) the merger or consolidation of the Company with or into another company, or vice-versa; (ii) the sale or other transfer of all or any substantial part of the assets of the Company; or (iii) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

In reaching its determination that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are fair to, and in the best interests of, the Company and its Unaffiliated Security Holders and its decision to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and recommend the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, by the Company’s shareholders, the Stealth Board, on behalf of the Company, considered the analysis and recommendation of the Special Committee and the factors examined by the Special Committee as described above under this section and under the caption “Special Factors—Background of the Merger,” and adopted such recommendations and analysis. During its consideration of the Merger Agreement and the Transactions, including the Merger, the Stealth Board was also aware that some of the Company’s directors and shareholders have interests with respect to the Merger that are, or may be, different from, and/or in addition to those of the Company’s Unaffiliated Security Holders generally, as described under the caption “Special Factors—Interests of Certain Persons in the Merger” beginning on page 63.

The Special Committee and the Stealth Board also considered the purposes and reasons for the Company to undertake the Merger at this time and concluded that the benefits received by the Company at this time as a U.S. public company do not sufficiently justify the regulatory and other burdens imposed on U.S. public companies. The Special Committee and the Stealth Board believe that, at this time, the U.S. public equity markets do not provide the Company with the ability to raise capital on reasonable terms nor do the U.S. public equity markets provide the existing shareholders and ADS holders with adequate levels of liquidity. Management estimates that the cost of complying with United States federal securities laws, including the Sarbanes-Oxley Act of 2002, totaled approximately US$4.7 million and US$4.9 million for the fiscal years ended December 31, 2020 and December 31, 2021, respectively. On the other hand, the status of a privately held company will give the Company greater operational flexibility and allow it to focus on its long-term growth and continuing improvements to its business absent the regulatory burden imposed upon public companies and the distractions caused by the public equity market’s valuation of the Company’s ADSs.

For the reasons above as well as the fact that the Special Committee and the Stealth Board, on behalf of the Company, believe that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are substantively and procedurally fair to, and in the best interests of, the Company, and confirmed their belief, on behalf of the Company, that the Transactions are fair to the Unaffiliated Security Holders, the Special Committee and the Stealth Board on behalf of the Company believe that it is appropriate for the Company to undertake the Merger and the going private transaction at this time, so that it can achieve its goal of exiting the U.S. public equity market and become a privately held company.

The Special Committee and the Stealth Board did not consider the Company’s net book value, which is an accounting concept based on historical costs, as a factor because they believed that net book value is not a material indicator of the Company’s value as a going concern, but rather is indicative of historical costs (and does not, for example, take into account the future prospects of the Company, market trends and conditions, or business risks inherent in a competitive market) and therefore, in their view, was not a relevant measure for determining the fairness of the Merger Agreement, the Plan of Merger or the Transactions, including the Merger.

Except as set forth under “Special Factors—Background of the Merger” beginning on page 32, “Special Factors—Reasons for the Merger and Position of the Special Committee and the Stealth Board” beginning on page 39 and “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 51, no director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of the Unaffiliated Security Holders for purposes of negotiating the terms of the Transaction and/or to prepare a report concerning the fairness of the Transaction.

Position of the Buyer Group as to the Fairness of the Merger

Under SEC rules governing going-private transactions, each member of the Buyer Group is required to express its belief as to the fairness of the Merger to the Unaffiliated Security Holders. The Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act, and none of the members of the Buyer Group (other than Morningside and its affiliates) concede that it is a controlling stockholder or part of any control group by making this disclosure for the purposes of complying with the Exchange Act. The views of the Buyer Group as to the fairness of the Merger are not intended to be and should not be construed as a recommendation to any shareholder of the Company as to how that shareholder should vote on the proposal to approve the Merger and to approve and adopt the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. Morningside has interests in the Merger that are different from, and/or in addition to, those of the other shareholders of the Company by virtue of its continuing interests in the Surviving Company after the completion of the Merger. These interests are described under “Special Factors—Interests of Certain Persons in the Merger—Interests of the Buyer Group” beginning on page 63.

The Buyer Group believes that the interests of the Company’s Unaffiliated Security Holders were represented by the Special Committee, which negotiated the terms and conditions of the Merger Agreement with the assistance of its independent legal and financial advisors. Morningside attempted to negotiate a transaction that would be most favorable to it and the other members of the Buyer Group, and not to the Unaffiliated Security Holders and, accordingly, did not negotiate the Merger Agreement with a goal of obtaining terms that were substantively or procedurally fair to the Unaffiliated Security Holders. The members of the Buyer Group other than Morningside did not participate in the negotiations with the Company or the Special Committee with respect to the Merger, including with respect to the price to be paid to the Unaffiliated Security Holders in the Merger, and are members of the Buyer Group by virtue of agreeing with Morningside to provide financing in connection with the Merger.

None of the Buyer Group members or their respective affiliates participated in the deliberations of the Special Committee regarding, nor received any advice from the Special Committee’s independent legal or financial advisors as to, the fairness of the Merger to the Company’s Unaffiliated Security Holders.

Furthermore, none of the Buyer Group members or their respective affiliates undertook a formal evaluation of the fairness of the Merger to the Company’s Unaffiliated Security Holders. No financial advisor provided any of the Buyer Group members or their affiliates with any analysis or opinion with respect to the fairness of the Merger Consideration to the Company’s Unaffiliated Security Holders.

Based on their knowledge and analysis of available information regarding the Company, discussions between Morningside and the Company’s senior management regarding the Company and its business and the factors considered by, and findings of, the Special Committee and the Stealth Board discussed under “Special Factors—Reasons for the Merger and Position of the Special Committee and the Stealth Board” beginning on page 39, and based on the following factors, which are not listed in any relative order of importance, the Buyer Group believes that the Merger is both substantively and procedurally fair to the Unaffiliated Security Holders of the Company:

•

the Merger Consideration that will equal US$0.03125 per Ordinary Share and US$0.375 per ADS represents a 34.4% premium over the closing price of US$0.2790 per ADS as quoted by Nasdaq on June 24, 2022, the last trading day prior to the Company’s announcement after the close of trading on June 27, 2022 that it had received the Initial Proposal, and a premium of 43.9% over the Company’s 30 trading day average closing price through June 24, 2022, which was US$0.2606;

•	the lowest closing price of the Company’s ADSs during the 52-week period prior to August 1, 2022, the date that the Company announced the execution of the Merger Agreement, was US$0.1825;

•

notwithstanding that the fairness opinion of Houlihan Lokey was delivered to the Special Committee only and none of the Buyer Group members or any of their affiliates was entitled to rely or relied on such opinion, the fact that the Special Committee received an opinion from Houlihan Lokey to the effect that, as of the date of the opinion and based upon and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Houlihan Lokey set forth in its written opinion, the Per Share Merger Consideration and the Per ADS

Merger Consideration to be received by the holders of Ordinary Shares and ADSs (other than Parent, Merger Sub and their respective affiliates) was fair to such holders (other than Parent, Merger Sub and their respective affiliates) from a financial point of view;

•

the consideration to be paid to the Company’s Unaffiliated Security Holders in the Merger is all cash, allowing the Company’s Unaffiliated Security Holders to immediately realize a certain and fair value for all of their Ordinary Shares and/or ADSs;

•

all of the members of the Special Committee during the Company’s sale process were and are independent directors and were and are unaffiliated with any member of the Buyer Group; in addition, none of such Special Committee members is or ever was an employee of the Company or any of its subsidiaries or affiliates;

•

the Special Committee was established and given authority to, among other things, review, evaluate and negotiate the terms of the Merger and to recommend to the Stealth Board what action should be taken by the Company, including not to engage in the Merger;

•

members of the Special Committee do not have any interests in the Merger different from, or in addition to, those of the Unaffiliated Security Holders, other than (i) the members’ receipt of Stealth Board compensation in the ordinary course and Special Committee compensation in connection with its evaluation of the Merger (none of which is contingent upon the completion of the Merger or the Special Committee’s or the Stealth Board’s recommendation of the Merger), and (ii) their indemnification and liability insurance rights under the Merger Agreement;

•	the Special Committee retained and was advised by its legal and financial advisors who are experienced in advising committees such as the Special Committee in similar transactions;

•	the Special Committee met regularly to consider and review the terms of the Merger Agreement and the Transactions;

•

the terms and conditions of the Merger Agreement were the product of extensive negotiations between the Special Committee and its advisors, on the one hand, and Morningside and its advisors, on the other hand, over the course of approximately three months;

•

the Special Committee was empowered to exercise any power or authority of the Stealth Board that the Special Committee determined was necessary or advisable in carrying out and fulfilling its duties and responsibilities;

•

the Special Committee and the Stealth Board had no obligation to recommend the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, or any other transaction and under the delegation of authority by the Stealth Board to the Special Committee, the Merger Agreement, the Plan of Merger and the Transactions require approval from the Special Committee;

•

none of the Buyer Group members participated in or sought to influence the deliberative process of, or the conclusions reached by, the Special Committee or the negotiating positions of the Special Committee;

•

the Special Committee and the Stealth Board were fully informed about the extent to which the interests of Morningside and its affiliates, through their share ownership in the Company, and the interests of other members of the Buyer Group through their share ownership in the Company and/or their participation in the funding of the merger consideration with Morningside, differed from those of the Unaffiliated Security Holders;

•	the Merger was unanimously approved by the Special Committee;

•

the Special Committee and, acting upon the unanimous recommendation of the Special Committee, the Stealth Board determined that the Merger Agreement and the Transactions, including the Merger, are in the best interests of the Company;

•

under the terms of the Merger Agreement, in certain circumstances prior to obtaining the requisite shareholder approval of the Merger, the Company is permitted to provide information to and participate in discussions or negotiations with persons making acquisition proposals, and the Stealth Board is permitted to withdraw or modify its recommendation of the Merger Agreement;

•

the Stealth Board’s ability, under certain circumstances, to change, withhold, withdraw, qualify or modify the recommendation of the Stealth Board that the Company’s shareholders vote to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger;

•

the Merger is not conditioned on any financing being obtained by Parent or Merger Sub, thus increasing the likelihood that the Merger will be consummated and the Merger Consideration will be paid to the Unaffiliated Security Holders;

•	the Company has the ability, under certain circumstances, to specifically enforce the terms of the Merger Agreement; and

•

under the law of the Cayman Islands, shareholders have the right to dissent from the Merger and to receive payment of the fair value of their Ordinary Shares, which if not agreed will be determined by the Grand Court of the Cayman Islands.

The Buyer Group’s consideration of the factors described above reflects its assessment of the fairness of the Per Share Merger Consideration and Per ADS Merger Consideration payable in the Merger to the Unaffiliated Security Holders in relation to the going-concern value of the Company on a stand-alone basis. The Buyer Group implicitly considered the value of the Company in a sale as a going concern by taking into account the Company’s current and anticipated business, financial condition, results and operations, prospects and other forward-looking matters. The Buyer Group did not, however, explicitly calculate a stand-alone pre-Merger going-concern value of the Company as a public company because the Company will have a significantly different capital structure following the Merger. Therefore, the Buyer Group does not believe that the going-concern value of the Company is an appropriate indicator to determine the fairness of the Per Share Merger Consideration and Per ADS Merger Consideration payable in the Merger to the Unaffiliated Security Holders. However, to the extent the pre-Merger going concern value was reflected in the pre-announcement price of the Company’s Ordinary Shares, the Merger Consideration of US$0.375 per ADS or US$0.3125 per Ordinary Share represented a premium to the going concern value of the Company.

Additionally, the net book value and purchase prices paid in previous purchases in the last two years were not considered by the Buyer Group because the Buyer Group believes that the net book value and previous purchase prices are not material indicators of the value of the Company because they do not take into account the Company’s future prospects, market conditions, trends in its industry or the business risks inherent in competing with other companies in that industry. Therefore, the Buyer Group believes that the net book value of the Company and the purchase prices paid in previous transactions are irrelevant to a determination as to whether each of the Per Share Merger Consideration and Per ADS Merger Consideration payable in the Merger is fair to the Unaffiliated Security Holders of the Company.

The Buyer Group did not consider the liquidation value of the Company because it considers the Company to be a viable going concern and views the trading history of the ADSs as an indication of the Company’s going concern value and, accordingly, did not believe liquidation value to be relevant to a determination as to the fairness of the Merger.

Except as set forth under “Special Factors—Background of the Merger” beginning on page 32, the Buyer Group is not aware of, and thus did not consider, any offers or proposals made by any unaffiliated person, other than the Buyer Group, during the past two years for (a) the merger or consolidation of the Company with or into another company, or vice versa, (b) an acquisition of the Company, (c) a tender offer or other acquisition of any class of the Company’s securities, (d) the sale or other transfer of a material amount of the assets of the Company or (e) a purchase of the Company’s securities that would enable the purchaser to exercise control over the Company.

Cayman Islands law does not require, and the Merger Agreement is not subject to, approval by a majority of the Unaffiliated Security Holders of the Company. As a result of the procedural safeguards described above, the Buyer Group concluded that the Merger is procedurally fair to the Unaffiliated Security Holders of the Company.

The foregoing is a summary of the information and factors considered and given weight by the Buyer Group in connection with its evaluation of the fairness of the Merger to the Company’s Unaffiliated Security Holders, which is not intended to be exhaustive, but is believed by the Buyer Group to include all material factors considered by it. The Buyer Group did not find it practicable to assign, and did not assign, relative weights to the individual factors considered in reaching its conclusion as to the fairness of the Merger to the Company’s Unaffiliated Security Holders. Rather, its fairness determination was made after consideration of all of the foregoing factors as a whole.

The Buyer Group believes these factors provide a reasonable basis for its belief that the Merger is both substantively and procedurally fair to the Company’s Unaffiliated Security Holders. This belief, however, is not intended to be and should not be construed as a recommendation by the Buyer Group to any shareholder of the Company as to how such shareholder should vote with respect to the approval and adoption of the Merger Agreement.

Certain Financial Projections

The Company’s management does not, as a matter of course, make available to the public future financial projections. However, in connection with the Special Committee’s review of the proposed Merger and Houlihan Lokey’s financial analysis of the consideration to be paid in the Merger, the Company’s management provided the Company’s financial projections for the fiscal years ended December 31, 2023 through December 31, 2043 (the “Management Projections”) to the Special Committee and to Houlihan Lokey, as the financial advisor to the Special Committee, on July 2, 2022. See “Special Factors—Background of the Merger” beginning on page 32 for additional information. The Management Projections were prepared by Company management assuming the Company would be able to obtain financing in an amount sufficient to fund the Company’s operations. Due to the Company’s current financial condition and prospects, the Special Committee determined that the Management Projections were illustrative only and that Houlihan Lokey should use and rely only upon the Liquidation Analysis prepared by Company management for purposes of its analyses and opinion. These financial projections, which were based on the Company’s management’s projection of the Company’s future financial performance as of the date provided, were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC regarding forward-looking information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or U.S. generally accepted accounting principles.

The financial projections included in the Management Projections are not a guarantee of performance. They involve significant risks, uncertainties and assumptions. In compiling the projections, the Company’s management took into account historical performance, combined with estimates regarding net revenues, gross profit and operating expenses. Although presented with numerical specificity, the Management Projections are based upon a variety of estimates and numerous assumptions made by management with respect to, among other matters, industry performance, general international business, economic, tax, regulatory, geopolitical, market, and financial conditions and the factors described in “Cautionary Note Regarding Forward-Looking Statements,” all of which are difficult to predict, are subject to significant economic and competitive uncertainties, and are beyond the Company’s control. The material assumptions underlying the Management Projections are as follows:

Management’s financial projections included the following indications for elamipretide: Barth syndrome, primary mitochondrial myopathy due to nuclear DNA mutations, Duchenne muscular dystrophy, dry age-related macular degeneration and additional assumptions for the compound SBT-272. The specific assumptions made for these items are as follows:

•	Net Revenue includes assumptions such as the probability of success in achieving U.S. and ex-U.S. sales and establishing licensing arrangements for each indication and compound, market size, market growth, market share, gross to net discounts (“GTN”), pricing during patent exclusivity periods and post-patent exclusivity periods, royalty rates and launch dates for U.S. and ex-U.S. sales.

(i)

Barth syndrome utilized (a) a forecasted launch of first quarter 2024 in the U.S. and first quarter 2025 ex-U.S.; (b) an estimated probability of success in achieving U.S. sales and ex-U.S. sales of 40%; and (c) an estimated royalty rate of 8% from ex-U.S. sales (or licensing revenues), where ex-U.S. sales represent 30% of U.S. sales. The probability of upfront payment for license revenues was 100% for the first milestone payment and subsequent milestones were adjusted by the estimated probability of success of 40%. The U.S. prevalence of Barth syndrome is approximately 800 patients as assessed in 2021 with an estimated annual growth rate of 2%. Management forecasts a five-year ramp up period to achieve the total expected market capture of 35%. The forecasted per patient per year revenue is $500,000 with an annual 2% price increase. Management forecasted a GTN discount of 20% for U.S. revenues. Management expects patent expiration in the U.S. in first quarter 2031, with revenue from the generic version of the drug to be $50,000 per patient per year. Management estimates a 75% probability of receiving the Priority Review Voucher (a “PRV”) for Barth. The probability of success for Barth was estimated to be 40%, as such an adjusted probability of 30% was used for the PRV (which includes the 40% probability of success for Barth adjusted by the 75% probability of receiving a PRV).

(ii)

Primary mitochondrial myopathy due to nuclear DNA mutations utilized (a) a forecasted launch of fourth quarter 2025 in the U.S. and fourth quarter 2027 ex-U.S.; (b) an estimated probability of success in achieving U.S. sales and ex-U.S. sales of 57%; and (c) an expected royalty rate of 10% from ex-U.S. sales (or licensing revenues), where ex-U.S. sales represent 15% of U.S. sales. The probability of upfront payment for license revenues was 100% for the first milestone payment and subsequent milestones were adjusted by the estimated probability of success of 57%. The U.S. prevalence is approximately 3,200 patients as assessed in 2021 with an annual growth rate of 2%. Management forecasts a five-year ramp up period to achieve the total expected market capture of 15%. The forecasted per patient per year revenue is $500,000 with an annual 2% price increase. Management forecasted a GTN discount of 20% for U.S. revenues. Management expects patent expiration in the U.S. in first quarter 2031, with revenue from the generic version of the drug to be $50,000 per patient per year.

(iii)

Duchenne muscular dystrophy utilized (a) a forecasted launch of first quarter 2029 in the U.S. and Q1 2033 ex-U.S.; (b) an estimated probability of success in achieving U.S. sales and ex-U.S. sales of 17%; and (c) an expected royalty rate of 10% from ex-U.S. sales (or licensing revenues), where ex-U.S. sales represent 30% of U.S. sales. The probability of upfront payment for license revenues was 100% for the first milestone payment and subsequent milestones were adjusted by the estimated probability of success of 17%. The U.S. prevalence is approximately 15,000 patients as assessed in 2021 with an annual growth rate of 2%. Management forecasts a five-year ramp up period to achieve the total expected market capture of 25%. The forecasted per patient per year revenue is $500,000 with an annual 2% price increase. Management forecasted a GTN discount of 20% for U.S. revenues. Management expects patent expiration in the U.S. in first quarter 2031, with revenue from the generic version of the drug to be $50,000 per patient per year.

(iv)

Dry age-related macular degeneration utilized (a) a forecasted launch of first quarter 2032 in the U.S. and first quarter 2034 ex-U.S.; (b) an estimated probability of success in achieving U.S. sales and ex-U.S. sales of 9%; and (c) an expected royalty rate of 10% from ex-U.S. sales (or licensing revenues), where ex-U.S. sales represent 40% of U.S. sales. The probability of upfront payment for license revenues was 100% for the first milestone payment and subsequent milestones were adjusted by the estimated probability of success of 9%. The U.S. prevalence is approximately 1,000,000 patients as assessed in 2021 with an annual growth rate of 2%. Management forecasts a seven-year ramp up period to achieve the total expected market capture of 10%. The forecasted per patient per year revenue is $10,000 with a 2% price increase each year. Management forecasted a GTN discount of 20% for U.S. revenues. Management expects patent expiration in the U.S. & EU in second quarter 2042, with revenue from the generic version of the drug to be $3,000 per patient per year.

(v)

Compound SBT-272 in a neurological disorder utilized (a) a forecasted launch of first quarter 2029 in the U.S. and first quarter 2031 ex-U.S.; (b) an estimated probability of achieving U.S. sales and ex-U.S. sales of 10%; and (c) an expected royalty rate of 10% from ex-U.S. sales (or licensing revenues), where ex-U.S. sales represent 30% of U.S. sales. The probability of upfront payment for license revenues was 100% for the first milestone payment and subsequent milestones were adjusted by the estimated probability of success of 10%. The U.S. prevalence of the expected neurological disorder is approximately 10,000 patients as assessed in 2021 with an annual growth rate of 2% each year. Management forecasts a five-year ramp up period to achieve the total expected market capture of 20%. The forecasted per patient per year revenue is $500,000 with an annual 2% price increase. Management forecasted a GTN discount of 20% for U.S. revenues. Management expects patent expiration in the United States and European Union in third quarter 2043, with revenue from the generic version of the drug to be $50,000 per patient per year.

•

Adjusted EBITDA includes additional assumptions for (i) cost of goods sold, (ii) commercial expense, (iii) research and development expenses and (iv) general and administrative expenses, in addition to the Net Revenue assumptions discussed above. The individual assumptions for each indication are included in the table below.

(i)	Cost of goods sold includes assumptions for the estimated costs of manufacturing drug product for the indications and compound and potential royalty rates to third parties.

(ii)

Commercial expense includes assumptions for the cost of sales and marketing efforts including pre-launch preparations, launch costs and post launch costs and maintenance of commercial sales force over time.

(iii)

Research and development expense includes assumptions for the costs to complete clinical development for each indication and compound other than Barth syndrome and the expenses were further probability adjusted, reflecting an annual 10% decrease in costs post-launch of the Barth syndrome indication.

(iv)	General and administrative expenses include the assumption of an annual 2% growth rate on the forecasted fiscal year 2022 general and administrative expense.

The Management Projections also assume that the Company would continue to operate as a standalone company and do not reflect any impact of the Transaction. Furthermore, the Management Projections do not take into account any failure of the Merger to be completed and should not be viewed as reflective of management’s expectations under those circumstances. In addition, because the Management Projections cover multiple years, such information by its nature becomes less reliable with each successive year. As a result, there can be no assurance that the estimates and assumptions made in preparing the Management Projections will prove accurate, that the projected results will be realized, or that actual results will not be significantly higher or lower than projected results. The Management Projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. As a result, there can be no assurance that the projections will be realized, and actual results may be significantly different from those contained in the Management Projections.

Neither the Company’s independent registered public accounting firm, Deloitte & Touche LLP, nor any other independent accountants have examined, compiled or performed any procedures with respect to the Management Projections or any amounts derived therefrom or built thereupon and, accordingly, they have not expressed any opinion or given any form of assurance on the Management Projections or their achievability and therefore assume no responsibility for, and disclaim any association with, the Management Projections. The Report of Independent Registered Public Accounting Firm issued by Deloitte & Touche LLP accompanying the Company’s audited consolidated financial statements included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, incorporated by reference in this Transaction Statement, refers exclusively to the Company’s historical information and does not cover any other information in this Transaction Document and should not be read to do so. The financial projections included in this Transaction Document are included solely to give shareholders access to certain information that was made available to Houlihan Lokey and the Buyer Group and are not included for the purpose of influencing any shareholder to make any investment decision with respect to the Merger, including whether or not to vote in favor of approval of the Merger or whether or not to seek appraisal for his, her or its Ordinary Shares.

The following tables show the key items of the Management Projections provided by the Company’s management (in millions).

Management Projections

Fiscal Year Ending December 31,

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
Product Revenue Barth	—	—	6.2	14.6	24.7	35.9	46.2	56.7	60.8	17.4	0.7	0.2	0.0	0.0	0.0	—	—	—	—	—	—	—
Product Revenue nPMM	—	—	—	1.6	21.1	42.4	69.0	96.9	122.8	39.3	1.5	0.4	0.1	0.0	0.0	—	—	—	—	—	—	—
Product Revenue DMD	—	—	—	—	—	—	—	19.4	45.8	18.3	0.8	0.2	0.0	0.0	0.0	—	—	—	—	—	—	—
Product Revenue dAMD	—	—	—	—	—	—	—	—	—	—	5.8	13.7	23.3	33.8	43.5	53.4	57.2	59.6	62.0	64.5	21.8	2.0
Product Revenue SBT-272	—	—	—	—	—	—	—	6.1	14.4	24.4	35.4	45.6	55.9	59.9	62.4	64.9	67.5	70.3	73.1	76.1	79.2	22.4
Licensing upfront Barth	0.5	—	0.2	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Licensing upfront nPMM	—	—	—	—	—	0.6	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Licensing upfront DMD	—	—	5.0	—	—	—	11.1	—	—	—	6.0	—	—	—	—	—	—	—	—	—	—	—
Licensing upfront dAMD	—	—	25.0	—	—	2.7	—	—	2.7	—	4.5	—	10.8	—	—	—	—	—	—	—	—	—
Licensing upfront SBT-272	—	—	5.0	—	—	2.5	—	4.0	—	—	4.0	—	—	—	—	—	—	—	—	—	—	—
Licensing Revenue Barth	—	—	—	0.4	0.6	0.9	1.1	1.4	1.5	0.4	0.0	0.0	0.0	0.0	0.0	—	—	—	—	—	—	—
Licensing Revenue nPMM	—	—	—	—	—	0.2	0.8	1.2	1.5	0.5	0.0	0.0	0.0	0.0	0.0	—	—	—	—	—	—	—
Licensing Revenue DMD	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0	0.0	—	—	—	—	—	—	—
Licensing Revenue dAMD	—	—	—	—	—	—	—	—	—	—	—	—	1.9	2.7	3.5	4.3	4.6	4.8	5.0	5.2	1.7	0.2
Licensing Revenue SBT-272	—	—	—	—	—	—	—	—	—	1.2	1.7	2.2	2.7	2.9	3.0	3.1	3.2	3.4	2.6	1.8	1.9	0.5
PRV Barth Revenue	—	—	30.0	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Net Revenue	$0.5	—	$71.4	$16.5	$46.4	$85.1	$128.2	$185.6	$249.4	$101.4	$60.4	$62.2	$94.7	$99.4	$112.4	$125.7	$132.6	$138.0	$142.7	$147.6	$104.6	$25.1

Net Revenue Change (%)		—	—	-76.9%	181.4%	83.3%	50.7%	44.8%	34.4%	-59.3%	-40.5%	3.1%	52.2%	5.0%	13.1%	11.8%	5.5%	4.1%	3.4%	3.4%	-29.1%	-76.0%

Cost of goods Sold	—	—	(0.2)	(0.4)	(1.1)	(2.3)	(4.3)	(7.8)	(10.3)	(3.4)	(0.9)	(1.6)	(2.4)	(3.4)	(4.3)	(5.2)	(5.5)	(5.8)	(6.0)	(6.2)	(3.7)	(1.0)
Commercial Expense	—	(3.5)	(12.2)	(24.5)	(36.4)	(38.4)	(40.3)	(48.9)	(50.7)	(32.5)	(22.4)	(21.8)	(17.3)	(10.3)	(10.0)	(9.7)	(9.4)	(9.2)	(10.8)	(11.2)	(8.1)	(1.9)
Research and Development(1)	(40.0)	(38.4)	(42.3)	(43.2)	(49.8)	(39.3)	(57.5)	(63.6)	(55.0)	(45.5)	(33.3)	(29.7)	(25.9)	(22.3)	(21.8)	(21.8)	(21.6)	(21.6)	(23.0)	(23.5)	(21.1)	(16.6)
General and Administrative(2)	(20.2)	(20.6)	(21.0)	(21.5)	(21.9)	(22.3)	(22.8)	(23.2)	(23.7)	(24.2)	(20.3)	(20.7)	(21.1)	(21.5)	(22.0)	(22.4)	(22.8)	(23.3)	(23.8)	(24.2)	(24.7)	(25.2)
Depreciation and Amortization	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1

Adjusted EBITDA(3)	($59.6)	($62.4)	($4.3)	($73.0)	($62.7)	($17.2)	$3.3	$42.1	$109.8	($4.1)	($16.4)	($11.4)	$28.0	$41.9	$54.4	$66.7	$73.3	$78.1	$79.2	$82.4	$47.0	($19.6)

Adjusted EBITDA Margin %(4)		—	-6.1%	-443%	-135%	-20.3%	2.6%	22.7%	44.0%	-4.1%	-27.2%	-18.4%	29.6%	42.2%	48.4%	53.1%	55.3%	56.6%	55.5%	55.8%	45.0%	-78.1%

(1)

Reflects an annual 10% decrease in costs post-launch of the Barth syndrome indication and a probability weighted adjustment starting in fiscal year 2032 taking into account the scenario that none of the indications are approved by fiscal year 2032.

(2)

Includes an assumed annual 2% growth rate starting in fiscal year 2023 and a probability-weighted adjustment starting in fiscal year 2032 taking into account the scenario that none of the indications are approved by fiscal year.

(3)	Adjusted EBITDA is defined by the Company’s management as earnings before interest, taxes, depreciation, and amortization.
(4)	Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by net revenue.

The financial projections set forth above should not be considered in isolation or in lieu of the Company’s operating and other financial information prepared in accordance with GAAP. See “Summary Financial Information” beginning on page 73.

For the foregoing reasons, as well as the bases and assumptions on which the financial projections and forecasts were compiled, the inclusion of specific portions of the financial projections and forecasts in this proxy statement should not be regarded as an indication that the Company, the Special Committee or the Stealth Board considers such financial projections or forecasts to be an accurate prediction of future events, and the projections and forecasts should not be relied on as such an indication.

The financial projections are forward-looking statements. For information on factors that may cause the Company’s future financial results to materially vary, see “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 2 and “Item 3. Key Information—D. Risk Factors” beginning on page 5 included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, incorporated by reference into this Transaction Statement.

NONE OF THE COMPANY OR ITS AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SHAREHOLDER OR OTHER PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE MANAGEMENT PROJECTIONS OR THAT PROJECTED RESULTS WILL BE ACHIEVED.

BY INCLUDING IN THIS SCHEDULE 13E SUMMARY OF ITS INTERNAL FINANCIAL PROJECTIONS, THE COMPANY UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAW.

Opinion of the Special Committee’s Financial Advisor

On July 31, 2022, Houlihan Lokey orally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated July 31, 2022) as to, as of such date, the fairness, from a financial point of view, to the holders of Ordinary Shares and the holders of ADSs, other than Parent, Merger Sub and their respective affiliates, of the Per Share Merger Consideration and the Per ADS Merger Consideration, respectively, to be received by such holders (other than Parent, Merger Sub and their respective affiliates) in the Merger pursuant to the Merger Agreement.

Houlihan Lokey’s opinion was furnished for the use of the Special Committee (in its capacity as such), and only addressed the fairness, from a financial point of view, to the holders of Ordinary Shares and the holders of ADSs, other than Parent, Merger Sub and their respective affiliates, of the Per Share Merger Consideration and the Per ADS Merger Consideration, respectively, to be received by such holders (other than Parent, Merger Sub and their respective affiliates) in the Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this Transaction Statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex A to this Transaction Statement and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Transaction Statement are intended to be, and do not constitute, advice or a recommendation to the Special Committee, the Stealth Board, any security holder or any other person as to how to act or vote with respect to any matter relating to the Merger or otherwise. Houlihan Lokey has consented to the summary of its opinion and related financial analyses in this Transaction Statement and the inclusion of the full text of its opinion as Annex A to this Transaction Statement.

In connection with its opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

1.	reviewed an execution version, dated July 31, 2022, of the Merger Agreement;

2.	reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;

3.

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including (a) for illustrative purposes, financial projections prepared by Company management relating to the Company’s future financial performance, as adjusted by probabilities of success provided by Company management for each of the Company’s applicable indications and assuming the Company would have sufficient capital to operate on a standalone basis in accordance with the Company business plan underlying such projections, which are referred to as the “Management Projections” and summarized in this Transaction Statement in the section, “Special Factors—Certain Financial Projections” beginning on page 47, and (b) a liquidation analysis prepared by Company management (the “Liquidation Analysis”);

4.

spoke with certain members of Company management and certain of the Company’s representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Merger and related matters, including, without limitation, such management’s views of the operational and financial risks and uncertainties attendant with not pursuing the Merger;

5.

reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant;

6.

reviewed a certificate addressed to Houlihan Lokey from senior Company management which contained, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Houlihan Lokey by or on behalf of the Company; and

7.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, Company management advised Houlihan Lokey, and Houlihan Lokey assumed, that (i) the Management Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, assuming the Company would have sufficient capital to operate on a standalone basis in accordance with the Company business plan underlying such projections, and (ii) the Liquidation Analysis was reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future results of any liquidation of the Company. See pages 13 through 16 of Exhibit (c)(2) of this Transaction Statement for a description of the Liquidation Analysis. Houlihan Lokey expressed no opinion with respect to the Management Projections, the Liquidation Analysis or the respective assumptions on which they were based. Houlihan Lokey also relied upon, without independent verification, the assessments of Company management as to the Company’s existing and future technology, products, services and the validity and marketability of, and risks associated with, such technology, products and services (including, without limitation, development, testing and marketing of such technology, products and services; the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof; and the life of all relevant patents and other intellectual and other property rights associated with such technology, products and services), and Houlihan Lokey assumed, at the Special Committee’s direction, that there would be no developments with respect to any such matters that would adversely affect Houlihan Lokey’s analyses or opinion.

The Company advised Houlihan Lokey, and at the Special Committee’s direction Houlihan Lokey relied upon and assumed, that (i) the independent auditors of the Company’s audited financial statements raised substantial doubt in the fiscal year 2021 audit about the ability of the Company to continue as a going concern, (ii) the Company was experiencing significant recurring losses from operations since inception and expected continuing operating losses for the foreseeable future, (iii) the Company’s Venture Loan and Security Agreement with Horizon Technology Finance (the “Horizon Loan Agreement”) included a minimum cash balance requirement, which the Company expected it would violate in the second half of fiscal year 2022, unless it was able to obtain additional financing, (iv) Nasdaq notified the Company that, based upon the Company’s continued non-compliance with certain listed securities requirements, the Company’s securities would be delisted from Nasdaq, if the Company did not regain compliance with such requirements, (v) the Company had been unable to comply with such requirements, but requested a hearing before the Nasdaq Hearings Panel, which temporarily stayed any further action by Nasdaq to delist the Company’s securities, (vi) without either raising additional capital, which the Company had been, and expected it would be, unable to raise on terms acceptable to the Company, or converting current liabilities into equity, which the Company had been, and expected it would be, unable to negotiate on terms acceptable to the Company, the Company did not expect to be able to regain compliance with Nasdaq’s securities listing requirements, and following the expected termination or expiration of the stay, the Company’s securities would be delisted, (vii) the delisting of the Company’s securities could constitute a default under the Horizon Loan Agreement; (viii) the Company’s inability to fund its programs in accordance with the Company’s Development Funding Agreement (the “Development Funding Agreement”) with Morningside could give rise to a termination of the Development Funding Agreement; (ix) even in the absence of a default under the Horizon Loan Agreement or a termination of the Development Funding Agreement, (a) given the Company’s current cash position and anticipated cash needs for continuing operating activities, the Company anticipated that it would exhaust its remaining cash resources sometime during the fourth quarter of fiscal year 2022, and (b) the Company expected it would not be able to obtain equity or debt financing sufficient for the continuing operations of the Company on terms acceptable to the Company prior to the date that it would exhaust its remaining cash resources, and (x) absent the proposed Merger, the Company believed that it would have no alternative other than to liquidate and that upon any such liquidation of the Company, if the holders of Ordinary Shares or ADSs received any recovery, such recovery would be materially less on a per-Ordinary Share basis, or on a per-ADS basis, than the Per Share Merger Consideration, or the Per ADS Merger Consideration, respectively, to be received by such holders, other than Parent, Merger Sub and their respective affiliates, in the Merger pursuant to the Merger Agreement.

Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. The Company advised Houlihan Lokey, and Houlihan Lokey at the Special Committee’s direction relied upon and assumed, that (i) the Management Projections, which were prepared by Company management assuming the

Company would be able to obtain financing in an amount sufficient to fund the Company’s operations, were illustrative only, due to the Company’s current financial condition and prospects, and (ii) Houlihan Lokey should use and rely only upon the Liquidation Analysis for purposes of its analyses or opinion. In addition, because of the Company’s current financial condition and prospects, Houlihan Lokey did not rely upon a review of companies with publicly traded equity securities or a review of the publicly available financial terms of business combination transactions, as those analyses were not deemed relevant.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments referred to therein were true and correct, (b) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger would be satisfied without waiver thereof, and (d) the Merger would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Merger would be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Company or the Merger that would be material to Houlihan Lokey’s analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any respect from the draft of the Merger Agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey was, however, provided a copy of the Liquidation Analysis, and Houlihan Lokey relied upon and assumed, without independent verification, that the assumptions, estimates and conclusions contained therein accurately reflected the outcome in the event of an orderly liquidation of the Company. If the assumptions, estimates, and conclusions set forth in said analysis are not accurate, the conclusions set forth in Houlihan Lokey’s opinion could be materially affected. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company was or may have been a party or was or may have been subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions with, or solicit any indications of interest from, third parties with respect to the Merger, the securities, assets, business or operations of the Company or any other party, or any alternatives to the Merger, or (b) advise the Special Committee, the Stealth Board or any other party with respect to alternatives to the Merger. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. As the Special Committee was aware, the credit, financial and stock markets had been experiencing unusual volatility and Houlihan Lokey expressed no opinion or view as to any potential effects of such volatility on the Merger, and its opinion did not purport to address potential developments in any such markets. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. Houlihan Lokey did not express any opinion as to the price or range of prices at which Ordinary Shares or ADSs could be purchased or sold, or otherwise be transferable, at any time.

Houlihan Lokey’s opinion was furnished for the use of the Special Committee (in its capacity as such) in connection with its evaluation of the Merger and may not be used for any other purpose without Houlihan

Lokey’s prior written consent. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Special Committee, the Stealth Board, the Company, any security holder or any other party as to how to act or vote with respect to any matter relating to the Merger or otherwise.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Special Committee, the Stealth Board, the Company, its security holders or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Merger or otherwise (other than the Per Share Merger Consideration and the Per ADS Merger Consideration, in each case to the extent expressly specified in its opinion), including, without limitation, any fee payable on cancellation of the ADSs, (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of its opinion, (iv) the relative merits of the Merger as compared to any alternative business strategies or transactions that might have been available for the Company or any other party, (v) the fairness of any portion or aspect of the Merger to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Merger, (vii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger, any class of such persons or any other party, relative to the Per Share Merger Consideration, the Per ADS Merger Consideration or otherwise. Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. Houilhan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Special Committee, on the assessments by the Special Committee, the Stealth Board, the Company, Parent and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to the Company, the Merger or otherwise.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, business or transaction used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company or the proposed Merger and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the projections and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Special Committee and the Stealth Board in evaluating the proposed Merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Merger Consideration or of the views of the Special Committee, the Stealth Board or management with respect to the Merger or the Merger Consideration. The type and amount of consideration payable in the Merger were determined through negotiation between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Special Committee and the Stealth Board.

Financial Analyses

Overview. The Company advised Houlihan Lokey, and Houlihan Lokey at the Special Committee’s direction relied upon and assumed, that (i) the Management Projections, which were prepared by Company management assuming the Company would be able to obtain financing in an amount sufficient to fund the Company’s operations, were illustrative only, due to the Company’s current financial condition and prospects, and (ii) Houlihan Lokey should use and rely only upon the Liquidation Analysis for purposes of its analyses and opinion. As a result, in reaching its conclusions in the opinion, Houlihan Lokey did not rely upon a discounted cash flow analysis, though it did perform an illustrative discounted cash flow analysis for informational purposes. In addition, because of the Company’s current financial condition and prospects, Houlihan Lokey did not rely upon a review of companies with publicly traded equity securities or a review of the publicly available financial terms of business combination transactions, as those analyses were not deemed relevant.

Liquidation Analysis. Houlihan Lokey reviewed and considered the Liquidation Analysis prepared by management of the Company and noted that the estimates resulted in an aggregate shortfall ranging from approximately ($195.0 million) to ($46.9 million), implying a value of $0.00 per Ordinary Share and $0.00 per ADS, as compared to the Per Share Merger Consideration and the Per ADS Merger Consideration in the Merger pursuant to the Merger Agreement of $0.03125 per Ordinary Share and $0.375 per ADS, respectively.

Illustrative Discounted Cash Flow Analysis. Solely for informational purposes, Houlihan Lokey performed an illustrative discounted cash flow analysis of the Company based on the Management Projections, which were provided through December 31, 2044 (with projected revenue ceasing during the year ending December 31, 2043). Houlihan Lokey applied discount rates ranging from 15.0% to 20.0% and no terminal value. The illustrative discounted cash flow analysis indicated an illustrative implied shortfall ranging from approximately ($160.6 million) to ($138.8 million), implying a value of $0.00 per Ordinary Share and $0.00 per ADS, as compared to the Per Share Merger Consideration and the Per ADS Merger Consideration in the Merger pursuant to the Merger Agreement of $0.03125 per Ordinary Share and $0.375 per ADS, respectively.

Other Matters

Houlihan Lokey was engaged by the Special Committee to act as its financial advisor in connection with the proposed Merger. The Special Committee engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings and financial restructurings. Pursuant to Houlihan Lokey’s engagement by the Special Committee, Houlihan Lokey is entitled to a fee of $1,450,000 for its services, of which $925,000 became payable upon or prior to the rendering of its opinion to the Special Committee, $75,000 is payable on August 23, 2022, and $450,000 is contingent upon the consummation of the Merger. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, Morningside or any other party that may be involved in the Merger and their respective affiliates or security holders or any currency or commodity that may be involved in the Merger.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, Morningside or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, Morningside (collectively, with Morningside, the “Morningside Group”), other participants in the Merger or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of Houlihan Lokey’s and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Morningside, other participants in the Merger or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with members of the Morningside Group, other participants in the Merger or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, Morningside, members of the Morningside Group, other participants in the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Copies of the opinion of Houlihan Lokey rendered to the Special Committee on July 31, 2022 and the discussion materials reviewed and discussed with the Special Committee by representatives of Houlihan Lokey on July 31, 2022 have been attached as Exhibits (c)(1) and (c) (2), respectively, to this Transaction Statement. These materials will be available for any interested shareholder of the Company (or any representative of a shareholder who has been so designated in writing) to inspect and copy at the Company’s principal executive offices during regular business hours.

Other Presentations by Financial Advisor to the Special Committee

Houlihan Lokey also made a written and oral presentation to the Special Committee on July 14, 2022, which included the Management Projections (for information regarding the Management Projections, see “Special Factors—Certain Financial Projections” on page 47) and a preliminary illustrative discounted cash flow analysis of the Company based on the Management Projections. The preliminary illustrative discounted cash flow analysis of the Company reviewed with the Special Committee by Houlihan Lokey on July 14, 2022 and included in the July 14, 2022 materials was consistent with the illustrative discounted cash flow analysis of the Company reviewed with the Special Committee by Houlihan Lokey on July 31, 2022 and summarized above, but was based on market, economic and other conditions as they existed as of July 14, 2022 as well as other information that was available at such time. A copy of the discussion materials reviewed and discussed with the Special Committee by representatives of Houlihan Lokey on July 14, 2022 has been attached as Exhibit (c)(3) to this Transaction Statement.

Houlihan Lokey also made a written and oral presentation to the Special Committee on July 17, 2022, which included a preliminary liquidation analysis prepared by Company management. The preliminary liquidation analysis reviewed with the Special Committee by Houlihan Lokey on July 17, 2022 and included in the July 17, 2022 materials was consistent with the Liquidation Analysis of the Company reviewed with the Special Committee by Houlihan Lokey on July 31, 2022 and summarized above, but was based on market, economic and other conditions as they existed as of July 17, 2022 as well as other information that was available at such time. A copy of the discussion materials reviewed and discussed with the Special Committee by representatives of Houlihan Lokey on July 17, 2022 has been attached as Exhibit (c)(4) to this Transaction Statement.

The July 14, 2022 written presentation and the July 17, 2022 written presentation, which were also discussed with the Special Committee on July 25, 2022, will be available for any interested shareholder of the Company (or any representative of a shareholder who has been so designated in writing) to inspect and copy at the Company’s principal executive offices during regular business hours. Such other written and oral presentations by Houlihan Lokey, alone or together, did not constitute an opinion of Houlihan Lokey.

Buyer Group’s Reasons for the Merger

Under the rules governing going-private transactions, each member of the Buyer Group is deemed to be engaged in a going private transaction and, therefore, required to express his, her or its reasons for the Merger to the Company’s unaffiliated shareholders and ADS holders, as defined in Rule 13e-3 of the Exchange Act. Each member of the Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For the Buyer Group, the purpose of the Merger is to enable the Buyer Group to acquire, directly or indirectly, 100% control of the Company in a transaction in which the Company’s security holders (other than the holders of the Continuing Shares) will be cashed out in exchange for the Per Share Merger Consideration and the Per ADS Merger Consideration, as applicable so that the Buyer Group will benefit from the rewards and bear the risks of sole ownership of the Company after the Merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. In addition, the Merger will allow members of the Buyer Group which are currently shareholders of the Company to maintain a significant portion of their investment in the Company as well as allow Parent to sell some of its interest in the Company with respect to Ordinary Shares that it holds that are not deemed Continuing Shares as of immediately prior to the Effective Time, while maintaining control of the Surviving Company following the completion of the Merger, as further described in this Schedule 13E-3 under the section entitled “Special Factors—Interests of Certain Persons in the Merger—Interests of the Buyer Group.” The Buyer Group believes that the operating environment has changed significantly since the Company’s initial public offering, and that, as a privately held company, the Company will have greater flexibility to focus on addressing the challenges to the Company’s long-term profitability without the constraints caused by the public equity market’s valuation of the Company and emphasis on short-term period-to-period performance.

These changes have increased the uncertainty and volatility inherent in the business models of companies similar to the Company. As a result, the Buyer Group is of the view that there is potential for considerably greater short and medium-term volatility in the Company’s earnings. Responding to current market challenges will require tolerance for volatility in the performance of the Company’s business and a willingness to make business decisions focused on improving the Company’s long-term profitability. The Buyer Group believes that these strategies would not be effectively implemented if the Company were to continue to be publicly traded in the United States. Following the Merger, the Company’s management will have greater flexibility to focus on improving long-term profitability without the pressures exerted by the U.S. public market’s valuation of the Company and the emphasis on short-term period-to-period performance.

As a privately held company, the Company will be relieved of many of the other expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002. The need for the management of the Company to be responsive to Unaffiliated Security Holders’ concerns and to engage in an ongoing dialogue with Unaffiliated Security Holders can distract from management’s time and attention to the effective operation and improvement of the business.

In the course of considering the going-private transaction, the Buyer Group did not consider alternative transaction structures. The Buyer Group believed the Merger was the most direct and effective way to enable the Buyer Group to acquire ownership and control of the Company.

Effects of the Merger on the Company

Memorandum and Articles of Association; Management

If the Merger is completed, the current memorandum and articles of association of the Company will be replaced in their entirety by the amended and restated memorandum and articles of association in the form attached to the Plan of Merger, which are substantially identical to the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time (except that, at the Effective Time, (i) if necessary, references therein to the authorized share capital of the Surviving Company will be amended to refer to the authorized capital of the Surviving Company as approved in the Plan of Merger and (ii) the memorandum and articles of association of the Surviving Company will contain provisions no less favorable with respect to exculpation and indemnification of directors and officers than are set forth in the current memorandum and articles of association of the Company). In addition, the directors of Merger Sub immediately prior to the Effective Time will become the directors of the Surviving Company and the officers of the Company immediately prior to the Effective Time will become the officers of the Surviving Company.

Company Privately Held; Delisting from Nasdaq; Termination of SEC Registration

ADSs representing Ordinary Shares are currently listed on Nasdaq under the symbol “MITO.” It is expected that, following the consummation of the Merger, the Company will cease to be a publicly traded company and will instead become a private company beneficially owned by Parent. Following the completion of the Merger, ADSs will cease to be listed on any securities exchange or quotation system, including Nasdaq, and price quotations with respect to sales of the ADSs in the public market will no longer be available. In addition, registration of the ADSs and the underlying Ordinary Shares under the Exchange Act may be terminated upon the Company’s application to the SEC if the Ordinary Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Ordinary Shares. Ninety days after the filing of Form 15 in connection with the completion of the Merger or such shorter period as may be determined by the SEC, registration of the ADSs and the underlying Ordinary Shares under the Exchange Act will be terminated, and the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the U.S. federal securities laws, including the Sarbanes-Oxley Act of 2002, applicable to public companies. The Company estimates that the cost of complying with U.S. federal securities laws, including the Sarbanes-Oxley Act of 2002, totaled approximately US$4.7 million and US$4.9 million for the years ended December 31, 2020 and December 31, 2021, respectively. As a result of no longer being required to make SEC filings, the Company will no longer incur such costs and expenses. After the completion of the Merger, the Company’s shareholders will no longer enjoy the rights or protections that the U.S. federal securities laws provide, including reporting obligations for directors, officers and principal securities holders of the Company. Furthermore, following the completion of the Merger, the ADS program will terminate.

Upon completion of the Merger, each issued and outstanding Ordinary Share and ADS (other than the Continuing Shares, Excluded Shares and the Dissenting Shares), will be cancelled in exchange for the right to receive the Per Share Merger Consideration and the Per ADS Merger Consideration (less up to US$0.05 per ADS cancellation fees payable pursuant to the terms of the Deposit Agreement), respectively, in cash, without interest and net of any applicable withholding taxes. As a result, current shareholders and ADS holders of the Company, other than Parent, will no longer have any equity interest in, or be shareholders or ADS holders of, the Company upon completion of the Merger. As a result, the Company’s shareholders and ADS holders, other than Parent, will not have the opportunity to participate in the earnings and growth of the Company and they will not have the right to vote on corporate matters. Similarly, the Company’s current shareholders and ADS holders, other than Parent, will not be exposed to the risk of loss in relation to their investment in the Company.

Primary Benefits and Detriments of the Merger

Benefits of the Merger to Unaffiliated Security Holders

The primary benefits of the Merger to the Company’s Unaffiliated Security Holders include, without limitation, the following:

•

their receipt following the completion of the Merger of US$0.375 per ADS (less up to $US0.05 per ADSs cancellation fees payable pursuant to the terms of the Deposit Agreement), or US$0.03125 per Ordinary Share, in cash, in exchange for the cancellation of their ADSs and Ordinary Shares, representing a premium of approximately 34.4% over the closing price of US$0.2790 per ADS on June 24, 2022, the last trading day prior to the Company’s announcement on June 27, 2022 that the

Stealth Board had received the going-private proposal, and a premium of 43.9% over the average closing price of the Company’s ADSs during the 30 trading days through June 24, 2022, which was $US0.2606; and

•	they will no longer be subject to the risk of volatility in the market prices for ADSs.

Detriments of the Merger to Unaffiliated Security Holders

Detriments of the Merger to Unaffiliated Security Holders include:

•

they will no longer have any interest in the Company and as a result will not benefit from any future growth in the revenues, profitability, or overall value of the Company, and will not be entitled to receive any dividends that the Company might pay on its equity shares in the future; and

•

the receipt of cash pursuant to the Merger will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. As a result, a U.S. Holder of the Ordinary Shares or ADSs who receives cash in exchange for all of such U.S. Holder’s Ordinary Shares or ADSs in the Merger generally will be required to recognize gain as a result of the Merger for U.S. federal income tax purposes if the amount of cash received exceeds such U.S. Holder’s aggregate adjusted tax basis in such Ordinary Shares. See “Special Factors—Material U.S. Federal Income Tax Consequences.”

Benefits of the Merger to the Company’s Directors and Executive Officers

Benefits of the Merger to the Company’s directors and executive officers include:

•

continued indemnification rights, rights to advancement of fees, and directors and executive officers liability insurance, which will continue to be provided to the existing directors and officers of the Company following the completion of the Merger. See “Summary—the Merger Agreement and the Plan of Merger—Indemnification; Directors’ and Officers’ Insurance” of this Transaction Statement; and

•	the planned continuation of service of the executive officers of the Company in positions that are substantially similar to their current positions.

Detriments of the Merger to the Company’s Directors and Executive Officers

The primary detriments of the Merger to the Company’s directors and officers include, without limitation, the following:

•

directors and executive officers who currently hold ADSs or Ordinary Shares will no longer hold those ADSs or Ordinary Shares and as a result will not benefit from any future growth in the revenues, profitability, or overall value of the Company, and will not be entitled to receive any dividends that the Company might pay on its equity shares in the future; and

•

directors’ and executive officers’ receipt of cash pursuant to the Merger will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws.

Benefits of the Merger to the Buyer Group

Benefits of the Merger to the Buyer Group include the following:

•

the Buyer Group, as the beneficial owner of all of the Company’s outstanding equity after the Merger, will benefit from any future growth in the revenues, profitability, or overall value of the Company, and will be entitled to receive all of any dividends that the Company might pay on its equity shares in the future;

•	the Company will have more freedom to focus on long-term strategic planning;

•

Parent and the Company will be able to adjust strategies for the Company, including expenditures and exploring new or different initiatives, without the public market scrutiny and analysts’ quarterly expectations to which the Company is currently subject as a stand-alone publicly-traded company; and

•

the costs and administrative burdens associated with the Company’s status as a U.S. publicly-traded company, including the costs associated with regulatory filings and compliance requirements, will be reduced.

Detriments of the Merger to the Buyer Group

The primary detriments of the Merger to the Buyer Group include the following:

•	risks associated with any legal or regulatory proceedings against the Company will be borne by the Buyer Group;

•	the business risks facing the Company will be borne by the Buyer Group;

•	it will be subject to the risks of the Company’s experiencing decreased revenues and profitability in the future; and

•

the benefits of there being a trading market for the Company’s shares of equity capital, including the use of the Company’s publicly-traded equity as currency in acquisitions or to incentivize key employees, will no longer be available.

Effect of the Merger on the Company’s Net Book Value and Net Income

The table below sets out the indirect interest in the Company’s net book value and net earnings for the Buyer Group before and after the Merger, based on the historical net book value and net earnings of the Company as of December 31, 2021 and for the fiscal year ended December 31, 2021.

	Ownership Prior to the Merger(1)				Ownership After the Merger
	Net Book Value		Net Earnings		Net Book Value		Net Earnings
Name	US$’000%		US$’000%		US$’000%		US$’000%
Morningside Venture (I) Investments Limited	(26,484)	58.5%	(30,712)	58.5%	(39,127)	86.4%	(45,374)	86.4%
Seasons Pioneer Investments Limited	(2,005)	4.4%	(2,325)	4.4%	(2,005)	4.4%	(2,325)	4.4%
Equal Talent Investments Limited	(1,002)	2.2%	(1,162)	2.2%	(1,002)	2.2%	(1,162)	2.2%
J. Wood Capital Advisors LLC	—	0.0%	—	0.0%	(3,161)	7.0%	(3,666)	7.0%

Total	(29,491)	65.1%	(34,199)	65.1%	(45,295)	100%	(52,527)	100%

(1)	Ownership percentages are based on 882,629,602 Ordinary Shares outstanding as of October 7, 2022.

Plans for the Company after the Merger

The Buyer Group anticipates that the Company’s operations will be conducted after the Merger substantially as they are currently being conducted, except that the Company will no longer be a publicly-traded company and will instead be directly owned by Parent and the holders of the Continuing Shares and beneficially owned by the Buyer Group.

The Buyer Group currently has no plans or proposals, other than as contemplated by the Merger Agreement and the Plan of Merger with respect to the Merger and the related transactions as described in this Transaction Statement, that would result in an extraordinary corporate transaction involving the Company’s corporate structure, business, or management, such as a merger, reorganization, liquidation, relocation of any material operations, or sale or transfer of a material amount of assets. However, following the Effective Time, the Buyer Group will continue to evaluate the Company’s entire business and operations from time to time, and undertake various initiatives regarding the Company which it considers to be in the best interests of the Buyer Group as the beneficial owner of the Company’s equity capital, including the disposition or acquisition of material assets, alliances, joint ventures, and other forms of cooperation with third parties or other extraordinary transactions. The Buyer Group also expects to raise additional capital for the Company’s general working capital purposes. At this time, however, no actual agreement or understanding as to the particulars of the abovementioned plans has been determined or agreed upon.

Alternatives to the Merger

The Special Committee noted that (i) Morningside and its affiliates form part of the Buyer Group and beneficially own approximately 72.2% of the combined total of the Company’s outstanding Ordinary Shares, on a fully-diluted basis, and control approximately 65.1% of the total voting power in the Company, indicated to the Stealth Board that they were interested only in pursuing the transaction outlined in the Initial Proposal and was not interested in selling their Ordinary Shares in the Company or in participating in any other transaction involving the Company, (ii) the Initial Proposal had been publicly announced on June 27, 2022 and was therefore known to the market in general, and would continue to be known to the market through and after the execution of the Merger Agreement and (iii) the fact that, since the announcement of the proposed transaction, no person other than the members of the Buyer Group has contacted the Company or the Special Committee expressing an interest in exploring an alternative transaction with the Company, the Special Committee determined that there was no viable alternative transaction to the proposed sale of the Company to the Buyer Group. Taking these considerations into account, the Special Committee decided that reaching out to third parties to assess their interest in an alternative transaction would be futile and would not be in the best interests of the Company. Since the Company’s receipt of the Initial Proposal on June 24, 2022, the Company has not received any actionable offer from any third party for a merger or consolidation of the Company with another company, the sale or transfer of all or substantially all of the Company’s assets, or the purchase of all of the Company’s Ordinary Shares, or a sufficient number of Ordinary Shares to enable such third party to exercise control of or significant influence over the Company.

The Special Committee also considered the advisability of rejecting the Initial Proposal and allowing the Company to remain as a publicly-traded company. However, based on the considerations set forth in “Special Factors—Reasons for the Merger and Position of the Special Committee and the Stealth Board,” the Special Committee concluded that remaining as a public company would be less favorable than the Merger as a means to enhance the value of Unaffiliated Security Holders’ interests in the Company.

Effects on the Company if the Merger Were Not Completed

The Company is not currently aware of any reason why the Merger will not be completed as contemplated by the Merger Agreement. If the Merger were not completed for any reason, however, Unaffiliated Security Holders would not receive the Per ADS Merger Consideration or Per Share Merger Consideration that is contemplated by the Merger Agreement and the Plan of Merger. Instead, the Company would remain a publicly-traded company and ADSs would continue to be listed and traded on Nasdaq for so long as the Company continued to meet Nasdaq’s listing requirements. Unaffiliated Security Holders would therefore continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of ADSs and the Ordinary Shares. The effect of these risks and opportunities on the future value of Unaffiliated Security Holders’ ADSs and the Ordinary Shares cannot be predicted with any certainty. There is also a risk that the market price of ADSs would decline if the Merger were not completed, based on an assumption that the current market price reflects an expectation on the part of investors that the Merger will be completed.

If the Merger were not completed for any reason, the Stealth Board could be expected from time to time thereafter to evaluate and review the business, operations, dividend policy, and capitalization of the Company and make such changes as it deemed appropriate. If the Merger were not completed for any reason, it is possible that no other comparable transaction acceptable to the Company would be offered, and that the Company’s business, prospects, and results of operations would be adversely affected.

The Company’s ADSs are currently listed for quotation on the Nasdaq Global Market and the Company is required to meet specified financial requirements in order to maintain its listing on the Nasdaq Global Market. These requirements include maintaining a minimum bid price of at least $1.00 per share for the ADSs, which is referred to as the Bid Price Rule, maintaining a minimum market value of listed securities, or the MVLS, of $50,000,000 and maintaining a minimum market value of publicly held shares, or the MVPHS, of $15,000,000. On January 4 and 5, 2022, and on February 14, 2022, the Company received deficiency letters from the Listings Qualifications Department of Nasdaq notifying that it was not in compliance with the Bid Price Rule, the MVLS and the MVPHS, respectively.

The Company was provided an initial period of 180 calendar days, for each such deficiency, or until July 5, 2022 and August 10, 2022, to regain compliance with the applicable requirement. The Company did not regain compliance with the Bid Price Rule, MVLS and MVPHS by the applicable compliance date. On July 7, 2022, the Company received another letter from Nasdaq notifying the Company that, based upon the Company’s continued non-compliance with the Bid Price Rule and MVLS requirements, the Company’s securities would be delisted from Nasdaq unless the Company timely requests a hearing before the Panel. The Company requested a hearing before the Panel, which was held on August 11, 2022. On August 18, 2022, the Company was advised by Nasdaq that it has been granted an exception until November 30, 2022, subject to the completion of a going-private transaction and simultaneous voluntary delisting of its securities from Nasdaq. Any potential delisting of the ADSs from the Nasdaq Global Market and/or the Nasdaq Capital Market would make it more difficult for the holders of the ADSs to sell the Company’s securities in the public market and would likely result in decreased liquidity and increased volatility for the ADSs.

Financing of the Merger Consideration and Related Expenses

See “Summary—Financing of the Merger.” Financing of the Merger Consideration and related expenses is not a condition under the Merger Agreement to the obligations of Merger Sub and Parent to complete the Merger.

Interests of Certain Persons in the Merger

The Buyer Group and the Company’s directors and executive officers have interests in the Merger and related transactions that are different from the interests of Unaffiliated Security Holders. The Special Committee and the Stealth Board were aware of such interests and considered them in reaching their decisions to authorize and approve the Merger Agreement, the Plan of Merger and the related transactions contemplated by the Merger Agreement.

Interests of the Buyer Group

Following the completion of the Merger, Parent and its affiliates will have beneficial ownership of 100% of the outstanding equity share capital in the Company. As a result, following the Merger, Parent and its affiliates will benefit from any future growth in the revenues, profitability, or overall value of the Company, and will be entitled to receive all of any dividends that the Company might pay on its equity shares in the future, and will bear the burden of any future losses of the Company. Unaffiliated Security Holders will not be able to enjoy any such future benefits, but also will not bear the burden of any such future losses. In addition, Parent will be able to benefit from the elimination of the Company’s costs and burdens associated with being a public company, such as the burden and expense of reporting and other disclosure requirements of the Exchange Act, including requirements to file with or furnish to the SEC an Annual Report on Form 20-F, Forms 6-K, and other reports. The Company has estimated that no longer being subject to such requirements will result in a saving of direct costs of approximately $4.9 for the first year following the completion of the Merger, and commensurate cost savings thereafter. Unaffiliated Security Holders will not be able to share the benefit of any such cost savings.

The Buyer Group will also be able to benefit from any enhancement in the Company’s value following the completion of the Merger that may result from the Company having more freedom to focus on long-term strategic planning and being able to adjust strategies for the Company, including incurring expenditures and exploring new or different initiatives, without the public market scrutiny and analysts’ quarterly expectations to which the Company is currently subject as a stand-alone publicly-traded company.

See “Special Factors—Primary Benefits and Detriments of the Merger—Benefits of the Merger to the Buyer Group.”

Interests of Directors and Officers

See “Interests of the Company’s Directors and Executive Officers in the Merger” on page 22, and “Special Factors—Primary Benefits and Detriments of the Merger—Benefits of the Merger to the Company’s Directors and Executive Officers” beginning on page 60.

Related Party Transactions

For a description of the Company’s related party transactions during the past two years, please see “Item 7. Major Shareholders and Related Party Transactions” included in the Company’s Annual Report on Form 20-F for the fiscal years ended December 31, 2021 and 2020, incorporated by reference into this Schedule 13E-3. Please see “Where You Can Find More Information” beginning on page 79 for a description of how to obtain a copy of the Company’s Annual Report on Form 20-F.

On April 10, 2022, the Company entered into the Morningside Purchase Agreement with Morningside, pursuant to which the Company issued and sold to Morningside 95,712,096 Ordinary Shares and a warrant to purchase up to 63,169,980 Ordinary Shares for an aggregate purchase price of $5.0 million.

Except for the transactions described above and under “Item 7. Major Shareholders and Related Party Transactions” included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and incorporated by reference above under this caption titled “Related Party Transactions” or the arrangements in connection with the Merger discussed elsewhere in this Schedule 13E-3, during the past two years (i) there were no negotiations, transactions or material contacts between the Company and its affiliates, on the one hand, and any member of the Buyer Group, on the other hand, concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Company’s securities; election of the Company’s directors or sale or other transfer of a material amount of assets of the Company; (ii) the Company and its affiliates did not enter into any other transaction with an aggregate value exceeding 1% of the Company’s consolidated revenues with any member of the Buyer Group, and (iii) none of the Company’s executive officers, directors or affiliates that is a natural person entered into any transaction during the past two years with an aggregate value (in respect of such transaction or series of similar transactions with that person) exceeding US$60,000 with any member of the Buyer Group.

Fees and Expenses

Fees and expenses incurred or to be incurred by the Company and the Buyer Group in connection with the Merger are estimated at the date of this Transaction Statement and set forth in the table below. Such fees are subject to change pending completion of the Merger.

Description	Amount
Legal fees and expenses	$1,700,000
Financial advisory fees and expenses	$1,550,000
Filing Fees	$3,654
Miscellaneous fees and expenses (including accounting, printing, proxy solicitation and mailing)	$1,107,000

Total	$4,360,654

These fees and expenses will not reduce the amount of the Merger Consideration that will be received by Unaffiliated Security Holders. The party incurring any costs and expenses in connection with the Merger will pay those costs and expenses.

Litigation Related to the Merger

The Company and the Buyer Group are not aware of any legal proceedings challenging the Merger Agreement, the Plan of Merger, the Merger, or any of the related transactions.

Accounting Treatment of the Merger

Upon the completion of the Merger, the Company will no longer be a publicly-traded company. The Merger is expected to be accounted for as a business combination in accordance with Accounting Standards Codification 805 “Business Combinations,” initially at the fair value of the Company as of the Effective Time.

Regulatory Matters

The Company and the Buyer Group do not believe that any material regulatory approvals, filings, or notices are required in connection with the Merger other than (i) the filings and notices required under the U.S. federal securities laws, (ii) the giving of the Plan of Merger to every registered shareholder of each of the Company and Merger Sub prior to the Effective Time, (iii) the registration of the Plan of Merger and supporting documentation as specified in the Cayman Islands Companies Act with the Cayman Registrar, (iv) the giving of a copy of the certificate of merger to the shareholders and creditors of each of the Company and Merger Sub, and (iv) notification of the Merger being published in the Cayman Islands Government Gazette.

Shareholder Vote Required to Authorize the Plan of Merger and the Merger

In order for the Merger to be completed the Merger Agreement, the Plan of Merger and the Transactions, including the Merger must be authorized and approved by a special resolution of the Company’s shareholders, which requires an affirmative vote of shareholders representing two-thirds or more of the votes attaching to the Ordinary Shares (including Ordinary Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting.

Pursuant to the Voting Agreement, Morningside and its affiliates, which as of the date of this Schedule 13E-3 owns in the aggregate 574,659,307 Ordinary Shares representing approximately 65.1% of the issued and outstanding Ordinary Shares of the Company, has agreed, among other things, to vote or cause to be voted all of the Ordinary Shares it or its affiliates owns in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. The Company’s directors and officers own in the aggregate 5,289,912 Ordinary Shares (including Ordinary Shares represented by ADSs) representing approximately 0.6% of the voting power of the issued and outstanding Ordinary Shares of the Company. Although not obligated to do so, each of the Company’s directors and officers has informed the Company that they intend to vote their shares in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger; assuming as much, based on the number of Ordinary Shares issued and outstanding and entitled to vote as of the Share Record Date, Morningside’s compliance with its voting undertaking in the Voting Agreement assures that a quorum will be present at the extraordinary general meeting and, assuming less than 870,811,111 Ordinary Shares are represented at the extraordinary general meeting, approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, without the support of any Unaffiliated Security Holders. Assuming all of Ordinary Shares issued and outstanding and entitled to vote as of the Share Record Date are present either in person or by proxy at the extraordinary general meeting, 8,411,674 Ordinary Shares held by Unaffiliated Security Holders (i.e. after taking into account the shares held by Morningside and its affiliates and the shares held by the Company’s directors and executive officers) would need to be cast in favor of Proposal 1 and Proposal 2 to approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

Dissenters’ Rights

A dissenting shareholder of the Company is entitled to payment of the fair value of its, his or her Ordinary Shares upon dissenting from the Merger in accordance with Section 238 of the Cayman Islands Companies Act.

The valid exercise of your dissenters’ rights will preclude the exercise of any other rights by virtue of holding Ordinary Shares in connection with the Merger, other than the right to participate fully in proceedings to determine the fair value of Ordinary Shares held by such persons and to seek relief on the grounds that the Merger is void or unlawful. To exercise your dissenters’ rights, the following procedures must be followed:

•

You must give written notice of objection (the “Notice of Objection”) to the Company prior to the shareholder vote to authorize the Plan of Merger. The Notice of Objection must include a statement that you propose to demand payment for your Ordinary Shares if the Merger is authorized by the vote at the extraordinary general meeting.

•

Within 20 days immediately following the date on which the vote approving the Merger is made, the Company must give written notice of the authorization (“Approval Notice”) to all dissenting shareholders who have served a Notice of Objection.

•

Within 20 days immediately following the date on which the Approval Notice is given (the “Dissent Period”), any dissenting shareholder who elects to dissent must give a written notice of its, his or her decision to dissent (a “Notice of Dissent”) to the Company stating its, his or her name and address and the number and class of the Ordinary Shares with respect to which it, he or she dissents and demanding payment of the fair value of its, his or her Ordinary Shares. A dissenting shareholder must dissent in respect of all the Ordinary Shares which it, he or she holds. A dissenting shareholder will cease to have any rights as a shareholder upon the giving of such Notice of Dissent, except for (a) the right to be paid the fair value of his or her Ordinary Shares, (b) the right to participate in court proceedings to determine the fair value of his or her Ordinary Shares, and (c) the right to institute proceeding on the ground that the Merger is unlawful or void.

•

Within seven days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the Plan of Merger is filed with the Cayman Registrar, whichever is later, the Company, as the surviving company, must make a written offer (a “Fair Value Offer”) to each dissenting shareholder to purchase its, his or her Ordinary Shares at a price determined by the Company to be the fair value of such Ordinary Shares.

•	If, within 30 days immediately following the date of the Fair Value Offer, the Company and the dissenting shareholder fail to agree on a price at which the Company will purchase the dissenting shareholder’s Ordinary Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, the Company shall, and the dissenting shareholder may, file a petition with the Grand Court of the Cayman Islands (the “Grand Court”) for a determination of the fair value of the Ordinary Shares held by all dissenting shareholders who have served a Notice of Dissent and who have not agreed with the Company as to fair value, which petition by the Company must be accompanied by a verified list containing the names and addresses of all members who have filed a Notice of Dissent and who have not agreed with the Company as to the fair value of their Ordinary Shares with the Company and if a dissenting shareholder files a petition the Company must file such verified list within 10 days of service of such petition on the Company.

•

If a petition is timely filed and served, the Grand Court will determine at a hearing (a) which shareholders are entitled to dissenters’ rights, (b) the fair value of such Ordinary Shares held by those shareholders with a fair rate of interest, if any, to be paid by the Company upon the amount determined to be the fair value and (c) the costs of the proceeding and the allocation of such costs upon the parties.

All notices must be executed by or for the registered shareholder, fully and correctly, as such shareholder’s name appears on the register of members of the Company. If Ordinary Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If Ordinary Shares are owned by or for more than one person such notices must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record. The agent must, however, identify the registered shareholder and expressly disclose the fact that, in exercising the notice, he or she is acting as agent for the registered shareholder. A person having a beneficial interest in Ordinary Shares held of record in the name of another person, such as a broker or other nominee, must act promptly to cause the registered shareholder to follow the steps summarized above and in a timely manner to perfect whatever dissenters’ rights attached to such Ordinary Shares.

You must be a registered holder of Ordinary Shares in order to exercise your dissenters’ rights. A holder of ADSs who wishes to dissent must surrender his, her or its ADSs to the ADS Depositary and pay the fee of ADS Depositary to withdraw his, her or its Ordinary Shares and then become a record holder of such Ordinary Shares and comply with the procedures described above in order to exercise the dissenters’ rights with respect to the Ordinary Shares prior to the extraordinary general meeting. The ADS Depositary will not exercise dissenters’ rights on behalf of a holder of ADSs and any Notice of Dissent delivered to the ADS Depositary will not be effective under the Cayman Islands Companies Act. If you wish to cancel your ADSs, please contact the ADS Depositary’s office at 388 Greenwich Street, New York, New York 10013, U.S.A.

If you do not satisfy each of these requirements, you cannot exercise dissenters’ rights and will be bound by the terms of the Merger Agreement and the Plan of Merger. Submitting a proxy card that does not direct how the Ordinary Shares represented by that proxy are to be voted will give the proxy discretion to vote as it determines appropriate. In addition, failure to vote your Ordinary Shares, or a vote against the proposal to authorize the Plan of Merger, will not alone satisfy the notice requirement referred to above. You must send all notices to the Company to:

Stealth BioTherapeutics Inc.

Attn: Legal Department

140 Kendrick St

Building C-West

Needham, MA 02494

cc: Legal@stealthbt.com.

If you are considering dissenting, you should be aware that the fair value of your Ordinary Shares determined under Section 238 of the Cayman Islands Companies Act could be more than, the same as, or less than the Per

Share Merger Consideration in cash, without interest, for each Ordinary Share of the Company that you would otherwise receive as consideration in the Merger. In addition, in any proceedings for determination of the fair value of the Ordinary Shares covered by a Notice of Dissent, the Company and the Buyer Group intend to assert that the Per Share Merger Consideration is equal to the fair value of each of your Ordinary Shares.

The provisions of Section 238 of the Cayman Islands Companies Act are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238, you will lose your dissenters’ rights. You should consult your Cayman Islands legal counsel if you wish to exercise dissenters’ rights.

Material U.S. Federal Income Tax Consequences

The following is a general discussion of material U.S. federal income tax consequences to only U.S. Holders (as defined below) of the exchange of Ordinary Shares for cash pursuant to the Merger Agreement. For purposes of this discussion, except as otherwise noted, references to Ordinary Shares include ownership interests in Ordinary Shares through ADSs. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final and temporary U.S. Treasury Regulations promulgated thereunder, administrative pronouncements, and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and to differing interpretation, which may result in tax consequences different from those described below. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”), and the IRS or a court in the event of an IRS dispute may challenge any of the conclusions set forth below. Any discussion of U.S. federal tax issues in this proxy statement is not intended or written to be relied upon, and cannot be relied upon by investors, for the purpose of avoiding penalties that may be imposed under the Code.

This discussion does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax consequences of the Merger. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular shareholders in light of their individual investment circumstances or to certain types of shareholders subject to special tax rules, including (i) holders that are banks, financial institutions, or insurance companies; regulated investment companies, mutual funds, or real estate investment trusts; brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method; or tax-exempt organizations, (ii) holders that own Ordinary Shares as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment, (iii) holders that acquired Ordinary Shares in connection with the exercise of employee share options or otherwise as compensation for services, (iv) holders that have a “functional currency” other than the U.S. dollar, (v) retirement plans, individual retirement accounts, or other tax-deferred accounts, (vi) U.S. expatriates, (vii) holders that are subject to alternative minimum tax, (viii) holders that actually or constructively own 10% or more of the Company’s voting stock or (ix) partnerships or other entities classified as partnerships for U.S. federal income tax purposes. This discussion assumes that Ordinary Shares are held as capital assets, within the meaning of Section 1221 of the Code, at all relevant times.

As used herein, a “U.S. Holder” is any beneficial owner of Ordinary Shares that is (i) an individual citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust which (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A U.S. Holder that is a partner of a partnership holding Ordinary Shares is urged to consult its own tax advisor.

ALL U.S. HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER LAWS.

Consequences of Participation in the Merger or an Exercise of Dissenters’ Rights

The receipt of cash, either as consideration in the Merger or as a result of a U.S. Holder exercising its Dissenters’ Rights (as described under the section entitled “Dissenters’ Rights”), will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who so exchanges Ordinary Shares for cash will generally recognize gain or loss in an amount equal to the difference between (i) the amount of cash received and (ii) such U.S. Holder’s adjusted tax basis in the Ordinary Shares exchanged therefor. Subject to the discussion under “Passive Foreign Investment Company” below, such recognized gain or loss will generally be capital gain or loss, and will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Ordinary Shares exchanged is greater than one year at the Effective Time.

Long-term capital gains of non-corporate U.S. Holders are currently subject to U.S. federal income tax at a reduced rate. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. If a U.S. Holder acquired different blocks of Ordinary Shares at different times and different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each such block of Ordinary Shares.

Passive Foreign Investment Company

The Company believes that it is not a passive foreign investment company or a “PFIC” for the Company’s taxable year ended December 31, 2021, and the Company do not expect to be a PFIC in the current taxable year. However, there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or any prior or future taxable year. The determination of whether the Company is a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation.

Generally, the Company will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

•	at least 75% of the Company’s gross income is passive income (the “PFIC income test”; or

•

on average at least 50% of the value of the Company’s assets, determined on a quarterly basis, is attributable to assets that produce passive income (or no income) or are held for the production of passive income (the “PFIC asset test”).

Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from the sale or exchange of property that gives rise to passive income (or no income). Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

A separate determination must be made after the close of each taxable year as to whether the Company is a PFIC for that year. As a result, the Company’s PFIC status may change from year to year. The total value the Company’s assets for purposes of the PFIC asset test frequently (though not invariably) may be inferred using the market price of the Ordinary Shares, which may fluctuate considerably and thereby affect the determination the Company’s PFIC status for any given taxable year.

If the Company is a PFIC for the current taxable year or has been a PFIC during any prior year in which a U.S. holder held Ordinary Shares and the U.S. holder has not made a valid mark-to-market election or qualified electing fund election, then (a) any gain recognized by a U.S. holder on the disposition of an Ordinary Share would be allocated ratably to each day over such U.S. holder’s holding period for the Ordinary Share, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which the Company was a PFIC would be taxed as ordinary income earned in the current year, and (c) the amount allocated to each other taxable year would be subject to tax at the highest applicable marginal rate in effect for that year and an interest charge at the rate applicable for underpayments of income taxes would be imposed on the resulting tax allocated to such period.

If the Company were a PFIC in any year in which a U.S. holder held ADSs or Ordinary Shares and certain conditions relating to the regular trading of the Company’s ADSs were met, a U.S. holder of ADSs may have been able to make a so-called “mark-to-market” election with respect to their ADSs. If a U.S. holder made this election in a timely fashion, then instead of the tax treatment described in the preceding paragraph, any gain or loss recognized by the U.S. holder in the Merger would generally be treated as ordinary income or ordinary loss (to the extent of the net amount of previously included income as a result of the mark-to-market election, if any), as applicable.

The Company did not and does not intend to provide the information U.S. holders would need to make a qualified electing fund election for the current taxable year, and as such the qualified electing fund election has not been and will not be available to U.S. holders.

If the Company is a PFIC for the current taxable year or has been a PFIC during any prior year in which a U.S. holder held Ordinary Shares, a U.S. holder generally would be required to file IRS Form 8621 with respect to the disposition of Ordinary Shares, reporting gains realized with respect to the cash received in the Merger. The PFIC rules are complex, and each U.S. holder should consult its own tax advisors regarding the applicable consequences of the Merger to such U.S. holder if the Company is a PFIC or has been a PFIC during any prior year in which a U.S. holder held Ordinary Shares.

Information Reporting and Backup Withholding

A U.S. holder may be subject, under certain circumstances, to information reporting and backup withholding with respect to the amount of cash received in the Merger. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding. U.S. holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9, and otherwise must comply with the applicable requirements. A U.S. holder that does not provide its correct taxpayer identification number may also be subject to penalties imposed by the IRS. U.S. holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability, if any, provided that the required procedures are followed.

Certain U.S. holders may be required to report information with respect to their investment in the Company’s Ordinary Shares not held through a custodial account with a U.S. financial institution to the IRS. U.S. holders should consult their tax advisors regarding their reporting obligation with respect to the disposition of their Ordinary Shares.

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (i) such holder’s “net investment income” (or undistributed “net investment income” in the case of an estate or trust) for the relevant taxable year and (ii) the excess of such holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between US$125,000 and US$250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income will generally include dividends and gains from the sale or other disposition of capital assets. U.S. holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this tax on their exchange of Ordinary Shares for cash in the Merger.

Consequences to the Company

No gain or loss is expected to be recognized by the Company.

Cayman Islands Tax Consequences

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for Ordinary Shares and ADSs, including the merger consideration, under the terms of the Merger Agreement. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought into or executed or produced before a court in the Cayman Islands (for example, for enforcement), (ii) registration fees will be payable to the Cayman Registrar to register the Plan of Merger and the amendment and restatement of the memorandum and articles of association of the Company (as the Surviving Company), and (iii) fees payable to the Cayman Islands Government Gazette Office to publish the notice of the Merger in the Cayman Islands Government Gazette.

MARKET PRICE OF ADSS; DIVIDENDS

Market Price of ADSs

The following table sets forth the high and low sales prices for ADSs on Nasdaq under the symbol “MITO,” for the periods indicated.

	Trading Price Per ADS (US$)
	High	Low
2020
First Quarter	5.00	0.9002
Second Quarter	2.46	1.2053
Third Quarter	2.5	1.31
Fourth Quarter	1.7954	1.19
2021
First Quarter	2.58	1.31
Second Quarter	2.45	1.06
Third Quarter	1.62	1.12
Fourth Quarter	1.58	0.675
2022
First Quarter	0.97	0.4689
Second Quarter	0.7212	0.1621
Third Quarter	3.20	0.191

On June 24, 2022, the last trading day prior to the Company’s announcement on June 27, 2022 that the Stealth Board had received the Initial Proposal, the reported closing price of ADSs on Nasdaq was US$0.2790. The merger consideration of US$0.03125 per Ordinary Share, or US$0.375 per ADS, represents a premium of 34.4% over the closing price of US$0.2790 per ADS on June 24, 2022 and a premium of 43.9% over the average closing price of the Company’s ADSs during the 30 trading days through June 24, 2022, which was US$0.2606.

Dividends

The Company has never declared or paid cash dividends on its share capital. In the event that the Merger Agreement is terminated for any reason and the Merger is not consummated, the Company intends to retain all of its future earnings, if any, to finance the growth and development of its business, and the Company does not intend to pay cash dividends to the holders of its Ordinary Shares for the foreseeable future. In addition, the terms of the Company’s existing venture loan and security agreement preclude the Company from paying cash dividends without the consent of the lender. However, if at any time in the future the Company does determine to pay dividends, the form, frequency and amount will depend on the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Stealth Board may deem relevant.

SUMMARY FINANCIAL INFORMATION

The selected consolidated financial information with respect to the Company set forth below for the year ended December 31, 2021 is derived from the audited consolidated financial statements of the Company contained in the Stealth 2021 Form 20-F. More comprehensive financial information is included in documents filed by the Company with the SEC, and the following financial information should be read in conjunction with, and is qualified in its entirety by reference to, the audited consolidated financial statements of the Company (including any related notes) contained in the Stealth 2021 Form 20-F, which are incorporated by reference herein.

	Year Ended December 31,
	2021	2020

	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$26,556	$29,305
General and administrative	19,747	19,366

Total operating expenses	46,303	48,671

Loss from operations	(46,303)	(48,671)
Other expense, net	(6,224)	(8,786)

Net loss attributable to ordinary shareholders	$(52,527)	$(57,457)

Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.08)	$(0.10)

Weighted average ordinary shares used in net loss per share attributable to ordinary shareholders—basic and diluted	682,388,906	556,169,255

	As of December 31,
	2021	2020

	(in thousands)
Consolidated Balance Sheet Data:
Current assets	$49,602	$35,040
Noncurrent assets	624	808
Total assets	50,226	35,848
Current liabilities	10,828	21,049
Noncurrent liabilities	84,693	25,171
Total liabilities	95,521	46,220
Total shareholders’ deficit	(45,295)	(10,372)

The Company has derived the following condensed consolidated statements of operations data for the three months ended March 31, 2022 and the condensed consolidated balance sheet data as of March 31, 2022, from the Company’s Report of Foreign Private Issuer on Form 6-K on May 18, 2022. The March 31, 2022 financial results presented below have been prepared by, and are the responsibility of, management. The Company’s independent registered public accounting firm, Deloitte & Touche LLP, has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial results for the three months ended March 31, 2022. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto. In the opinion of the Company’s management, the unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair presentation of the consolidated financial statements. The three-month results are not necessarily indicative of the results that may be expected in the future and are not necessarily indicative of the results that may be expected for the full fiscal year or any other period.

	Three months ending March 31,
	2022		2021
Condensed Consolidated Statement of Operations Data:
Operating expenses:
Research and development		$7,776		$6,099
General and administrative		5,298		4,979

Total operating expenses		13,074		11,078

Loss from operations		(13,074)		(11,078)
Other income (expense), net		4,938		3,389

Net loss attributable to ordinary shareholders		$(8,136)		$(7,689)

Net loss per share attributable to ordinary shareholders—basic and diluted	$	(0.01)	$	(0.01)

Weighted average ordinary shares used in net loss per share attributable to ordinary shareholders—basic and diluted		715,444,473		652,807,323

March 31,
2022
Consolidated Balance Sheet Data:
Current assets	$36,400
Noncurrent assets	515
Total assets	36,915
Current liabilities	9,889
Noncurrent liabilities	79,343
Total liabilities	89,232
Total shareholders’ deficit	(52,317)

TRANSACTIONS IN THE ORDINARY SHARES AND ADSS

Purchases by the Company

There was no purchase of any Ordinary Share or ADS by the Company during the past two years.

Prior Public Offerings in Past Three Years

Lincoln Park Agreement

In June 2020, the Company entered into a $20.0 million purchase agreement (the “Lincoln Park Purchase Agreement”) together with a registration rights agreement, with Lincoln Park Capital Fund, LLC (“Lincoln Park”). Under the terms and subject to the conditions of the Lincoln Park Purchase Agreement, the Company has the right to sell to Lincoln Park, and Lincoln Park is obligated to purchase, up to $20.0 million of the Company’s Ordinary Shares, subject to certain limitations, from time to time, over the 36-month period commencing on June 22, 2020. Under the Lincoln Park Purchase Agreement, on any business day selected by the Company, the Company may direct Lincoln Park to purchase a number of Ordinary Shares up to the product of (x) 75,000 and (y) the ratio represented by the number of Ordinary Shares represented by one American Depository Share (“ADS Conversion Ratio”), which is currently 12 to 1, provided that the closing sale price of ADSs is not below $1.00 on the purchase date, (a “Regular Purchase”), provided, however, that (i) the Regular Purchase may be increased to up to the product of (x) 125,000 and (y) the ADS Conversion Ratio, provided that the closing sale price of ADSs is not below $5.00 on the purchase date; and (ii) the Regular Purchase may be increased to up to the product of (x) 150,000 and (y) the ADS Conversion Ratio, provided that the closing sale price of ADSs is not below $7.50 on the purchase date, subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction. In each case, Lincoln Park’s maximum commitment in any single Regular Purchase may not exceed $2,000,000. The purchase price per Ordinary Share for each such Regular Purchase will be based on prevailing market prices of ADSs immediately preceding the time of sale divided by the ADS Conversion Ratio. In addition to Regular Purchases, the Company may direct Lincoln Park to purchase other amounts as accelerated purchases (“Accelerated Purchases”) if the closing sale price of ADSs exceeds certain threshold prices as set forth in the Lincoln Park Purchase Agreement. In all instances, the Company may not sell Ordinary Shares to Lincoln Park under the Lincoln Park Purchase Agreement if it would result in Lincoln Park beneficially owning more than 4.99% of the outstanding Ordinary Shares. Shares purchased by Lincoln Park under the Lincoln Park Purchase Agreement pursuant to a Regular Purchase or an Accelerated Purchase are referred to as “Purchase Shares.” The Company has no obligation to sell the Company’s Ordinary Shares under the Lincoln Park Purchase Agreement. As of October 7, 2022, pursuant to the Lincoln Park Purchase Agreement a total of 45,774,552 Ordinary Shares represented by 3,814,546 ADSs had been sold to Lincoln Park for net proceeds totaling $5.1 million.

At- the-Market Offering Agreement

In August 2020, the Company and H.C. Wainwright & Co., LLC (“Wainwright”) entered into an At The Market Offering Agreement (the “ATM Offering Agreement”) pursuant to which the Company may offer and sell, from time to time, through Wainwright, ADSs, each representing 12 Ordinary Shares, with a nominal or par value of $0.0003 per share. The Company has no obligation to sell any ADSs pursuant to the ATM Offering Agreement and may at any time suspend sales pursuant to the ATM Offering Agreement. Sales of ADSs, if any, under the ATM Offering Agreement may be made in transactions that are deemed to be “at-the-market” equity offerings as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on or through the Nasdaq Global Market, the existing trading market for the Company’s ADSs, or any other existing trading market in the United States for the Company’s ADSs, sales made to or through a market maker other than on an exchange or otherwise, directly to the Wainwright as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or in any other method permitted by law. As of October 7, 2022, pursuant to the ATM Offering Agreement a total of 2,386,128 Ordinary Shares represented by 198,844 ADSs had been sold to Wainwright for net proceeds totaling $0.1 million.

Other Offerings

In April 2020, the Company entered into an ordinary share purchase agreement with Morningside, pursuant to which the Company issued and sold to Morningside 152,858,460 Ordinary Shares, par value $0.0003 per share, at a price of $0.13084 per share, for an aggregate purchase price of $20.0 million.

In November 2020, the Company entered into a securities purchase agreement with certain institutional investors for a registered direct offering of an aggregate of 2,844,446 ADSs at a public offering price of $1.125 per ADS for net proceeds of approximately $2.6 million.

In February 2021, the Company entered into a securities purchase agreement with certain institutional investors for a registered direct offering of an aggregate of 2,339,000 ADSs at a public offering price of $2.00 per ADS for net proceeds of approximately $4.1 million.

In April 2022, the Company entered into a securities purchase agreement with certain institutional investors for a registered director offering of an aggregate of 5,583,028 ADSs representing 66,996,336 ordinary shares at a public offering price of $0.6269 per ADS and an unregistered warrant to purchase up to 44,217,588 ordinary shares in the form of 3,684,799 ADSs for net proceeds of approximately $2.8 million.

In April 10, 2022, the Company also entered into an ordinary share purchase agreement with Morningside, pursuant to which the Company issued and sold to Morningside 95,712,096 ordinary shares at a public offering price of $0.6269 and a warrant to purchase up to 63,169,980 ordinary shares for an aggregate purchase price of $5.0 million.

Transactions in Prior 60 Days

Except as described above and elsewhere in this Transaction Statement, other than the Merger Agreement and agreements entered into in connection therewith, there have been no transactions in the Company’s Ordinary Shares or ADSs during the past 60 days by the Company, any of the Company’s officers or directors, any of the Buyer Group members, or any person with respect to which disclosure is provided in “Schedule I—Directors and Executive Officers of Each Filing Person” or any associate or majority-owned subsidiary of the foregoing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

The following table sets forth information with respect to the beneficial ownership of the Ordinary Shares as of October 7, 2022 by:

•	each of the Company’s directors and executive officers;

•	each person known to the Company to own beneficially more than 5% of the total issued and outstanding Ordinary Shares; and

•	each Filing Person, as applicable.

The calculations in the shareholder table below are based on 882,629,602 Ordinary Shares outstanding as of August 10, 2022.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the Ordinary Shares. In computing the number of Ordinary Shares beneficially owned by a person and the percentage ownership of that person, the Company has included Ordinary Shares that the person has the right to acquire within 60 days after October 7, 2022 including through the exercise of any option, warrant or other right or the conversion of any other security. These Ordinary Shares, however, are not included in the computation of the percentage ownership of any other person. Unless otherwise indicated, the address of all listed shareholders is c/o Stealth BioTherapeutics Inc., 140 Kendrick Street, Needham, Massachusetts 02494. Each of the shareholders listed has sole voting and investment power with respect to the Ordinary Shares beneficially owned by the shareholder unless noted otherwise, subject to community property laws where applicable.

NAME OF BENEFICIAL OWNER	SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES BENEFICIALLY OWNED
5% Shareholders
Morningside Venture (I) Investments Limited (1)	800,252,464	72.2%
Executive Officers and Directors
Reenie McCarthy (2)	18,549,806	2.1%
Brian D. Blakey, Pharm.D. (3)	3,937,405	*	%
James R. Carr, Pharm.D. (4)	3,400,193	*	%
Gerald L. Chan, Sc.D. (5)	3,242,826	*	%
Francis W. Chen, Ph.D. (6)	792,826	*	%
Louis Lange, M.D., Ph.D. (7)	756,888	*	%
Kevin F. McLaughlin (8)	792,826	*	%
Edward P. Owens (9)	1,764,826	*	%
Eve Slater (10)	859,292	*	%
All executive officers and directors as a group (9 persons) (11)	34,096,888	3.8%

*	Less than 1%.
(1)

Based on information set forth in Schedule 13 D/A filed with the SEC on December 1, 2021 includes (1) 740,265,268 Ordinary Shares beneficially owned by Morningside, consisting of (i) 514,672,111 Ordinary Shares, (ii) 224,993,157 Ordinary Shares upon exercise of warrants and (iii) 600,000 Ordinary Shares issuable upon the exercise of options exercisable within 60 days after February 28, 2022; (2) 3,255,523 ADSs, representing 39,066,276 Ordinary Shares, beneficially owned by SPIL; (3) 1,627,810 ADSs, representing 19,533,720 Ordinary Shares, beneficially owned by ETIL; and (4) 115,600 ADSs, representing 1,387,200 Ordinary Shares, beneficially owned by Golwyn. Francis Ann Elizabeth Richard, Jill Marie

Franklin, Peter Stuart Allenby Edwards and Cheung Ka Ho, the directors of Morningside, share voting and dispositive control over the Ordinary Shares held by Morningside. As a result, Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Cheung may be deemed to possess voting and investment control over and may be deemed to have indirect beneficial ownership with respect to, all Ordinary Shares held by Morningside. Morningside is ultimately beneficially owned by a family trust established by Madam Chan Tan Ching Fen. Frances Anne Elizabeth Richard and Jill Marie Franklin are the directors of Golwyn and share voting and dispositive power with respect to the securities held by Golwyn. Ms. Richard and Ms. Franklin each disclaim beneficial ownership of the securities owned directly by Golwyn. Golwyn is ultimately wholly beneficially owned by a trust over which Chan Suet Ying and Adriel Chan share authority to remove the trustee. Each of Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Cheung disclaims beneficial ownership of such shares, except to the extent of their respective pecuniary interests therein. Suk Ying Pauli Ng is the sole director of SPIL and ETIL and has sole voting and dispositive power with respect to securities held by SPIL and ETIL. SPIL is ultimately wholly beneficially owned by a trust over which Mr. Edwards has sole authority to remove the trustee. ETIL is ultimately wholly beneficially owned by a trust over which Mr. Edwards has sole authority to remove the trustee. Ms. Ng disclaims beneficial ownership of the securities owned directly by SPIL and ETIL, except to the extent of her pecuniary interest therein. Morningside, SPIL and ETIL may act together with respect to the voting and disposition of the securities held by such entities. The principal business address for Morningside, SPIL, ETIL and Golwyn is 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC 98000, Monaco.
(2)	Includes of 16,828,814 Ordinary Shares issuable upon the exercise of options exercisable within 60 days after October 7, 2022.
(3)	Includes of 3,266,569 Ordinary Shares issuable upon the exercise of options exercisable within 60 days after October 7, 2022.
(4)	Includes of 2,695,961 Ordinary Shares issuable upon the exercise of options exercisable within 60 days after October 7, 2022.
(5)	Includes of 3,242,826 Ordinary Shares issuable upon the exercise of options exercisable within 60 days after October 7, 2022.
(6)	Includes of 792,826 Ordinary Shares issuable upon the exercise of options exercisable within 60 days after October 7, 2022.
(7)	Includes of 756,888 Ordinary Shares issuable upon the exercise of options exercisable within 60 days after October 7, 2022.
(8)	Includes of 792,826 Ordinary Shares issuable upon the exercise of options exercisable within 60 days after October 7, 2022.
(9)	Includes of 792,826 Ordinary Shares issuable upon the exercise of options exercisable within 60 days after October 7, 2022.
(10)	Includes of 859,292 Ordinary Shares issuable upon the exercise of options exercisable within 60 days after October 7, 2022.
(11)	Includes of 30,028,828 Ordinary Shares issuable upon the exercise of options exercisable within 60 days after October 7, 2022.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Transaction Statement and the documents incorporated by reference in this Transaction Statement include certain forward-looking statements. These statements appear throughout this Transaction Statement and include statements regarding the intent, belief, or current expectations of the Filing Persons. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements, as a result of the various factors, including those identified in the Stealth 2021 Form 20-F and as otherwise described in the Company’s filings with the SEC from time to time.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the periodic reporting and other informational requirements of the Exchange Act applicable to foreign private issuers and is required to file with or furnish to the SEC an Annual Report on Form 20-F, current reports on Form 6-K, and other information. The information the Company files with or furnishes to the SEC is also available free of charge on the SEC’s website at http://www.sec.gov through the SEC’s EDGAR system.

You also may obtain free copies of the documents the Company files with or furnishes to the SEC by going to the “Investor Relations” section of the Company’s website at www.investor.stealthbt.com. the Company’s website address is provided as an inactive textual reference only. The information provided on the Company’s website is not part of this Transaction Statement and is not incorporated by reference herein unless expressly so incorporated.

The opinion of Houlihan Lokey, the Special Committee’s financial advisor, is attached as Exhibit (c)(1) to this Transaction Statement. In addition, Houlihan Lokey’s opinion will be made available for inspection and copying at the Company’s executive offices at c/o Intertrust Corporate Services (Cayman) Limited, One Nexus way, Camana Bay, Grand Cayman, KY1-9005 Cayman Islands during the Company’s regular business hours by any interested Unaffiliated Security Holder or a representative of any interested Unaffiliated Security Holder who has been so designated in writing upon written request and at the expense of the requesting security holder.

SCHEDULE 13E-3 ITEMS

ITEM 1 SUMMARY TERM SHEET

See:

“Summary Term Sheet” of this Transaction Statement and

“Questions and Answers About the Merger” of this Transaction Statement.

ITEM 2 SUBJECT COMPANY INFORMATION

(a) Name and Address

Stealth BioTherapeutics Corp is the subject company. See “Summary Term Sheet—The Parties Involved in the Merger” of this Transaction Statement.

(b) Securities

The Company is the issuer of the Ordinary Shares, including the Ordinary Shares represented by ADSs. ADSs are traded on the Nasdaq Global Market under the symbol “MITO.” As of October 7, 2022, there are a total of 882,629,602 Ordinary Shares issued and outstanding (which, for the avoidance of doubt, exclude 2,947,704 Ordinary Shares held as ADSs in a custodial account for settlement of awards under the Company’s equity compensation plans, and excluding 75,581,362 Ordinary Shares issuable upon exercise of share options outstanding, 52,849,246 Ordinary Shares reserved for issuance under the 2019 Plan and the 2019 ESPP, 30,995,316 Ordinary Shares reserved for issuance or issuable upon vesting of grants outstanding under the 2020 ADS Plan and 283,347,109 Ordinary Shares issuable upon exercise of outstanding warrants).

(c) Trading Market and Price

See “Market Price of ADSs; Dividends” of this Transaction Statement.

(d) Dividends

See “Market Price of ADSs; Dividends” of this Transaction Statement.

(e) Prior Public Offerings

See “Transactions in the Ordinary Shares and ADSs” of this Transaction Statement.

(f) Prior Stock Purchases

See:

“Transactions in the Ordinary Shares and ADSs” of this Transaction Statement; and

“Special Factors—Related Party Transactions” of this Transaction Statement.

ITEM 3 IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address

See:

“Summary Term Sheet —The Parties Involved in the Merger” of this Transaction Statement; and

“Schedule I—Directors and Executive Officers of Each Filing Person” of this Transaction Statement.

(b) Business and Background of Entities

See:

“Summary Term Sheet—The Parties Involved in the Merger” of this Transaction Statement; and

“Schedule I—Directors and Executive Officers of Each Filing Person” of this Transaction Statement.

(c) Business and Background of Natural Persons

See “Schedule I—Directors and Executive Officers of Each Filing Person.”

(d) Tender Offer

Not applicable.

ITEM 4 TERMS OF THE TRANSACTION

(a) Material Terms

(1) Tender Offers

Not applicable.

(2) Mergers or other Similar Transactions

See:

“Summary Term Sheet—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Stealth Board” of this Transaction Statement;

“Special Factors—Buyer Group’s Reasons for the Merger” of this Transaction Statement;

“Summary Term Sheet—Shareholder Vote Required to Authorize the Plan of Merger and Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement;

“Special Factors—Accounting Treatment of the Merger” of this Transaction Statement;

“Special Factors—Material U.S. Federal Income Tax Consequences” of this Transaction Statement;

“Questions and Answers About the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(c) Different Terms

See:

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Summary—Interests of the Company’s Directors and Executive Officers in the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(d) Appraisal Rights

See:

“Questions and Answers about the Merger” of this Transaction Statement;

“Special Factors—Dissenters’ Rights” of this Transaction Statement;

“Summary Term Sheet—Dissenters’ Rights” of this Transaction Statement; and

“Annex B—Cayman Islands Companies Act (As Revised)—Section 238.”

(e) Provisions for Unaffiliated Security Holders

None of the Filing Persons intends to grant Unaffiliated Security Holders special access to the corporate files of such Filing Person in connection with the Merger. None of the Filing Persons intends to obtain counsel or appraisal services at the expense of the Filing Persons for Unaffiliated Security Holders.

(f) Eligibility for Listing or Trading

Not applicable.

ITEM 5 PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions

See:

“Special Factors—Related Party Transactions” of this Transaction Statement; and

“Transactions in the Ordinary Shares and ADSs” of this Transaction Statement.

(b) Significant Corporate Events

See:

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Stealth Board” of this Transaction Statement;

“Special Factors—Buyer Group’s Reasons for the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(c) Negotiations or Contacts

See:

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Stealth Board” of this Transaction Statement;

“Special Factors—Buyer Group’s Reasons for the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(e) Agreements Involving the Subject Company’s Securities

See:

“Summary—The Merger Agreement and Plan of Merger” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement;

“Transactions in the Ordinary Shares and ADSs” of this Transaction Statement;

“Summary—Voting Agreement” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

ITEM 6 PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of Securities Acquired

See:

“Summary Term Sheet—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Questions and Answers about the Merger” of this Transaction Statement;

“Special Factors—Buyer Group’s Reasons for the Merger” of this Transaction Statement;

“Special Factors—Effects of the Merger on the Company” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(c) (1)—(8) Plans

See:

“Summary Term Sheet—the Merger” of this Transaction Statement;

“Summary Term Sheet—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Summary Term Sheet—Purposes and Effects of the Merger” of this Transaction Statement;

“Summary Term Sheet—Financing of the Merger” of this Transaction Statement;

“Summary Term Sheet— Indemnification; Directors’ and Officers’ Insurance” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Primary Benefits and Detriments of the Merger” of this Transaction Statement

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Stealth Board” of this Transaction Statement;

“Special Factors—Buyer Group’s Reasons for the Merger” of this Transaction Statement;

“Special Factors—Effects of the Merger on the Company” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

ITEM 7 PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE TRANSACTION

(a) Purposes

See:

“Summary Term Sheet—Purposes and Effects of the Merger” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Stealth Board” of this Transaction Statement; and

“Special Factors—Buyer Group’s Reasons for the Merger” of this Transaction Statement.

(b) Alternatives

See:

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Stealth Board” of this Transaction Statement;

“Special Factors—Position of the Buyer Group as to the Fairness of the Merger” of this Transaction Statement;

“Special Factors—Buyer Group’s Reasons for the Merger” of this Transaction Statement;

“Special Factors—Alternatives to the Merger” of this Transaction Statement; and

“Questions and Answers About the Merger—What will be the result if the Merger is not completed?” of this Transaction Statement.

(c) Reasons

See:

“Summary Term Sheet—Purposes and Effects of the Merger” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Stealth Board” of this Transaction Statement;

“Special Factors—Position of the Buyer Group as to the Fairness of the Merger” of this Transaction Statement;

“Special Factors—Buyer Group’s Reasons for the Merger” of this Transaction Statement;

“Special Factors—Effects of the Merger on the Company” of this Transaction Statement; and

“Special Factors—Alternatives to the Merger” of this Transaction Statement.

(d) Effects

See:

“Summary Term Sheet—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Summary Term Sheet—Purposes and Effects of the Merger” of this Transaction Statement;

“Questions and Answers About the Merger—What will be the result if the Merger is not completed?” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Stealth Board” of this Transaction Statement;

“Special Factors—Effects of the Merger on the Company” of this Transaction Statement;

“Special Factors—Primary Benefits and Detriments of the Merger” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors—Effect of the Merger on the Company’s Net Book Value and Net Income” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement;

“Special Factors—Material U.S. Federal Income Tax Consequences” of this Transaction Statement;

“Special Factors—Cayman Islands Tax Consequences” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

ITEM 8 FAIRNESS OF THE TRANSACTION

(a)-See:

“Summary Term Sheet—Recommendation of the Special Committee to the Stealth Board’“ of this Transaction Statement;

“Summary Term Sheet—Position of the Buyer Group as to Fairness” of this Transaction Statement;

“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Stealth Board” of this Transaction Statement;

“Special Factors—Position of the Buyer Group as to the Fairness of the Merger” of this Transaction Statement;

“Special Factors—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Primary Benefits and Detriments of the Merger” of this Transaction Statement;

“Special Factors—Alternatives to the Merger” of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Houlihan Lokey as Financial Advisor to the Special Committee”).

(b) Fairness; Factors Considered in Determining Fairness

See:

“Summary Term Sheet—Recommendation of the Special Committee to the Stealth Board’“ of this Transaction Statement;

“Summary Term Sheet—Position of the Buyer Group as to Fairness” of this Transaction Statement;

“Summary Term Sheet—Interests of the Company’s Directors and Executive Officers in the Merger” of this Transaction Statement;

“Summary—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Stealth Board” of this Transaction Statement;

“Special Factors—Position of the Buyer Group as to the Fairness of the Merger” of this Transaction Statement;

“Special Factors—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement;

“Special Factors—Primary Benefits and Detriments of the Merger” of this Transaction Statement;

“Special Factors—Alternatives to the Merger” of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Houlihan Lokey as Financial Advisor to the Special Committee”).

(c) Approval of Security Holders

See:

“Summary Term Sheet—Shareholder Vote Required to Authorize the Plan of Merger and the Merger” of this Transaction Statement; and

“Questions and Answers about the Merger” of this Transaction Statement.

(d) Unaffiliated Representative

See:

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Stealth Board” of this Transaction Statement; and

(e) Approval of Directors

See:

“Summary—Recommendation of the Special Committee to the Stealth Board” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement; and

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Stealth Board” of this Transaction Statement.

(f) Other Offers

Not applicable.

ITEM 9 REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a) Report, Opinion or Appraisal

See:

“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Houlihan Lokey as Financial Advisor to the Special Committee”).

(b) Preparer and Summary of the Report, Opinion or Appraisal

See:

“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Houlihan Lokey as Financial Advisor to the Special Committee”).

(c) Availability of Documents

See:

“Where You Can Find More Information” of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Houlihan Lokey as Financial Advisor to the Special Committee”).

ITEM 10 SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds

See:

“Summary Term Sheet—Financing of the Merger” of this Transaction Statement; and

“Special Factors—Financing of the Merger Consideration and Related Expenses” of this Transaction Statement.

(b) Conditions

Not applicable.

(c) Expenses

See “Special Factors—Fees and Expenses” of this Transaction Statement.

(d)	Borrowed Funds

Not applicable.

ITEM 11 INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership

See:

“Summary Term Sheet—Share Ownership of the Company’s Directors and Executive Officers” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and

“Security Ownership of Certain Beneficial Owners and Management of the Company” of this Transaction Statement.

(b) Securities Transactions

See “Transactions in the Ordinary Shares and ADSs” of this Transaction Statement.

ITEM 12 THE SOLICITATION OR RECOMMENDATION

(a) – (c)

Not applicable.

(d) Intent to Tender or Vote in a Going-Private Transaction

See:

“Summary Term Sheet—Recommendation of the Special Committee to the Stealth Board” of this Transaction Statement;

“Summary Term Sheet—Interests of the Company’s Directors and Executive Officers in the Merger” of this Transaction Statement;

“Summary Term Sheet—Voting Agreement” of this Transaction Statement;

“Summary Term Sheet—Shareholder Vote Required to Authorize the Plan of Merger and Merger” of this Transaction Statement; and

“Security Ownership of Certain Beneficial Owners and Management of the Company” of this Transaction Statement.

(e) Recommendations of Others

See:

“Summary Term Sheet—Recommendation of the Special Committee to the Stealth Board” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Stealth Board” of this Transaction Statement;

“Special Factors—Position of the Buyer Group as to the Fairness of the Merger” of this Transaction Statement;

“Special Factors—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Buyer Group’s Reasons for the Merger” of this Transaction Statement; and

“Summary—Voting Agreement.”

ITEM 13 FINANCIAL STATEMENTS

(a) Financial Information

The audited consolidated financial statements of the Company for the year ended December 31, 2020 and the year ended December 31, 2021 are incorporated herein by reference to the Stealth 2021 Form 20-F (see page F-1 and following pages). The unaudited condensed consolidated balance sheet and statement of operations for the three months ended March 31, 2022 are incorporated herein by reference to the earnings releases and unaudited financial results included as exhibit to Form 6-K furnished by the Company to the SEC on May 18, 2022.

See:

“Summary Financial Information” of this Transaction Statement;

“Where You Can Find More Information” of this Transaction Statement; and

Exhibit (a)(6) (“Annual Report on Form 20-F for the year ended December 31, 2021 of the Company”) to this Transaction Statement.

(b) Pro Forma Information

Not applicable.

(c) Summary Information

See:

“Summary Financial Information” of this Transaction Statement.

ITEM 14 PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations

Not applicable.

(b) Employees and Corporate Assets

See:

“Summary Term Sheet—The Parties Involved in the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and

“Schedule I—Directors and Executive Officers of Each Filing Person.”

ITEM 15 ADDITIONAL INFORMATION

(b) Golden Parachute Compensation

Not applicable.

(c) Other Material Information

None.

ITEM 16 EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)	Proxy Statement of the Company dated October 7, 2022.

(a)(2)	Notice of Extraordinary General Meeting of Shareholders of the Company.

(a)(3)	Form of Proxy Card.

(a)(4)	Form of ADS Voting Instruction Card.

(a)(5)**	Press Release issued by the Company, dated August 1, 2022, incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K, filed with the SEC on August 1, 2022.

(a)(6)**	Annual Report, incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2021 of the Company, filed with the SEC on April 7, 2022.

(b)(1)**	Limited Guarantee, dated as of July 31, 2022, by and between the Company and Morningside, incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K, filed with the SEC on August 1, 2022.

(b)(2)**	Limited Guarantee, dated as of July 31, 2022, by and between the Company and J. Wood Capital, incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K, filed with the SEC on August 1, 2022.

(c)(1)**	Opinion of Houlihan Lokey as Financial Advisor to the Special Committee.

(c)(2)**	Discussion Materials prepared by Houlihan Lokey for discussion with the Special Committee of the Stealth Board, dated July 31, 2022.

(c)(3)**	Discussion Materials prepared by Houlihan Lokey for discussion with the Special Committee of the Stealth Board, dated July 14, 2022.

(c)(4)**	Discussion Materials prepared by Houlihan Lokey for discussion with the Special Committee of the Stealth Board, dated July 17, 2022.

(d)(1)**	Agreement and Plan of Merger, dated July 31, 2022, by and among the Company, Parent and Merger Sub, incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K, filed with the SEC on August 1, 2022.

(d)(2)**	Voting Agreement, dated July 31, 2022, by and between the Company and Morningside, incorporated by reference to Exhibit 99.5 of the Company’s Report on Form 6-K, filed with the SEC on August 1, 2022.

(d)(3)**	Form of Plan of Merger.

(f)(1)**	Dissenter Rights. See “Special Factors—Dissenters’ Rights.”

(f)(2)**	Section 238 of the Cayman Islands Companies Act (as revised).

(g)	Not applicable.

107**	Calculation of Filing Fee Tables.

*	To be filed by amendment.
**	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

Dated: October 7, 2022

Stealth BioTherapeutics Corp

By:	/s/ IRENE P. MCCARTHY
Name: Irene P. McCarthy
Title: Chief Executive Officer

Stealth Parent Limited

By:	/s/ JILL MARIE FRANKLIN
Name: Jill Marie Franklin
Title: Authorized Signature

By:	/s/ FRANCES ANNE ELIZABETH RICHARD
Name: Frances Anne Elizabeth Richard
Title: Authorized Signature

Stealth Merger Sub Limited

By:	/s/ JILL MARIE FRANKLIN
Name: Jill Marie Franklin
Title: Authorized Signature

By:	/s/ FRANCES ANNE ELIZABETH RICHARD
Name: Frances Anne Elizabeth Richard
Title: Authorized Signature

Morningside Venture (I) Investments Limited

By:	/s/ JILL MARIE FRANKLIN
Name: Jill Marie Franklin
Title: Authorized Signature

By:	/s/ FRANCES ANNE ELIZABETH RICHARD
Name: Frances Anne Elizabeth Richard
Title: Authorized Signature

Equal Talent Investments Limited

By:	/s/ PAULI NG
Name: Suk Ying Pauli Ng
Title: Authorized Signature

Season Pioneer Investments Limited

By:	/s/ PAULI NG
Name: Suk Ying Pauli Ng
Title: Authorized Signature

Golwyn Capital Appreciation Limited

By:	/s/ JILL MARIE FRANKLIN
Name: Jill Marie Franklin
Title: Authorized Signature

By:	/s/ FRANCES ANNE ELIZABETH RICHARD
Name: Frances Anne Elizabeth Richard
Title: Authorized Signature

J. Wood Capital Advisors LLC

By:	/s/ JASON WOOD
Name: Jason Wood
Title: Chief Executive Officer

Schedule I

Directors and Executive Officers of Each Filing Person

I. Directors and Executive Officers of the Company

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Irene (Reenie) McCarthy (1)	c/o Intertrust Corporate Services (Cayman) Limited One Nexus way, Camana Bay Grand Cayman KY1-9005 Cayman Islands (617) 600-6888	Chief Executive Officer, Director	U.S.A

Brian D. Blakey, Pharm.D. (2)	c/o Intertrust Corporate Services (Cayman) Limited One Nexus way, Camana Bay Grand Cayman KY1-9005 Cayman Islands (617) 600-6888	Chief Business Officer	U.S.A.

James R. Carr, Pharm.D. (3)	c/o Intertrust Corporate Services (Cayman) Limited One Nexus way, Camana Bay Grand Cayman KY1-9005 Cayman Islands (617) 600-6888	Chief Clinical Development Officer	U.S.A.

Gerald L. Chan, Sc.D. (4)	c/o Intertrust Corporate Services (Cayman) Limited One Nexus way, Camana Bay Grand Cayman KY1-9005 Cayman Islands (617) 600-6888	Director, Chairman of the Stealth Board	U.S.A.

Francis W. Chen, Ph.D. (5)	c/o Intertrust Corporate Services (Cayman) Limited One Nexus way, Camana Bay Grand Cayman KY1-9005 Cayman Islands (617) 600-6888	Director	U.S.A.

Louis Lange, M.D., Ph.D. (6)	c/o Intertrust Corporate Services (Cayman) Limited One Nexus way, Camana Bay Grand Cayman KY1-9005 Cayman Islands (617) 600-6888	Director	U.S.A.

Kevin F. McLaughlin (7)	c/o Intertrust Corporate Services (Cayman) Limited One Nexus way, Camana Bay Grand Cayman KY1-9005 Cayman Islands (617) 600-6888	Director	U.S.A.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship

Edward P. Owens (8)	c/o Intertrust Corporate Services (Cayman) Limited One Nexus way, Camana Bay Grand Cayman KY1-9005 Cayman Islands (617) 600-6888	Director	U.S.A.

Eve Slater, M.D. (9)	c/o Intertrust Corporate Services (Cayman) Limited One Nexus way, Camana Bay Grand Cayman KY1-9005 Cayman Islands (617) 600-6888	Director	U.S.A.

(1)

Ms. Irene (Reenie) McCarthy has served as director since June 2018 and as Chief Executive Officer of the Company since October 2018. She has served as Chief Executive Officer of Stealth Delaware since February 2016, as President and Secretary of Stealth Delaware since August 2015 and as a director of Stealth Delaware since July 2009. Prior to Stealth, Ms. McCarthy was a member of the investment team at Morningside Technology Advisory, LLC (and affiliates), a private advisory company, from January 2009 to April 2016, and she remains a director of Morningside Technology Advisory, LLC. She has served as a director for numerous private biotechnology companies developing drugs across a broad spectrum of therapeutic focus areas. Stealth Delaware’s address is 140 Kendrick Street, Needham, MA 02494.

(2)

Dr. Brian D. Blakey, Pharm.D., has served as Chief Business Officer of Stealth Delaware since February 2014. Previously, Dr. Blakey was the Chief Strategy and Operations Officer of Element Marketing Group, a medical marketing agency, from June 2010 to February 2014, and was the Vice President of Commercial Development at Salutria Pharmaceuticals, LLC (formerly AtheroGenics Inc.), a biotechnology company, from May 2006 to May 2010. He also worked in multiple roles at GlaxoSmithKline, plc, a pharmaceutical company, beginning in March 1998, ultimately serving in the position of director between July 2003 and February 2004. Stealth Delaware’s address is 140 Kendrick Street, Needham, MA 02494.

(3)

Dr. James R. Carr, Pharm.D., has served as Chief Clinical Development Officer of Stealth Delaware since January 2017 and previously served as the Company’s Vice President, Clinical Development since March 2014. Previously, Dr. Carr was the Executive Director in the Cardiovascular Metabolic Franchise at GlaxoSmithKline plc, a pharmaceutical company, from October 2010 to March 2014 and the Vice President of Clinical Development at ARCA biopharma, Inc., a pharmaceutical company, from May 2008 to November 2010. Stealth Delaware’s address is 140 Kendrick Street, Needham, MA 02494.

(4)

Dr. Gerald L. Chan, Sc.D., was appointed as a director of the Company and as Chairman of the Stealth Board in June 2018. He has served as a director of Stealth Delaware since October 2007. Dr. Chan co-founded the Morningside group in 1986. He served on the board of directors of Aduro Biotech Inc. (subsequently, renamed Chinook Therapeutics, Inc.) from 2014 until 2018, and currently serves as a member and the chairman of the board of directors of Apellis Pharmaceuticals, Inc. (Nasdaq: APLS).

(5)

Dr. Francis W. Chen, Ph.D., was appointed as a director of Stealth BioTherapeutics Corp in June 2018. He has served as a director of Stealth Delaware since April 2006. In November 2011, he founded, and currently serves as the chairman of, SinoAmerican Partners Limited, an advisory services firm that specializes in cross-border transactions of technology companies. Dr. Chen was also a venture partner at WI Harper Group, an early-stage venture capital firm with investment activities in Silicon Valley and China from June 2009 to December 2012. Dr. Chen has more than 20 years of prior management experience in the healthcare industry and has served on the board of directors of several private companies.

(6)

Dr. Louis Lange, M.D., Ph.D., was appointed as a director of the Company in July 2019. Dr. Lange is currently a general partner at Asset Management Ventures, an investment firm, where he has worked since June 2009. Dr. Lange was the co-founder and served as the President and Chief Executive Officer of Cardiogen Sciences, Inc., a biotechnology company, from April 2014 until it was acquired by Audentes Therapeutics, Inc. (Nasdaq: BOLD) in August 2015. Dr. Lange also co-founded CV Therapeutics, Inc. in 1990 and served as the Chairman, Chief Executive Officer and Chief Scientific Officer until it was acquired by Gilead Sciences, Inc. (Nasdaq: GILD) in 2009. Dr. Lange has also served as the Chief of Cardiology and Professor of Medicine at Jewish Hospital at Washington University. Dr. Lange served as a member of Audentes Therapeutics, Inc.’s board of directors from August 2015 until January 2020 where he was the Lead Director from 2017 to 2019. Dr. Lange also served as a member of the Board of Trustees at the University of Rochester from 1998 to 2018, and The Gladstone Foundation from 2010 to 2019. Dr. Lange was a senior advisor to Gilead from April 2009 until November 2019. He was on the board of directors of BIO (the trade organization of biotech companies) from 1998 to 2009, as well as other private companies. He is currently a director of BIOPlus, a SPAC from 2021 to present.

(7)

Mr. Kevin F. McLaughlin was appointed as a director of the Company in June 2018. He has served as a director of Stealth Delaware since March 2017. Mr. McLaughlin served as Senior Vice President, Chief Financial Officer and Treasurer of Acceleron Pharma, Inc., a biotechnology company, from November 2010 through December 2021, following the company’s acquisition by Merck & Co. in November 2021. Mr. McLaughlin has also served on the board of directors of Vericel Corporation (Nasdaq – VCEL), a biopharmaceutical company, since January 2015. He previously served as Senior Vice President and Chief Financial Officer of Qteros, Inc., a cellulosic biofuels company, from 2009 through 2010 and as co-founder, Chief Operating Officer and director of Aptius Education, Inc., a publishing company, from 2007 through 2009. Mr. McLaughlin held several executive positions with PRAECIS Pharmaceuticals, Inc., a biopharmaceutical company, from 1996 through 2007, initially as Chief Financial Officer, before becoming Chief Operating Officer and eventually President and Chief Executive Officer, and he served as a member of the board of directors.

(8)

Mr. Edward P. Owens was appointed as a director of the Company in June 2018. He has served as a director of Stealth Delaware since May 2017. Mr. Owens has been a Director of Ironwood Pharmaceuticals, Inc. (Nasdaq: IRWD) since March 2013. He is a retired Partner of Wellington Management Company LLP and the founding portfolio manager of Vanguard Health Care Fund, which he managed from 1984 until his retirement at the end of 2012.

(9)

Dr. Eve Slater, M.D., F.A.C.C., was appointed as a director of the Company in December 2020. Dr. Slater currently is a Professor of Clinical Medicine at Columbia University Vagelos College of Physicians and Surgeons, where she has taught in various positions since 1983. Dr. Slater is board certified in internal medicine and cardiology and brings considerable experience from the pharmaceutical industry. Dr. Slater was Senior Vice President, Worldwide Policy at Pfizer, Inc. from May 2007 until June 2009. Dr. Slater was the Assistant Secretary for Health, U.S. Department of Health and Human Services from February 2002 until March 2003 and was the Acting Assistant Secretary for Health from 2001 until her confirmation by the United States Senate in 2002. Dr. Slater held senior management positions at Merck Research Laboratories from 1983 to 2001, including Senior Vice President of External Policy, Vice President of Corporate Public Affairs, Senior Vice President of Clinical and Regulatory Development, Executive Director of Biochemistry and Molecular Biology, and Senior Director of Biochemical Endocrinology.

During the last five years, none of the Company or any of the Company’s directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

II.	Directors and Executive Officers of Parent

The following table sets forth information regarding the directors of Parent as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Parent does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Frances Anne Elizabeth Richard(1)	c/o THC Management Services S.A.M., 2nd Floor, Le Prince De Galles, 3-5 Avenue des Citronniers, Monaco, MC 98000 011-377-97-97-47-37	Director	United Kingdom

Jill Marie Franklin(2)	c/o THC Management Services S.A.M., 2nd Floor, Le Prince De Galles, 3-5 Avenue des Citronniers, Monaco, MC 98000 011-377-97-97-47-37	Director	United Kingdom

Cheung Ka Ho(3)	22nd Floor, Hang Lung Centre 2-20 Paterson Street, Causeway Bay, Hong Kong 011-377-97-97-47-37	Director	Hong Kong

(1)

Frances Anne Elizabeth Richard has been a director of Parent since July 27, 2022. Ms. Richard has also served as Administrative Officer of THC Management Services S.A.M., Monaco since January 2017 and Managing Director since March 2019. The address of THC Management Services S.A.M. is 2nd Floor, Le Prince De Galles 3-5 Avenue des Citronniers, Monaco, MC 98000. Ms. Richard is also a director of various other companies in the Morningside Group.

(2)

Jill Marie Franklin has been a director of Parent since July 27, 2022. Ms. Franklin has also served as Administrative Assistant of THC Management Services S.A.M., Monaco since April 2013 and Director since March 2019. The address of THC Management Services S.A.M. is 2nd Floor, Le Prince De Galles, 3-5 Avenue des Citronniers, Monaco, MC 98000. Ms. Franklin Richard is also a director of various other companies in the Morningside Group.

(3)

Cheung Ka Ho has been a director of Parent since July 27, 2022. Since 2018, Mr. Cheung has served as Senior Manager of Springfield Financial Advisory Ltd. The address of Springfield Financial Advisory Ltd. is 22/F, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong. Prior to that, Mr. Cheung served as Manager and then Senior Manager of PricewaterhouseCoopers Ltd in Hong Kong from January 2012 to October 2018. The address of PricewaterhouseCoopers Ltd is 21/F Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. Mr. Cheung is also a director of various other companies in the Morningside Group.

During the last five years, neither Parent nor any of its directors have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

III.	Directors and Executive Officers of Merger Sub

The following table sets forth information regarding the directors of Merger Sub as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Merger Sub does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Frances Anne Elizabeth Richard(1)	c/o THC Management Services S.A.M., 2nd Floor, Le Prince De Galles, 3-5 Avenue des Citronniers, Monaco, MC 98000 011-377-97-97-47-37	Director	United Kingdom

Jill Marie Franklin(2)	c/o THC Management Services S.A.M., 2nd Floor, Le Prince De Galles, 3-5 Avenue des Citronniers, Monaco, MC 98000 011-377-97-97-47-37	Director	United Kingdom

Cheung Ka Ho(3)	22nd Floor, Hang Lung Centre 2-20 Paterson Street, Causeway Bay, Hong Kong 011-377-97-97-47-37	Director	Hong Kong

(1)

Frances Anne Elizabeth Richard has been a director of Merger Sub since July 27, 2022. Ms. Richard has also served as Administrative Officer of THC Management Services S.A.M., Monaco since January 2017 and Managing Director since March 2019. The address of THC Management Services S.A.M. is 2nd Floor, Le Prince De Galles 3-5 Avenue des Citronniers, Monaco, MC 98000. Ms. Richard is also a director of various other companies in the Morningside Group.

(2)

Jill Marie Franklin has been a director of Merger Sub since July 27, 2022. Ms. Franklin has also served as Administrative Assistant of THC Management Services S.A.M., Monaco since April 2013 and Director since March 2019. The address of THC Management Services S.A.M. is 2nd Floor, Le Prince De Galles, 3-5 Avenue des Citronniers, Monaco, MC 98000. Ms. Franklin is also a director of various other companies in the Morningside Group.

(3)

Cheung Ka Ho has been a director of Merger Sub since July 27, 2022. Since 2018, Mr. Cheung has served as Senior Manager of Springfield Financial Advisory Ltd. The address of Springfield Financial Advisory Ltd. is 22/F, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong. Prior to that, Mr. Cheung served as Manager and then Senior Manager of PricewaterhouseCoopers Ltd in Hong Kong from January 2012 to October 2018. The address of PricewaterhouseCoopers Ltd is 21/F Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. Mr. Cheung is also a director of various other companies in the Morningside Group.

During the last five years, neither Merger Sub nor any of its directors have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

IV.	Directors and Executive Officers of Morningside

The following table sets forth information regarding the directors of Morningside as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Morningside does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Frances Anne Elizabeth Richard(1)	c/o THC Management Services S.A.M., 2nd Floor, Le Prince De Galles 3-5 Avenue des Citronniers MC 98000, Monaco 011-377-97-97-47-37	Director	United Kingdom

Jill Marie Franklin(2)	c/o THC Management Services S.A.M., 2nd Floor, Le Prince De Galles 3-5 Avenue des Citronniers MC 98000, Monaco 011-377-97-97-47-37	Director	United Kingdom

Peter Stuart Allenby Edwards(3)	c/o THC Management Services S.A.M., 2nd Floor, Le Prince De Galles 3-5 Avenue des Citronniers MC 98000, Monaco 011-377-97-97-47-37	Director	United Kingdom

Cheung Ka Ho(4)	22nd Floor, Hang Lung Centre 2-20 Paterson Street, Causeway Bay, Hong Kong 011-377-97-97-47-37	Director	Hong Kong

(1)

Frances Anne Elizabeth Richard has been a director of Morningside for the last three years. Ms. Richard has also served as Administrative Officer of THC Management Services S.A.M., Monaco since January 2017 and Managing Director since March 2019. The address of THC Management Services S.A.M. is 2nd Floor, Le Prince De Galles 3-5 Avenue des Citronniers, Monaco, MC 98000. Ms. Richard is also a director of various other companies in the Morningside Group.

(2)

Jill Marie Franklin has been a director of Morningside for the last nine years . The business address of Morningside is is c/o THC Management Services S.A.M., 2nd Floor, Le Prince De Galles, 3-5 Avenue des Citronniers, Monaco, MC 98000. Ms. Franklin has also served as Administrative Assistant of THC Management Services S.A.M., Monaco since April 2013 and Director since March 2019. The address of THC Management Services S.A.M. is 2nd Floor, Le Prince De Galles, 3-5 Avenue des Citronniers, Monaco, MC 98000. Ms. Franklin is also a director of various other companies in the Morningside Group.

(3)

Peter Stuart Allenby Edwards has been a director of Morningside for the last nine years. Mr. Edwards also served as an independent director of Johnson Electric Holdings Limited, a Hong Kong publicly listed company from 1995 to July 14, 2022. He is also a director of various other companies in the Morningside Group. The address of Morningside is c/o THC Management Services S.A.M., 2nd Floor, Le Prince De Galles, 3-5 Avenue des Citronniers, Monaco, MC 98000. The address of Johnson Electric Holdings Limited is 6/F, 12 Science Park East Avenue Hong Kong Science Park, Shatin, New Territories, Hong Kong.

(4)

Cheung Ka Ho has been a director of Morningside since January 2021. Since 2018, Mr. Cheung has served as Senior Manager of Springfield Financial Advisory Ltd. The address of Springfield Financial Advisory Ltd. is 22/F, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong. Prior to that, Mr. Cheung served as Manager and then Senior Manager of PricewaterhouseCoopers Ltd in Hong Kong from January 2012 to October 2018. The address of PricewaterhouseCoopers Ltd is 21/F Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. Mr. Cheung is also a director of various other companies in the Morningside Group.

During the last five years, neither Morningside nor any of its directors have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

V.	Directors and Executive Officers of Equal Talent Investments Limited

The following table sets forth information regarding the sole director of ETIL as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, ETIL does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Suk Ying Pauli Ng(1)	22nd Floor, Hang Lung Centre 2-20 Paterson Street, Causeway Bay, Hong Kong 011-377-97-97-47-37	Director	Hong Kong

(1)

Suk Ying Pauli Ng has been the sole director of ETIL since February 1, 2021. Ms. Ng has also served as financial controller of Hastings Administration Limited since 1996. The address of Hastings Administration Limited is 22nd Floor, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong.

During the last five years, neither ETIL nor its director have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

VI.	Directors and Executive Officers of Season Pioneer Investments Limited

The following table sets forth information regarding the sole director of SPIL as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, SPIL does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Suk Ying Pauli Ng(1)	22nd Floor, Hang Lung Centre 2-20 Paterson Street, Causeway Bay, Hong Kong 011-377-97-97-47-37	Director	Hong Kong

(1)

Suk Ying Pauli Ng has been the sole director of SPIL since February 1, 2021. Ms. Ng has also served as financial controller of Hastings Administration Limited since 1996. The address of Hastings Administration Limited is 22nd Floor, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong.

During the last five years, neither ETIL nor its director have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

VII.	Directors and Executive Officers of Golwyn Capital Appreciation Limited

The following table sets forth information regarding the directors of Golwyn as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Golwyn does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Frances Anne Elizabeth Richard(1)	c/o THC Management Services S.A.M., 2nd Floor, Le Prince De Galles 3-5 Avenue des Citronniers MC 98000, Monaco 011-377-97-97-47-37	Director	United Kingdom

Jill Marie Franklin(2)	c/o THC Management Services S.A.M., 2nd Floor, Le Prince De Galles 3-5 Avenue des Citronniers MC 98000, Monaco 011-377-97-97-47-37	Director	United Kingdom

(1)

Frances Anne Elizabeth Richard has been a director of Golwyn for the last three years. Ms. Richard has also served as Administrative Officer of THC Management Services S.A.M., Monaco since January 2017 and Managing Director since March 2019. The address of THC Management Services S.A.M. is 2nd Floor, Le Prince De Galles 3-5 Avenue des Citronniers, Monaco, MC 98000. Ms. Richard is also a director of various other companies in the Morningside Group.

(2)

Jill Marie Franklin has been a director of Golwyn for the last three years. Ms. Franklin has also served as Administrative Assistant of THC Management Services S.A.M., Monaco since April 2013 and Director since March 2019. The address of THC Management Services S.A.M. is 2nd Floor, Le Prince De Galles, 3-5 Avenue des Citronniers, Monaco, MC 98000. Ms. Franklin is also a director of various other companies in the Morningside Group.

During the last five years, neither Golwyn nor its directors have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

VIII.	Managing Member and Executive Officers of J. Wood Capital Advisors LLC

The following table sets forth information regarding the managing member and executive officer of J. Wood Capital as of the date of this Transaction Statement.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Jason Wood (1)	1820 Calistoga Road, Santa Rosa, CA 95404 (415) 577-5305	Managing Member, Chief Executive Officer, and Chief Compliance Officer	U.S.A.

Greg Batista(2)	1820 Calistoga Road, Santa Rosa, CA 95404 (917) 647-2220	Chief Legal Officer	U.S.A.

(1)

Jason Wood has been the managing member, Chief Executive Officer and Chief Compliance Officer of J. Wood Capital for the last nine years The address of J. Wood Capital is 1820 Calistoga Road, Santa Rosa, CA 95404.

(2)	Greg Batista has been the Chief Legal Officer of J. Wood Capital for the last six years. The address of J. Wood Capital is 1820 Calistoga Road, Santa Rosa, CA 95404.

During the last five years, neither J. Wood Capital nor its managing member or executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.